10/30

02055727

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fosters Brewing Group

*CURRENT ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1711 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 11/5/02

82-1711

02 OCT ...

FOSTER'S
GROUP

Financial Report 2002

A-R/S
6-30-02

Fosters Brewing Group

The story OF A UNIQUE STRATEGY



Contents

Highlights

- Net profit increased 20.6% to $560.9 million.
- Net operating cash flow up 124.0% to $634.4million.
- Earnings before interest, tax and amortisation (EBITA) up 18.9% to $1,038.6 million.
- Carlton and United Breweries (CUB) EBITA rose 5.4% to $560.6 million.
- Beringer Blass Wine Estates (BBWE) EBITA increased 30.1% to $486.6 million.
- Foster's Brewing International EBITA rose 23.6% to $31.4 million.
- Lensworth EBITA was 9.5% higher to $27.7 million.
- Operating revenue increased 14.6% to $5.2 billion. Net sales revenue increased 12.1% to $4.6 billion.
- Continued improvement in underlying return on capital employed, across all core businesses.
- Gearing was 73.8% compared with 93.6% last year.
- Earnings per share rose 10.9% to 27.4 cents per share.
- The Directors have declared a final dividend of 9.5 cents per share fully franked, an increase of 11.8% on the prior year, bringing the full year, fully franked dividend to 17.0 cents per share, an increase of 9.7%.

Financial commentary

Operating Highlights

Net operating cash flow of $634.4 million was significantly higher than in 2001 with positive results achieved across all businesses. The increase was driven by higher earnings, reduced interest costs and a one-off tax settlement in the prior year.

Earnings from CUB grew in the face of challenging conditions in the Australian domestic beer market. Strong performances from Australian beer and the hospitality business offset intense competition experienced by the spirits arm, Continental Spirits.

BBWE delivered a strong performance with double-digit EBITA (pre-SGARA) and volume growth achieved in all Wine Trade regions. Wine Services also performed strongly, but the international Wine Clubs business was negatively impacted by challenging trading conditions in the post September 11 environment.

Foster's Brewing International (FBI), the group's international beer business, achieved double-digit EBITA growth driven by earnings increases in United States, Europe and Greater Pacific.

The group continued its strategy of bolt-on acquisitions to strengthen the market positions and returns of its core businesses. This included the purchase of Ready-To-Drink (RTD) manufacturer BCB Beverages in Victoria, Etude Wines in the US Napa Valley, Ponder Estate Wines and Hawkesbridge Vineyard in New Zealand's Marlborough region, and other businesses involved in wine accessories, bottling and barrel production. Also purchased were the brewery assets of Danang (Song Han) State Brewery in Vietnam.

Reflecting Foster's significant investment in the high-growth premium wine industry and drive to achieve improved balance between its beer and wine businesses, wine revenues of $1,933.8 million exceeded beer revenues of $1,737.9 million for the first time.

Foster's President and CEO, Mr Ted Kunkel, said,

'The results confirm Foster's ability to deliver strong cash flow as well as build and grow a global premium beverage business.'

'The BBWE wine model is delivering on the objectives of double-digit growth and positive cash flow forecast at the time of the Beringer acquisition and beer once again gave Foster's solid growth and magnificent cash generation.'

'Each of the group's core businesses increased its return on capital employed, delivering a higher return to shareholders from the same asset base. This was a commendable achievement when considered in context of the challenging trading conditions affecting the group's key markets of Australia and the US.'

'Fiscal 2002 was the year in which Foster's had to stand-up and be counted, to demonstrate that its beer/wine strategy will deliver growth, cash and returns. This result clearly confirms Foster's is on track and the group is gathering momentum.'

Foster's Today

EBITA BY PRODUCT


BEER
WINE
OTHER

EBITA BY GEOGRAPHY


INTERNATIONAL
AUSTRALIA

CAPITAL EMPLOYED BY PRODUCT


BEER
WINE
OTHER

CAPITAL EMPLOYED BY GEOGRAPHY


INTERNATIONAL
AUSTRALIA

Revenue

Total operating revenue increased 14.6% to $5,164.0 million.
Net sales revenue increased 12.1% to $4,572.0 million.

Revenue Summary

Year ended 30 June	2002 $m	2001 $m	% Change
Beer			
Australian	1,558.9	1,550.6	0.5
International	179.0	159.0	12.6
	1,737.9	1,709.6	1.7
Wine			
Trade	1,326.2	1,015.3	30.6
Clubs	398.1	346.3	15.0
Services	246.8	178.4	38.3
Intra-division sales	(37.3)	(27.1)	
	1,933.8	1,512.9	27.8
Leisure and Hospitality	851.4	838.5	1.5
Spirits	109.0	95.8	13.8
Royalties	39.8	36.4	9.3
Inter-segment sales	(99.9)	(113.4)	
Net sales revenue	4,572.0	4,079.8	12.1
Other operating revenue	592.0	425.5	39.1
Total operating revenue	5,164.0	4,505.3	14.6

- Effective 1 July 2001, the New Zealand Spirits business has been transferred to the Foster's Brewing International (FBI) division. The comparative revenue figures for FBI and Spirits have been adjusted by $9.0 million. FBI comparative revenue has also been restated for contract brewing income of $12.5 million, which was disclosed last year in the 'Other Sales Revenue' category.
- Wine Services revenue has been disclosed separately as part of the Wine industry disclosure. In 2001 Wine Services revenue of $153.2 million, after inter-segment sales of $25.2 million, was included in the 'Other Sales Revenue' category.
- Revenue of $60.8 million, mainly comprising the Capital Liquor business and other miscellaneous beer revenue, was disclosed in the previous year as part of the 'Other Sales Revenue' category. This revenue has now been disclosed in Australian Beer revenue.
- Net Sales Revenue reported in 2001 was $4,176.7 million. The movement in the comparative net sales revenue of $96.9 million is due to transfers to the 'Other Operating Revenue' disclosure of revenue arising from Self Generating and Re-generating Assets ('SGARA') of $71.6 million and non-beverage income of $25.3 million. Other Operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales and other non-beverage income. In 2002 SGARA revenue was $124.2 million.

Financial Commentary

Earnings

The group reported net profit after tax of $560.9 million for the period, an increase of 20.6% over 2001.

Earnings before interest, tax and amortisation rose 18.9% to $1,038.6 million.

The measurement basis for vines and grapes prescribed by AASB 1037 Self-Generating and Re-Generating Assets ('SGARA') has resulted in an increase in earnings before interest and tax of $44.2 million (2001 $25.7 million) representing the difference between the net market value increment of vines and grapes recognised in revenue, being $124.2 million (2001 $71.6 million), less vineyard operating expenses.

Taxation

The group's tax expense increased 24.2% to $242.1 million owing to the group's higher profitability and earnings growth in higher taxed countries. Overall, the effective tax rate moved to 29.9% from 29.3% in 2001.

Earnings per share

Earnings per share rose to 27.4 cents, an increase of 10.9% over last year.

Dividend

The Directors declared a final dividend of 9.5 cents per share fully franked, an increase of 11.8% over last year, bringing the full year dividend to 17.0 cents per share, an increase of 9.7%. This dividend will be fully franked at the Australian company tax rate of 30%.

Net profit (before significant items)


$m
600
500
400
300
200
98
99
00
01
02

Earnings per share (before significant items)


cents per share
30
25
20
15
10
98
99
00
01
02

Earnings Summary

Year ended 30 June	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation (EBITA)			
Beer			
Australian	430.5	410.8	4.8
International	31.4	25.4	23.6
	461.9	436.2	5.9
Wine			
Trade	401.0	294.8	36.0
Clubs	54.9	59.4	(7.6)
Services	30.7	19.9	54.3
	486.6	374.1	30.1
Leisure and Hospitality	114.4	105.9	8.0
Spirits	15.7	15.4	1.9
Property and Investments	27.7	25.3	9.5
Corporate (incl. net significant items)	(67.7)	(83.4)	18.8
Total EBITA	1,038.6	873.5	18.9
Amortisation	(47.7)	(37.2)	28.2
EBIT	990.9	836.3	18.5
Net interest expense	(182.4)	(172.1)	6.0
Tax	(242.1)	(194.9)	24.2
Outside equity interest	(5.5)	(4.1)	34.1
Net Profit after tax	560.9	465.2	20.6
Average shares outstanding (m)	2,034.8	1,878.7	8.3
Dividends per share (cents)	17.0	15.5	9.7

- Effective 1 July 2001, the New Zealand Spirits business has been transferred to the Foster's Brewing International (FBI) division. The comparative EBITA for FBI and Spirits have been adjusted by $1.1 million.

Return on Capital Employed (ROCE)

Group ROCE decreased 40 basis points to 13.4% and remains a healthy 280 basis points above the group's weighted average cost of capital.

After adjusting 2001 ROCE for the full year impact of the Beringer acquisition creating a Fiscal 2001 base of 13.1%, group ROCE increased 30 basis points to 13.4%.

Earnings before interest, tax and amortisation (before significant items)



$m
1,200
1,000
800
600
400
98
99
00
01
02

Financial Commentary

Cash Flow Highlights

Year ended 30 June	2002 $m	2001 $m	% Change
Cash profit before interest and tax	1,107.1	931.2	18.9
Working capital change	(211.5)	(162.5)	
Operating cash flow before interest and tax	895.6	768.7	
Net interest paid	(160.0)	(179.5)	
Tax paid	(101.2)	(306.0)	
Net operating cash flows	634.4	283.2	124.0
Capital expenditure	(285.0)	(322.9)	
Investments	(129.8)	(2,323.1)	
Capital expenditure and investments	(414.8)	(2,646.0)	
Depreciation	(176.8)	(137.6)	
Amortisation	(47.7)	(37.2)	
Depreciation and amortisation	(224.5)	(174.8)	
SGARA[1]	136.1	71.6	
Asset sale proceeds	86.4	36.5	
Net loan repayment proceeds	0.6	10.4	
Dividends paid	(154.9)	(131.7)	

1 SGARA – Self Generating and Re-Generating Assets – in accordance with the requirements of Australian accounting standard AASB 1037.

Cash Flow

Net operating cash flow was $634.4 million compared with $283.2 million in the previous year, an increase of $351.2 million on the prior period. The increase was driven primarily by forecast momentum in the second half of fiscal 2002 with $576 million of cash generated during that period, further reinforcing the seasonality of Foster's cash flow and the effect of timing differences on cash flow in the first half.

Delivering this result was continued strong cash flows from CUB, combined with a significant improvement in wine cash flows. Other factors driving the result were one-off tax receipts and lower interest payments. Net interest paid of $160.0 million was 10.9% lower than the previous year.

On a normalised basis, excluding one off tax and treasury related flows and significant items, operating cash flow was $504 million, a very solid underlying result.

The cash result reflects the changing cash flow characteristics of the group now that the Beringer acquisition has been fully integrated and the business has evolved to become a premium beer and wine company.

During the year, Foster's acquired a number of bolt-on businesses. The acquisitions included the purchase of International Wine Accessories, a leading supplier of wine accessory products; the purchase of Etude Wines, an ultra premium Napa Valley producer of Pinot Noir and Cabernet Sauvignon; the purchase of the assets of Tarac Bottlers, a contract wine bottling business in South Australia's Barossa Valley; the purchase of 51% of A P John Limited, an oak barrel manufacturer; Nellie Products, a premium wine packaging supplier based in Melbourne, Hawkesbridge Vineyard in the Marlborough region in New Zealand; the purchase of a 65% interest in BCB Beverages Pty Ltd, a manufacturer and packager of RTDs and carbonated soft drinks; the purchase of the brewery assets of Danang (Song Han) State Brewery in Vietnam and the Lensworth division acquired a residential land development site at Craigeburn, in Melbourne.

Balance Sheet

As at 30 June	**2002** **$m**	2001 $m
Current assets *	2,641.2	2,605.1
Non-current assets	6,869.8	7,018.7
Total assets	9,511.0	9,623.8
represented by:		
Australian Beer	1,758.2	1,730.9
International Beer	238.7	254.0
Wine	5,150.8	5,141.3
Leisure and Hospitality	734.4	798.8
Spirits	141.2	129.0
Property and Investments	210.7	180.6
Corporate (incl. tax and cash balances)*	1,277.0	1,389.2
	9,511.0	9,623.8
Current liabilities*	(1,696.9)	(1,800.2)
Non-current liabilities	(3,602.2)	(4,044.6)
Total liabilities	(5,299.1)	(5,844.8)
Total equity	4,211.9	3,779.0
Net debt	3,108.0	3,538.2
Gearing (%)	73.8	93.6
EBITA interest cover (times)	5.7	5.1

*Comparative restated by $374.3 million to gross-up the disclosure of Treasury current receivables and payables where no legal right of set-off exists. Previously disclosed on a net basis.

Exchange rates

Balance sheet items denominated in US dollars have been translated at the 30 June 2002 closing exchange rate of $A1 = US$0.5650 (2001: $A1 = US$0.5069). The average exchange rate used for profit and loss purposes was $A1 = US$0.5215 (2001: 0.5384).

Interest and gearing

EBITA interest cover was more than 5.7 times. Gearing, being the proportion of net debt to total shareholders' funds was 73.8% down from 93.6% in the prior year and is now on par with the group's gearing position prior to the acquisition of Beringer in 2000.

Gearing


percentage (%)
100
75
50
25
0
98
99
00
01
02

Financial Commentary

Operating Review by Business Unit

Carlton & United (CUB)

Year ended 30 June	**2002** $m	2001 $m	% Change
Earnings before interest, tax and amortisation			
Australian Beer	430.5	410.8	4.8
Leisure and Hospitality	114.4	105.9	8.0
Spirits	15.7	15.4	1.9
	560.6	532.1	5.4

CUB comprises the Australian beer business, Australian Leisure and Hospitality and Continental Spirits.

Key drivers:
- Higher margins despite lower volumes
- Strong turnaround in ALH

Another solid year was recorded with EBITA of $560.6 million, up 5.4% compared to the prior year. Net sales revenue was $2,421.8 million, up 2.0%.

Cash flows were again strong at $658.2 million, up 5.7% on 2001.

Australian Beer

Key drivers:
- Earnings and margins increased despite lower volumes
- Stringent focus on costs
- Sales initiatives in draught beer market paying off

Australian Beer contributed EBITA of $430.5 million, up 4.8% on 2001 and margins improved 1.1 percentage points. Volumes were 2.2% lower impacted by unseasonally cool summer weather patterns in South East Australia where CUB has significant volume and strong competition from pre mix spirit drinks (RTDs).

Despite lower overall beer volumes, in the high-margin premium beer segment volumes increased and CUB achieved double-digit volume growth for its key focus brands, Cascade Premium, Cascade Premium Light, Carlton Midstrength and Carlton Draught.

Throughout the year a number of successful marketing and sales initiatives were implemented. These included a mobile Draught Beer Academy to educate consumers and hoteliers about the virtues of draught beer, the launch of Victoria Bitter and Carlton Midstrength in 285ml bottles and new VB television commercials supporting Rugby League in New South Wales and Queensland.

In the premium segment, the limited release of super-premium brew, Cascade First Harvest Ale, was a great success, selling out within weeks of its launch.

Australian Leisure and Hospitality (ALH)

ALH is the leisure and hospitality arm of CUB and is Australia's largest hotel owner and operator. It has 130 pub venues incorporating bistros and restaurants, sports bars, gaming rooms and take-away liquor shops.

Key drivers:
- Gaming, retail liquor, bars and food all up on prior year
- Venue numbers reduced by 20
- Reduction in average capital employed of $22.3 million.

ALH produced an excellent result, successfully driving EBITA and revenue growth on a lower number of venues. EBITA grew 8.0% on 2001 to $114.4 million despite a reduction in capital employed within the business and increased taxes.

Gaming continues to perform well in all states driven by the ongoing rollout of new products and improvements in back-office systems. Retail liquor had an excellent year despite a reduced number of venues in the portfolio compared to last year. Gains were also made in bars and food.

The division continued its property rationalisation program to improve the quality of its portfolio. During the year 22 non-core hotels were sold, two hotels were acquired and a number of major venue refurbishments were undertaken.

ALH continued to work closely with governments, regulators and industry bodies throughout the year to ensure ALH's responsible service of gaming and alcohol policies and codes of conduct continue to lead industry standards.

Continental Spirits Company (CSC)

CSC markets a wide range of bottled spirits and pre-mix spirit drinks (RTDs) in Australia.

Key drivers:
- Bottled spirits volumes maintained
- Intense competition for RTD volumes.
- Result includes Pernod Ricard cash settlement of $5 million
- Initiatives in place to re-build pre-mix spirit drinks momentum

CSC posted an EBITA of $15.7 million, up 1.9% on 2001.

A disappointing result impacted by heavy competitor discounting in both the bottled spirits and RTD segments, forcing CSC's mid-premium brands into the discount segment where they now compete. In the face of strong discounting, both bottled spirit and RTD volumes were maintained.

To address this decline, a number of initiatives have been put in place to improve profitability and the strategic positioning of CSC in the RTD market. These include improved production flexibility through the purchase of low-cost producer BCB Beverages, more competitive bulk-spirit supply arrangements and increased leveraging of CUB's distribution network. The impact of these changes is expected to be evident in the second half of Fiscal 2003.

International Beer

Foster's Brewing International (FBI) is responsible for managing the Foster's brand globally and is also responsible for Foster's Asian and Pacific brewing operations in China, Vietnam, Fiji, India and Samoa.

Year ended 30 June	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation	31.4	25.4	23.6

Key drivers:
- Foster's USA delivers positive results
- Increased income from Foster's European partnership
- Benefits from continued cost management

FBI delivered an EBITA contribution of $31.4 million, up 23.6% on the previous year, on higher volumes. Performance against the prior year was driven by improved results from the Foster's USA business, increased income from the Foster's European partnership, Greater Asia performing better than last year, improved performance from the Greater Pacific region and continued cost management across all areas of the business.

Americas

The region achieved positive results for both volume and earnings against a backdrop of the events of September 11 and general soft business confidence in the US. In particular, earnings performance for the region was positive with year on year improvement of 30%. The joint venture formed with Miller Brewing Company in 2001 has allowed Foster's greater operational direction over the Foster's brand in the USA, including increased effort behind the brand in the form of marketing investment.

Europe, Middle East and Africa

The better than expected performance in Europe, the Middle East and Africa was the result of positive gains from Foster's European partnership income and export revenues from the Gulf region.

Regional volumes grew marginally and in the UK, Foster's volumes increased despite the continuing decline in the beer market there. Consumer research undertaken in the UK found Foster's to be the preferred brand in six out of seven regions, with superior consumer loyalty, particularly in the 18-24 year age group. Foster's moved up into the number three position in the take-home trade sector achieving the highest growth amongst the top ten brands.

Alliances established through the Scottish & Newcastle purchase of brewer Kronenbourg are showing benefits, with improved brand awareness and distribution access in France and Belgium.

Greater Asia

Greater Asia recorded an improved result over last year and continued to move closer to cash break-even. Growing demand in both local operations and export businesses saw beer volumes in the region rise 4.6%, with focus on high end, high margin products. The export business continues to develop as strategic alliances with key local partners are established.

Foster's purchased the assets of Danang (Song Han) State Brewery to double the license capacity of its existing Danang brewery and meet growing demand in Vietnam.

Greater Pacific

Volumes in all markets in the Greater Pacific region grew solidly contributing to a very positive result compared with last year.

The first full year of the multi-product approach in the region yielded good results with all three product offerings (beer, wine and spirits) growing well.

Financial Commentary

Global Wine

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses. BBWE has multiple selling channels – Wine Trade, Wine Clubs and Wine Services.

Year ended 30 June	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation			
Wine			
• Trade	401.0	294.8	36.0
• Clubs	54.9	59.4	(7.6)
• Services	30.7	19.9	54.3
	486.6	374.1	30.1

Key drivers:

- Strong earnings growth in a demanding operating environment.
- Operating cash flow (pre-tax and interest) more than covered investment activity for the period.
- Trade business delivered double-digit volume and earnings growth (pre SGARA).
- Services delivered strong organic growth, while integrating three acquired businesses.
- International Clubs result negatively impacted by economic conditions and events of September 11.

BBWE delivered a strong result with an EBITA contribution of $486.6 million, up 30.1%. EBITA (excluding SGARA) was $442.4 million, 26.9% up on last year. Global volumes increased 25.8% to just under 17 million nine litre cases.

BBWE delivered positive cash flow (pre tax and interest) after investing in working capital, capital expenditure and bolt-on acquisitions.

The trade businesses in North America and Asia Pacific, in particular, delivered excellent growth. In North America, this result was achieved in an operating environment that continues to be difficult. In the UK/Europe, good growth was delivered as new distribution arrangements and additions to the management team were put in place.

The performance of Wine Clubs was solid in Australia and New Zealand, but elsewhere the impacts of September 11 negatively affected international direct-selling businesses. While market conditions are expected to improve, a broad range of actions have been implemented to improve the performance of the international clubs business. Wine Services performed well with strong growth recorded, both organic and through acquisitions.

The strategy of bolt-on acquisitions for the wine business continued with the purchase by the Wine Trade business of Etude Wines in the US Napa Valley, Hawkesbridge Vineyard in New Zealand's Marlborough region and more recently, Ponder Estate Wines also in New Zealand. AP John, Nellie Products and Tarac Bottlers were also acquired by Wine Services. The Clubs business acquired the US based International Wine Accessories.

Wine Trade Division

The BBWE wine trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America and the UK/Europe.

Key drivers:

- Strong Asia Pacific performance as a result of continued brand momentum.
- Solid revenue and volume growth from North America despite difficult trading conditions.

The division contributed EBITA of $401.0 million, up 36.0% on 2001. EBITA (excluding SGARA) was $356.8 million, 32.6% up on last year.

Revenues from wine trade rose 30.6% to $1,326.2 million and overall shipments of bottled wine increased 33.2% to 14.2 million nine litre cases.

The restructuring of the global wine trade business which began in the first half was completed and regional businesses are now in place in the three key wine markets of the world: North America, Asia Pacific and UK/Europe.

Wine Trade – North America

North American wine trade encompasses sales of Californian, Chilean, Australian and European wines in North American markets.

The division made an excellent contribution achieving EBITA of $316.6 million, an increase of 47.4% over last year, in a very difficult trading environment. EBITA (excluding SGARA) was $283.1 million, 38.0% up on last year. After adjusting the 2001 results to include the additional three months of Beringer, the EBITA increase remains strong at 23.5% (excluding SGARA 14.7%).

Volumes, as measured by shipments, were up 11.6% on a comparable 12 month basis. Depletions from retail stores continued to grow at a faster rate (13%). Consumer pull-through is evident and in the critical off-premise market BBWE volumes, as reported by AC Nielson food and drug store data for the 52 week period ended July 6[1], grew by 22.1% against overall premium category growth of 7.6%. The Australian portfolio achieved volume growth of 27.1% driven primarily by Greg Norman Estates and the Black Opal brands as well as the successful launch of the Rothbury brand. Beringer Blush and Stone Cellars brands continued to perform well. Stone Cellars achieved volumes of nearly one million cases in its first 15 months, an outstanding achievement for a new brand.

Beringer Vineyards continued to receive recognition for wine quality winning an unprecedented four 'Winery of the Year' honours from some of America's most prestigious food and wine publications.

Wine Trade – Asia Pacific

Asia Pacific wine trade encompasses sales of Australian, Californian and European wine to the Asia Pacific region.

Asia Pacific trade achieved an EBITA increase of 4.1% to $67.9 million. EBITA (excluding SGARA) was $57.2 million, 16.5% up on last year. Revenue also rose 18.9% to $195.1 million and volumes were up 24.9% across all three markets, Australia, New Zealand and Asia.

The strong volume growth, in a market that was soft overall, was driven primarily by significantly increased spend behind the core brands in Australia. One-off costs associated with the realignment of the brand portfolio and restructure of the sales force in Australia also impacted on EBITA during the period.

The strategy of focusing on three core brands (Wolf Blass, Yellowglen, Jamiesons Run) yielded results, with Asia/Pacific volumes increasing by 24.9 per cent over last year. The growth was driven largely by increased sale volumes of Wolf Blass/ Eaglehawk (67.8% increase), Yellowglen (15.9% increase) and Jamiesons Run (19.1% increase). BBWE's focus on the premium end of the market (above $10 price point) also contributed to the result, providing protection from the intense competition at the lower end of the market during the year.

Wine Trade – UK/Europe

BBWE's UK/Europe trade business includes sales of Californian, Chilean, Australian and European brands to the UK and European markets.

UK/Europe achieved EBITA growth of 11.5% to $16.5 million, which excluded SGARA, and volumes rose 30.0% for the year, driven mainly by growth in UK/Ireland.

In the key UK market, it was a year of transition, with Waverley Wines and Spirits appointed as the on-premise distributor for BBWE Australian portfolio and a new sales force set-up to directly manage large off-trade customers. New listings with key retailers were achieved and volumes grew strongly, up 23.9% compared to the prior year.

Ireland was BBWE's best performing market for Europe with volumes up 54.9% on last year. Wolf Blass is a strong brand in this market, ranked as number three overall and retailing at a significant premium to its nearest competitors in the Australian category.

While Wolf Blass remains the key European and Canadian brand, Eaglehawk was launched in the second half of the year with sales growing well to date. The Stone Cellars brand was also launched and is showing encouraging early results.

1 A.C. Nielsen food and drug store scanned retail activity captures about 30% of BBWE's business in the US and is the only objective view of consumer activity considered to be a reliable directional indicator of broad consumer trends in the US.

Financial Commentary

Wine Clubs

BBWE's wine clubs sell wine directly to over one million members through its various wine clubs worldwide.

Key drivers:
- Australian clubs solid
- International clubs down

Wine Clubs EBITA was down 7.6% to $54.9 million for the year. Performance varied significantly by region with Clubs in Australia and New Zealand continuing to achieve solid growth. In the post September 11 environment international clubs suffered. In Germany, trade-shows were cancelled cutting off a key channel to market and consumer suspicion around mail offers continued to impact business in Europe and in the US.

During the period, additional management was appointed to the Wine Clubs business. Operational strategies have been put in place to improve distribution control, migrate Cellarmasters' business models, establish a common IT platform and achieve supply-chain cost savings and synergies.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

Key drivers:
- Mix of organic growth and acquisitions

Wine Services recorded an EBITA contribution of $30.7 million, up 54.3% on 2001. The increase was the result of both organic growth and acquisitions.

During the year BBWE acquired three businesses that were seamlessly integrated into the existing operations: AP John, Nellie Products and Tarac Bottlers. All delivered ahead of expectations.

Sales of corks and bottling and packaging activities were all up strongly and Wine Services bottled an additional 2.3 million cases of wine for producers in Australia and France.

Lensworth

Lensworth is the group's urban residential property business.

Year ended 30 June	**2002** **$m**	2001 $m	% Change
Earnings before interest, tax and amortisation	27.7	25.3	9.5

Key drivers:
- Residential property market growing strongly
- Robust cash flow

Lensworth achieved a good result overall with an EBITA of $27.7 million, up 9.5% on the previous year. Better than expected profits were recorded for property projects fuelled by historically low interest rates and the impact of the First Home Owners Rebate on new housing construction. Net rental income was also up and the market for industrial and commercial property continued to be sound. The acquisition of the Craigieburn project (Victoria) was settled in January 2002 and detailed planning has commenced for a project launch in 2003.

As at 30 June 2002, Lensworth managed assets with a book value of $230 million.

Outlook

Foster's has cemented its position as a global premium-branded beverage company generating growth momentum through a combination of premium products, geographic diversity, strong distribution channels and cash generation capability. While economic conditions in US and European wine markets remain demanding, and competition is intense across all geographies, Foster's expects this growth momentum to continue.

Historical Summary

$ million	1998	1999	2000	2001	2002
Total operating revenue	4,899.4	3,125.1	3,468.1	4,505.3	5,164.0
Profit					
EBITA					
• Beer – Australian	369.7	386.3	391.8	410.8	430.5
• Beer – International	(37.5)	(11.3)	7.3	25.4	31.4
• Wine	91.8	132.9	168.7	374.1	486.6
• Leisure and hospitality	54.1	81.6	111.1	105.9	114.4
• Spirits	–	–	6.0	15.4	15.7
• Property and investments	28.6	45.5	29.6	25.3	27.7
• Corporate (including significant items)	96.0	(13.7)	(45.1)	(83.4)	(67.7)
• Canada (discontinued)	74.7	–	–	–	–
Total EBITA	677.4	621.3	669.4	873.5	1,038.6
EBITA (continuing operations)	474.6	602.6	669.4	903.8	1,038.6
EBITA (discontinued operations and significant items)	202.8	18.7	–	(30.3)	–
Net profit after tax (pre significant items)	275.2	364.8	427.8	490.7	560.9
Significant items (after tax and outside equity interests)	171.4	4.0	–	(25.5)	–
Net profit after tax (post significant items)	446.6	368.8	427.8	465.2	560.9
Average shares outstanding (million)	1,731.7	1,719.6	1,724.3	1,878.7	2,034.8
– fully diluted	1,747.1	1,732.5	1,733.2	1,988.5	2,176.4
Normalised Earnings per share (cents) [1]	16.5	21.9	24.9	27.0	28.2
Basic Earnings per share (cents)	25.4	21.1	24.4	24.7	27.4
Diluted Earnings per share (cents)	25.2	21.0	24.4	24.2	26.8
Cash Flow					
EBITDA (continuing operations)	566.8	708.1	759.6	1,041.4	1,215.4
Operating cash flow	323.8	346.0	476.8	283.2	634.4
Asset sales and others	1,767.5	178.7	90.1	46.9	87.0
Capital expenditure	(241.3)	(195.9)	(209.8)	(322.9)	(285.0)
Investments	(432.5)	(490.7)	(264.1)	(2,323.1)	(129.8)
Dividend payments	(187.6)	(196.7)	(240.3)	(131.7)	(154.9)
Share buy-back/new issues	(625.0)	(58.6)	(104.6)	1,034.2	96.0
Outside equity interest	4.0	–	–	(0.4)	(3.3)
Net cash flow	608.9	(417.2)	(251.9)	(1,413.8)	244.4
Financial Strength					
Net debt (end period)	607.7	1,006.0	1,250.2	3,538.2	3,108.0
Total shareholders' equity	2,518.9	2,698.7	2,307.8	3,779.0	4,211.9
Book value per share ($)	1.5	1.5	1.3	1.9	2.0
Net tangible assets per share ($)	0.8	0.8	0.6	0.5	0.8
Net debt/equity (%) (end period)	24.1	37.3	54.2	93.6	73.8
EBITA – Interest paid cover (times)					
– pre significant items	6.1	10.2	10.3	5.1	5.7
Operating cash flow/EBITDA (continuing operations) (%)	57.1	48.9	62.8	27.2	52.2
Shareholder Returns					
Dividend (cents per share)	11.0	13.0	14.5	15.5	17.0
Dividend cover (times)	2.4	1.6	1.7	1.5	1.6
Franking (%)	100.0	100.0	100.0	100.0	100.0
Return on equity (%) [2]	10.9	13.7	18.8	13.1	13.5
Dividend yield (%) (average price)	3.7	3.1	3.3	3.3	3.5
Earnings yield (%) (average price) [3]	5.5	5.2	5.7	5.7	5.8
Share prices					
– year high	3.80	5.00	4.74	5.73	5.58
– year low	2.45	3.32	4.02	3.98	4.53
– close	3.80	4.26	4.70	5.48	4.72
– average	2.99	4.19	4.34	4.74	4.88

1 Basic earnings excluding SGARA, significant items and amortisation, expressed in cents per share.

2 Net profit before significant items as % of ordinary shareholders' funds.

3 Average share price as % of normalised earnings per share.

Statements of Financial Performance

For the year ended 30 June	Note	FGL 2002 $m	FGL 2001 $m	Consolidated 2002 $m	Consolidated 2001 $m
Net sales revenue	2			4,572.0	4,079.8
Cost of sales				(2,299.0)	(1,937.7)
Gross profit		–	–	2,273.0	2,142.1
Other operating revenue	2	403.6	267.3	451.9	332.8
Selling expenses				(562.5)	(508.3)
Marketing expenses				(300.8)	(265.2)
Distribution expenses				(100.2)	(97.4)
Administration expenses		(168.2)	(50.2)	(764.5)	(729.9)
Other expenses				(13.2)	(81.9)
Share of net profits of associates and joint ventures accounted for using the equity method				7.2	44.1
Earnings before interest and income tax		235.4	217.1	990.9	836.3
Interest revenue	2	127.4	142.3	140.1	92.7
Borrowing expenses	3	(26.7)	(32.1)	(322.5)	(264.8)
Net interest expense		100.7	110.2	(182.4)	(172.1)
Profit from ordinary activities before income tax		336.1	327.3	808.5	664.2
Income tax expense	5	(21.0)	(24.1)	(242.1)	(194.9)
Net profit		315.1	303.2	566.4	469.3
Net profit attributable to outside equity interest				(5.5)	(4.1)
Net profit attributable to members of Foster's Group Limited				560.9	465.2
Exchange differences on translation of financial report of foreign controlled entities, net of hedging	22			(81.5)	35.9
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		–	–	(81.5)	35.9
Total changes in equity other than those resulting from transactions with owners as owners		315.1	303.2	479.4	501.1
Earnings per share (cents)	7				
Basic				27.4	24.7
Diluted				26.8	24.2

The statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

At 30 June		FGL		Consolidated	
		2002	2001	**2002**	2001
	Note	**$m**	$m	**$m**	$m
Current assets					
Cash assets	9	–	4.9	277.4	542.7
Receivables	10	4,453.3	4,093.6	1,186.7	941.6
Inventories	11			1,114.7	1,077.7
Other current assets	17	0.4	0.3	62.4	43.1
Total current assets		4,453.7	4,098.8	2,641.2	2,605.1
Non-current assets					
Receivables	10	83.9	65.5	93.0	73.8
Inventories	11			564.0	487.0
Investments accounted for using the equity method	12			73.0	77.7
Other financial assets	13	682.9	820.0	2.4	4.7
Property, plant and equipment	14	16.9	17.8	2,908.8	2,984.0
Agricultural assets	15			357.7	366.7
Intangible assets	16			2,583.5	2,669.4
Deferred tax assets		5.1	4.5	226.0	309.3
Other non-current assets	17			61.4	46.1
Total non-current assets		788.8	907.8	6,869.8	7,018.7
Total assets		5,242.5	5,006.6	9,511.0	9,623.8
Current liabilities					
Payables	18	848.7	907.4	1,054.0	1,084.7
Interest bearing liabilities	19	596.8	576.9	237.1	365.3
Current tax liabilities		17.0	20.5	121.8	77.8
Provisions	20	200.9	184.5	284.0	272.4
Total current liabilities		1,663.4	1,689.3	1,696.9	1,800.2
Non-current liabilities					
Payables	18			111.7	24.7
Interest bearing liabilities	19			3,148.3	3,715.6
Deferred tax liabilities		–	0.2	283.7	215.4
Provisions	20	0.3	0.3	58.5	88.9
Total non-current liabilities		0.3	0.5	3,602.2	4,044.6
Total liabilities		1,663.7	1,689.8	5,299.1	5,844.8
Net assets		3,578.8	3,316.8	4,211.9	3,779.0
Equity					
Shareholders' interest					
Contributed equity	21	3,382.3	3,087.9	3,445.5	3,151.1
Reserves	22	–	–	12.1	94.4
Retained profits	22	196.5	228.9	704.8	493.9
Total parent entity interest		3,578.8	3,316.8	4,162.4	3,739.4
Outside equity interests in controlled entities	23			49.5	39.6
Total equity		3,578.8	3,316.8	4,211.9	3,779.0

The statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

For the year ended 30 June		FGL		Consolidated	
		2002	2001	**2002**	2001
		$m	$m	**$m**	$m
	Note	**Inflows/ (Outflows)**	Inflows/ (Outflows)	**Inflows/ (Outflows)**	Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				6,617.1	6,156.8
Payments to suppliers, governments and employees		(54.1)	(43.6)	(5,721.5)	(5,388.3)
Dividends received		320.5	257.0	–	0.2
Interest received				133.4	90.1
Borrowing costs				(293.4)	(269.6)
Income taxes paid		(24.9)	(16.5)	(101.2)	(306.0)
Net cash flows on behalf of controlled entities		(320.5)	(257.0)		
Net cash flows from operating activities	29	(79.0)	(60.1)	634.4	283.2
Cash flows from investing activities					
Payments to acquire controlled entities (net of cash balances acquired)	29			(101.8)	(2,315.9)
Payments to acquire outside equity interest in controlled entities	29			(0.3)	(4.9)
Payments for property, plant, equipment and agricultural assets		(2.1)	(5.0)	(285.0)	(322.9)
Payments for acquisition of investments and other assets	29			(27.7)	(2.3)
Net proceeds from repayment of loans		9.4	7.6	0.6	10.4
Proceeds from sale of property, plant and equipment		0.2	–	81.0	33.4
Proceeds from sale of investments and other assets				5.4	3.1
Payments from sale of controlled entities		58.3	–		
Net cash flows on behalf of controlled entities		(58.3)	–		
Net cash flows from investing activities		7.5	2.6	(327.8)	(2,599.1)
Cash flows from financing activities					
Payments for shares bought back		–	(12.6)	–	(12.6)
Proceeds from issue of shares		96.0	1,031.7	96.0	1,031.7
Proceeds from borrowings	19			660.0	3,726.8
Repayment of borrowings	19			(1,163.6)	(2,294.5)
Proceeds from exercise of options and capital called up		–	15.1	–	15.1
Distributions to outside equity interest				(3.3)	(0.4)
Dividends paid		(154.9)	(131.7)	(154.9)	(131.7)
Net cash flows on behalf of controlled entities		124.4	(840.2)		
Net cash flows from financing activities		65.5	62.3	(565.8)	2,334.4
Total cash flows from activities	19	(6.0)	4.8	(259.2)	18.5
Cash at the beginning of the year		4.9	0.1	534.5	504.8
Effects of exchange rate changes on foreign currency cash flows and cash balances				(3.9)	11.2
Cash at the end of the year	29	(1.1)	4.9	271.4	534.5

The statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

Note 1 Summary of significant accounting policies

General

The financial report is a general purpose financial report and has been prepared in accordance with the requirements of the Corporations Act 2001, Australian accounting standards and Urgent Issues Group Consensus Views.

The financial report has been prepared on the basis of historical cost, except for agricultural assets which are recognised at net market value. Unless stated otherwise, the accounting policies adopted are consistent with those of the previous years.

Principles of Consolidation

The consolidated financial statements have been prepared for the consolidated entity (referred to as the 'Group'), comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 33.

Revenue and Receivables

Amounts disclosed as operating revenue are net of sales discounts, duties and taxes. All receivables are regularly reviewed and doubtful debts are provided for where necessary. Revenue and receivables are recognised for the major business activities as follows:

Beer and Spirits

Sales are recorded when the goods leave the warehouse. Credit terms for the beer business are generally 14 days from the date of invoice and 35 days from the date of invoice for the spirits business.

Leisure and hospitality

Sales are recorded when the customer receives the good or service.

Wine

A trade sale is recorded when goods leave the warehouse for delivery to the customer. Trade customers are generally provided 30 days credit from the date of invoice.

Wine club sales are recorded when the goods are delivered to the customer. Credit card customers are generally billed 3 days from the order date. Other customers pay by direct debit from their bank account.

Property and investments

Revenue from the sale of non-residential properties held for development and resale is recognised when an executable contract becomes unconditional and sale of residential land is recognised at settlement.

Cash

Cash consists of cash at bank, on hand and in transit, and on short term deposit and investments in money market instruments, net of outstanding bank overdrafts.

Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred except where they are included in the cost of qualifying assets. Borrowing costs include interest expense, amortisation of discounts, premiums and other ancillary costs incurred in connection with the arrangements of borrowings.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average of borrowing costs that could have been avoided if the expenditure on qualifying assets had not been undertaken, in this case 6.0% (2001 6.2%).

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value. Cost of manufactured goods is determined on a consistent basis, comprising prime costs and an appropriate proportion of fixed and variable overhead expenses.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on the Group's sales projections for the ensuing year. Non-current wine stocks include the cost of production and capitalised interest.

Properties held for development and sale are carried at the lower of cost and net realisable value, as determined by Directors. Cost includes the cost of acquisition, development and holding costs such as rates and taxes. In assessing net realisable value, consideration is given to the future cash flows expected to derive from property projects.

Recoverable Amounts of Non-Current Assets

The carrying amounts of all non-current assets have been reviewed and, where appropriate, relevant assets have been written down to their recoverable amount (from future use and/or disposal as appropriate). In assessing recoverable amount, the Directors have elected not to take into account the effect of discounting expected net cash flows to their present value.

Investments

Associates

In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of cost and recoverable amount. Under this method, the Group's share of post acquisition profits or losses of associates, where material, is recognised in the consolidated statement of financial performance and the share of movements in post acquisition reserves of associates is recognised in the Group's consolidated reserves. Associates are those entities over which the Group has significant influence, but not control.

Notes to the Financial Statements

Note 1 Summary of significant accounting policies (continued)

Investments (continued)

Partnerships

The Company's interest in partnerships is accounted for using equity accounting principles in both the Company's financial statements and the consolidated financial statements. The interest is carried at the lower of the equity carrying amount and recoverable amount. The equity carrying amount is cost plus the Company's share of the partnership's result less drawings. The Company's share of the partnership's result is included in profit for the year.

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount.

Other

The Group's interests in shares and other investments are included in the financial statements at the lower of cost and recoverable amount. Dividends and other distributions from these investments are recognised in the statement of financial performance when received.

Leasing

Leases classified as operating leases are not capitalised and lease rental payments are charged against profits as incurred. Where an asset is acquired by means of a finance lease, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis so as to write the asset off over the period of the lease or its estimated useful economic life. The liability in respect of capitalised leases is reduced by the principal component of each lease payment and the interest component is expensed.

Property, Plant and Equipment

Plant and equipment is depreciated by the Group so that the assets are written off over their estimated useful economic lives, using reducing balance or straight line methods as appropriate. Lease premiums and leasehold improvements are written off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as Projects in Progress at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, borrowing costs incurred during construction and an appropriate proportion of variable and fixed overhead.

The depreciation rates used for each class of asset are as follows:

Freehold buildings and improvements	1.5%
Leasehold buildings and improvements	4.0% (representing average lease term)
Plant and equipment	2.5% – 40.0%

Intangible Assets

Brand names, patents and licences

Brand names, patents and licences are included in the financial statements at the lower of cost and recoverable amount. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The carrying value of these brands is reviewed each year to ensure that it is not in excess of recoverable amount.

An independent valuation of the brand names was completed at 30 June 2000. Expenditure incurred in developing, maintaining or enhancing brand names is written off against operating profit in the year in which it is incurred.

The Directors believe that any depreciable amounts of the Group's brand names is negligible based on expected residual values compared with carrying values. Further, the Directors believe that the useful lives of the brands are of such duration that any amortisation charge on the brands would be immaterial.

Goodwill

Goodwill on acquisition is capitalised and amortised on a straight line basis over the lesser of the period of time during which the benefits are expected to arise and twenty years. The carrying value of each item of goodwill is reviewed annually. All material amounts of goodwill are currently being amortised over twenty years.

Mailing Lists

Mailing lists in the wine business are included in the financial statements at cost. In reviewing the value of assets acquired in the Wine Group at 1 July 1997, the mailing lists were valued by independent valuers. The valuation based on the current value of the future net cash flows was found to approximate the book value of the mailing lists. The carrying value of mailing lists are reviewed annually and amortised over twenty years.

Agricultural Assets

Agricultural assets comprise grape vines and olive trees. These assets are measured at net market value with any change in net market value during the period recognised in the statement of financial performance. Costs incurred in maintaining agricultural assets are recognised as expenses when incurred. The net market value of picked grapes and olives is recognised as revenue in the statement of financial performance in the period of harvest, in accordance with AASB 1037 'Self-Generating and Regenerating Assets (SGARA)'.

Note 1 Summary of significant accounting policies (continued)

Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition.

A liability for restructuring costs is recognised as at the date of acquisition of an entity when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Interest Bearing Liabilities

Bank loans are carried at their principal amounts. Bank bills are carried at the amount which represents the present value of future cash flows. Interest is accrued over the period it becomes due and that part not paid is recorded as part of other creditors.

Certain bank loans denominated in foreign currency are hedged through various forms of foreign exchange hedge contracts. The loans and contracts have been valued at the exchange rate at reporting date. As a result of the reporting date exchange rates being different to the hedge contract exchange rates, a receivable from or payable to the relevant hedge contract counterparty arises, and has been included in 'receivables' or 'payables' and 'interest bearing liabilities' in the statement of financial position, as applicable.

Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade payables are normally settled within 60 days.

Employee Entitlements

Liabilities for employees' entitlements to wages and salaries, annual leave and other current employee entitlements are accrued at undiscounted amounts.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Derivative Financial Instruments

The Group utilises derivative financial instruments, solely for hedging purposes, in the normal course of actively managing its exposures to fluctuations in interest and exchange rates.

All material foreign currency transactions are hedged. Gains and losses on hedges covering foreign exchange exposures in respect of specific purchase and sale agreements are deferred and included in the determination of the amounts at which the transactions are brought to account.

The net effect of interest rate swap agreements is included in the calculation of net interest. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Refer to note 31 for further discussion on specific use of derivative financial instruments.

Other Financial Instruments

Where the financial instruments are redeemable but either the holder or the Company has an option to convert them into ordinary shares of the Company, they are classified as compound instruments. The liability component is measured as the present value of the principal and interest obligations, discounted at the prevailing market rate for a similar liability that does not have an equity component. The residual of the net proceeds received on issuing the instrument is classified as equity.

Interest on compound instruments is determined based on the liability component and includes the actual interest paid to holders. The liability accretes over the life of the instruments to the original face value if they are not previously converted. There are no dividends associated with the equity component.

Foreign Currencies

All figures in the accompanying financial statements and notes are expressed in Australian currency unless specifically identified as being otherwise.

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction.

Foreign currency balances arising from those transactions are translated at the exchange rates at reporting date.

Gains and losses resulting from trading transactions are included in the determination of the profit or loss for the year.

Financial statements of foreign controlled entities have been converted to Australian currency at reporting date using the current rate method. Gains and losses arising from conversion of financial statements of foreign controlled entities using this method on consolidation and on inter-entity accounts with foreign controlled entities and on hedges of investments in foreign controlled entities are taken directly to the foreign currency translation reserve.

Where anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged

Notes to the Financial Statements

Note 1 Summary of significant accounting policies (continued)

Foreign Currencies (continued)

until the amounts of those transactions are fully allocated against the hedged amounts.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as originally designated, the gains and losses that arise on the hedge prior to the redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is no longer expected to occur as originally designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

Income Tax

The Group uses the liability method of tax effect accounting. No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Rounding of Amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Note 2 Operating revenue				
Net sales revenue				
net beer sales			1,737.9	1,709.6
net wine sales			1,933.8	1,512.9
net spirit sales			109.0	95.8
leisure and hospitality			851.4	838.5
royalties			39.8	36.4
			4,671.9	4,193.2
inter segment sales			(99.9)	(113.4)
Net sales revenue			4,572.0	4,079.8
Other operating revenue				
dividends	320.5	257.0	–	0.2
property			128.8	111.5
rent			18.1	19.1
sale of assets			86.4	36.4
proceeds on deregistration of controlled entities	58.5	–		
SGARA			124.2	71.6
non-beverage income	24.6	10.3	94.4	94.0
Other operating revenue	403.6	267.3	451.9	332.8
	403.6	267.3	5,023.9	4,412.6
interest revenue	127.4	142.3	140.1	92.7
Total operating revenue	531.0	409.6	5,164.0	4,505.3

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, spirits and wine is after deducting excise and other duties and taxes of $1,882.3 million (2001 $1,877.5 million). Net sales includes amounts for freight charged to customers. Net beer sales revenue includes the sale of international spirits and soft drinks. The New Zealand spirits business has been transferred from net spirits sales to net beer sales and comparatives have been restated by $9.0 million. Non-beverage income mainly includes non-core property sales, hop extract sales, bio-resources, vending machine income and wine club membership fees.

SGARA revenue is the net market value increment in vines and grapes in accordance with AASB 1037 'Self-generating and Regenerating assets'.

Net sales revenue for 2001 reported in the prior year annual report was $4,176.7 million. The comparative has been restated by $96.9 million for amounts transferred to the 'Other Operating revenue' disclosure, comprising 2001 SGARA revenue of $71.6 million and non-beverage income of $25.3 million.

Notes to the Financial Statements

	FGL 2002 $m	FGL 2001 $m	Consolidated 2002 $m	Consolidated 2001 $m
Note 3 Profit from ordinary activities				
Profit from ordinary activities before significant items and income tax has been arrived at after (charging) and crediting:				
interest received from				
– controlled entities	127.4	142.3		
– other related parties			–	0.1
– other persons			140.1	92.6
	127.4	142.3	140.1	92.7
interest costs				
– controlled entities	(26.7)	(32.1)		
– other related parties			–	(2.1)
– other persons			(331.5)	(279.6)
	(26.7)	(32.1)	(331.5)	(281.7)
interest capitalised on qualifying assets			19.5	20.6
amortisation of interest capitalised on qualifying assets			(10.5)	(3.7)
	(26.7)	(32.1)	(322.5)	(264.8)
net interest (expense)/income	100.7	110.2	(182.4)	(172.1)
depreciation of				
– freehold buildings and improvements			(19.9)	(17.3)
– leasehold buildings and improvements	(1.3)	(0.3)	(5.9)	(3.2)
– plant and equipment	(1.6)	(1.5)	(151.0)	(117.1)
amortisation of				
– goodwill			(42.9)	(34.0)
– other intangibles			(4.8)	(3.2)
amounts to provisions for				
– doubtful debts – trade debtors			(2.2)	(1.8)
– employee entitlements	(1.1)	–	(30.0)	(24.7)
– other	5.0	–	11.4	0.4
inventory obsolescence and other write-downs			(23.9)	(2.5)
reversal of previous inventory write-downs			2.1	–
bad debts written off trade debtors			(5.3)	(4.6)
rental expense relating to operating leases	(0.4)	(0.4)	(94.6)	(34.2)
net profit on disposal of				
– property, plant and equipment			5.2	4.2
– investments			0.3	3.1
foreign exchange gains, net of losses			5.9	13.1
dividends received from				
– controlled entities	320.5	257.0		
– other investments			–	0.2

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Note 4 Significant items				
Individually significant items included in profit from ordinary activities before income tax				
Share of profit from the sale of Molson brands from the USA partnership and subsequent restructure of the partnership, now called Foster's USA, LLC (tax expense applicable $2.5 million)			–	36.7
Wine Planet write-down			–	(39.5)
2000 Sydney Olympics expenditure (2001 tax benefit applicable $7.3 million)			–	(27.5)
Total significant items	–	–	–	(30.3)
Note 5 Income tax				
The amount of income tax attributable to operating profit as shown in the statement of financial performance differs from the prima facie income tax expense attributable to operating profit. The differences are reconciled as follows:				
prima facie income tax expense attributable to operating profit calculated at the rate of 30% (2001 34%)	100.8	111.3	242.5	225.9
tax effect of				
– non-recognition of future income tax benefits			17.4	13.9
– previously unbooked future income tax benefit realised			(2.9)	–
– depreciation and amortisation not allowable			15.5	15.2
– rebateable dividends	(96.2)	(87.4)	–	(0.1)
– non taxable income and profits (net of non-deductible expenditure and losses)	16.2	(0.5)	(6.7)	11.6
– utilisation of available losses			(29.9)	(98.2)
– other			(13.0)	(11.4)
– *foreign tax rate differential*			1.1	1.4
– effect of change in tax rate	–	0.7	–	6.9
– under/(over) provisions in previous years	0.2	–	18.1	29.7
income tax expense per statement of financial performance	21.0	24.1	242.1	194.9

Adjustment to deferred income tax balances

Legislation has been introduced to reduce the company tax rate from 34% to 30% in the 2001 – 2002 income tax year. As a consequence, deferred tax balances are stated in the accounts at 30%.

Future income tax benefit

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These benefits amount to $280.0 million (2001 $309.0 million).

These benefits will be obtainable only if:

- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised.
- the consolidated entity continues to comply with the conditions for deductibility imposed by income tax law; and
- changes in income tax legislation do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

Notes to the Financial Statements

Note 6 Segment Results

	Total assets		Total liabilities		Acquisition of property, plant & equipment, agricultural assets & intangibles		Depreciation and amortisation expense		Non-cash expenses other than depreciation and amortisation	
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Industry segments										
Australian Beer	1,758.2	1,730.9	225.1	240.2	87.9	96.5	70.8	52.4	13.9	21.7
International										
Beer	238.7	254.0	45.5	42.6	11.9	5.9	8.7	8.7	2.1	–
Spirits	141.2	129.0	12.7	6.9	2.3	1.1	2.5	2.4	–	0.8
Leisure and hospitality	734.4	798.8	61.8	59.9	43.2	75.3	33.5	28.4	9.0	7.6
Wine	5,150.8	5,141.3	313.5	277.2	229.9	2,560.7	104.8	80.0	37.4	48.3
Property	210.7	180.6	126.3	102.4	0.7	0.7	0.6	0.6		
Corporate	773.6	537.2	723.3	741.5	2.1	5.1	3.6	2.3	1.1	14.3
	9,007.6	8,771.8	1,508.2	1,470.7	378.0	2,745.3	224.5	174.8	63.5	92.7
Unallocated										
Cash/interest bearing liabilities	277.4	542.7	3,385.4	4,080.9						
Deferred tax assets/tax provisions	226.0	309.3	405.5	293.2						
	9,511.0	9,623.8	5,299.1	5,844.8						

	Total operating revenue		Inter segment sales		Net external operating revenue		Operating profit before income tax and significant items		Significant items		Profit from ordinary activities before income tax	
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Industry segments												
Australian Beer	1,582.8	1,578.3	(97.5)	(110.6)	1,485.3	1,467.7	428.0	408.3	–	(8.5)	428.0	399.8
International												
Beer	227.2	199.0			227.2	199.0	31.4	25.4	–	36.7	31.4	62.1
Spirits	114.8	96.8			114.8	96.8	14.4	14.1			14.4	14.1
Leisure and hospitality	935.3	883.0			935.3	883.0	113.0	104.8			113.0	104.8
Wine	2,080.4	1,607.3	(2.4)	(2.8)	2,078.0	1,604.5	444.3	342.1	–	(39.5)	444.3	302.6
Property	173.8	161.6			173.8	161.6	27.5	25.0			27.5	25.0
Corporate	9.5	–			9.5	–	(67.7)	(53.1)	–	(19.0)	(67.7)	(72.1)
	5,123.8	4,526.0	(99.9)	(113.4)	5,023.9	4,412.6	990.9	866.6	–	(30.3)	990.9	836.3
Unallocated												
Interest revenue					140.1	92.7						
Net interest expense											(182.4)	(172.1)
					5,164.0	4,505.3					808.5	664.2

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties. The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis. The Group has certain investments in associates which are equity accounted but are not material. The New Zealand Spirits business has been transferred from the Spirits segment to the International Beer segment and comparatives have been restated.

Note 6 Segment results (continued)

The International beer segment includes an investment in Foster's USA, LLC of $71.1 million (2001 $75.7 million), an equity accounted joint venture partnership. The Group's share of the operating profit before tax from Foster's USA, LLC was $7.2 million (2001 $44.1 million).

	Total assets		Acquisition of property, plant & equipment, agricultural assets & intangibles		Net external operating revenue	
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Geographical segments						
Australia	4,524.7	4,493.0	210.6	236.3	3,118.1	2,925.1
Asia and Pacific	233.1	214.4	19.7	22.5	252.9	239.1
Europe	488.0	328.9	11.4	71.0	299.5	256.5
Americas	3,761.8	3,735.5	136.3	2,415.5	1,353.4	991.9
	9,007.6	8,771.8	378.0	2,745.3	5,023.9	4,412.6
Unallocated						
Cash	277.4	542.7				
Deferred tax assets	226.0	309.3				
Interest revenue					140.1	92.7
	9,511.0	9,623.8			5,164.0	4,505.3

	Consolidated	
	2002	2001
Note 7 Earnings per share		
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	27.4	24.7
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	2,034,795	1,878,657
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	26.8	24.2
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	2,176,432	1,988,530
Comparatives have been restated to reflect the impact of bonus elements of shares.		
	$m	$m
Earnings reconciliation		
Net profit	566.4	469.3
Net profit attributable to outside equity interest	(5.5)	(4.1)
Deemed dividends on US$400m exchangeable bonds	(3.3)	(2.5)
Earnings used to calculate basic earnings per share	557.6	462.7
Interest savings on exchangeable bonds	26.4	18.9
Earnings used to calculate diluted earnings per share	584.0	481.6

Notes to the Financial Statements

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Note 8 Dividends				
Interim dividend of 7.5 cents per ordinary share paid 22 March 2002 (2001 7.0 cents per ordinary share paid 23 March 2001)	152.8	133.7	152.8	133.7
Final dividend of 9.5 cents per ordinary share proposed by directors to be paid 1 October 2002 (2001 8.5 cents per ordinary share paid 28 November 2001)	194.5	171.0	194.5	171.0
Prior period under-provision of final dividend	0.2	13.9	0.2	13.9
	347.5	318.6	347.5	318.6
The amount of dividends that have been or will be franked	347.5	318.6	347.5	318.6

The amount of franked dividends varies to consolidated dividends distributed of $350.8 million (2001 $321.1 million) (refer note 22) due to the $3.3 million (2001 $2.5 million) disclosure of the equity component of the interest cost on the exchangeable bonds.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2002.

The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

	FGL 2002	FGL 2001	Consolidated 2002	Consolidated 2001
Amount of franking credits available for the subsequent year	354.7	233.2	354.7	233.2

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable, dividends proposed and franking credits that may be prevented from being distributed in the subsequent year. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

The Government introduced legislation into Parliament on 28 June 2001 which required companies to convert their existing Class C franking account balances from a 34% underlying tax rate to 30% on 1 July 2001.

Note 9 Cash assets	FGL 2002	FGL 2001	Consolidated 2002	Consolidated 2001
at bank, on hand and in transit	–	4.9	222.2	181.0
on deposit			55.2	361.7
	–	4.9	277.4	542.7

The cash on deposit for the consolidated entity is bearing floating interest rates between 0.6% and 4.8% (2001 0.5% and 5.0%).

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Note 10 Receivables				
Current				
trade debtors			**592.1**	528.4
provision for doubtful debts			**(16.9)**	(13.5)
other debtors	**1.5**	1.5	**608.4**	425.5
provision for doubtful debts	**(1.5)**	(1.5)	**(2.1)**	(2.8)
loans to Directors of controlled entities	**0.1**	–	**0.1**	–
loans to other persons	**0.2**	0.2	**0.9**	1.1
provision for doubtful debts	**(0.2)**	(0.2)	**(0.2)**	(0.2)
employee share plan loans	**4.4**	3.1	**4.4**	3.1
amounts due from controlled entities	**4,921.4**	4,575.5		
provision for doubtful debts	**(472.6)**	(485.0)		
	4,453.3	4,093.6	**1,186.7**	941.6
Non-current				
trade debtors			**6.9**	7.9
provision for doubtful debts			**(6.5)**	(7.0)
other debtors			**4.9**	3.1
loans to Directors of controlled entities	**1.0**	0.9	**1.1**	1.1
loans to other persons			**3.7**	4.1
employee share plan loans	**82.9**	64.6	**82.9**	64.6
	83.9	65.5	**93.0**	73.8

Loans to other persons are non-interest bearing.

	FGL		Consolidated	
Note 11 Inventories				
Current				
finished goods at cost			**537.3**	557.1
raw materials and stores at cost			**61.5**	55.4
work in progress at cost			**463.0**	396.1
			1,061.8	1,008.6
properties held for development and sale at net realisable value				
– cost of acquisition			**29.2**	46.4
– development costs			**23.2**	21.2
– rates, taxes and interest			**0.5**	1.5
			52.9	69.1
			1,114.7	1,077.7
Non-current				
work in progress at cost			**421.6**	398.7
properties held for development and sale at net realisable value				
– cost of acquisition			**50.5**	4.5
– development costs			**91.9**	83.8
			564.0	487.0
Total inventories			**1,678.7**	1,564.7

Notes to the Financial Statements

	Note	FGL 2002 $m	FGL 2001 $m	Consolidated 2002 $m	Consolidated 2001 $m
Note 12 Investments accounted for using the equity method					
Interest in joint venture partnerships	34			71.1	75.7
Shares in associates	34			1.9	2.0
				73.0	77.7
Note 13 Other financial assets					
Controlled entities					
unquoted shares					
– at cost		682.9	820.0		
Other					
quoted shares at cost				5.1	5.1
provision for diminution				(5.1)	(5.1)
unquoted shares at cost				2.5	12.3
provision for diminution				(0.1)	(7.6)
		682.9	820.0	2.4	4.7
quoted shares at market value				1.3	1.3
Note 14 Property, plant and equipment					
Land					
at cost				663.7	717.7
Freehold buildings and improvements					
at cost				1,115.0	1,119.3
accumulated depreciation				(142.4)	(128.2)
Leasehold buildings and improvements					
at cost		13.8	11.2	96.4	73.3
accumulated depreciation		(5.7)	(4.4)	(30.0)	(21.0)
Plant and equipment					
at cost		18.6	15.9	2,103.7	2,081.9
accumulated depreciation		(10.4)	(8.9)	(1,037.6)	(930.2)
projects in progress at cost		0.6	4.0	140.0	71.2
		16.9	17.8	2,908.8	2,984.0

Valuation of land and buildings

The cost of consolidated land and buildings at 30 June 2002 was $1,702.7 million (FGL $8.1 million).

The most recent valuation of land and buildings was completed at 30 June 2002, with reference to independent valuations. Land and buildings were valued at $2,181.9 million (FGL $50.0 million) on an existing use basis.

As land and buildings are recorded at cost the valuation has not been brought to account.

Note 14 Property, plant and equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land		Freehold buildings		Leasehold buildings		Plant and equipment	
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Consolidated								
carrying amount at start of year	717.7	349.2	991.1	649.5	52.3	31.7	1,222.9	826.3
additions	2.3	13.9	53.3	64.0	7.1	7.0	214.2	213.0
acquisitions	0.6	371.2	2.0	263.0	0.9	16.5	11.4	272.6
disposals	(17.4)	(7.9)	(24.4)	(7.4)	(1.6)	(0.4)	(32.4)	(13.9)
depreciation/ amortisation expense	–	–	(19.9)	(17.3)	(5.9)	(3.2)	(151.0)	(117.1)
transfers	0.9	(31.4)	(2.3)	21.0	17.1	–	(35.0)	8.5
foreign currency exchange	(40.4)	22.7	(27.2)	18.3	(3.5)	0.7	(24.0)	33.5
carrying amount at end of year	663.7	717.7	972.6	991.1	66.4	52.3	1,206.1	1,222.9
FGL								
carrying amount at start of year					6.8	6.7	11.0	7.9
additions					2.1	0.4	–	4.6
disposals					–	–	(0.1)	–
depreciation/ amortisation expense					(1.3)	(0.3)	(1.6)	(1.5)
transfers					0.5	–	(0.5)	–
carrying amount at end of year					8.1	6.8	8.8	11.0

	Consolidated	
	2002 $m	2001 $m
Note 15 Agricultural assets	357.7	366.7

Agricultural assets comprise grape vines and olive groves. Beringer Blass has over 7,800 hectares (2001 7,600 hectares) of land under vine, located throughout major wine producing regions around the world. These areas include Australia (Coonawarra, Barossa Valley, Clare Valley, the Hunter Valley, McLaren Vale and Yarra Valley), North America (mainly the Napa Valley and Sonoma County), Italy and New Zealand. Of the total land area under vine, over 1,160 hectares (2001 1,100 hectares) is under lease agreements. Beringer Blass also has around 10 hectares of olive groves in Italy and New Zealand.

The net market value of grape vines has been determined as the difference between the net present value of cash flows expected to be generated by the vines associated with the vineyards and the net market value of the land on which the vines are growing. In determining the net market value the Directors have made certain assumptions regarding the market price of vintage 2002 grapes and the growth and quality of grapes on the vines as at reporting date.

Using the measurement basis prescribed by AASB 1037 'Self-Generating and Re-generating Assets' for vines and grapes has resulted in an increase in profit before tax of $44.2 million (2001 $25.7 million), representing the difference between the net market increment in grapes and vines recognised in revenue (refer note 2) less vineyard operating expenses.

	FGL 2002 $m	FGL 2001 $m	Consolidated 2002 $m	Consolidated 2001 $m
Note 16 Intangible assets				
brand names, mailing lists, patents and licences				
at cost			1,886.8	1,947.5
accumulated amortisation			(17.3)	(12.6)
			1,869.5	1,934.9
goodwill at cost			844.9	825.5
accumulated amortisation			(130.9)	(91.0)
			714.0	734.5
			2,583.5	2,669.4
Note 17 Other assets				
Current				
deferred expenses			10.6	7.3
prepayments	0.4	0.3	51.8	35.8
	0.4	0.3	62.4	43.1
Non-current				
deferred expenses			14.9	15.6
prepayments			46.5	30.5
			61.4	46.1
Note 18 Payables				
Current				
trade creditors	0.1	0.1	256.6	223.7
other creditors	16.0	22.7	797.4	861.0
amounts due to controlled entities	832.6	884.6		
	848.7	907.4	1,054.0	1,084.7
Non-current				
other creditors			111.7	24.7

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Note 19 Interest bearing liabilities				
Current				
secured				
– bank overdrafts			–	0.2
– bank loans			0.8	5.4
unsecured				
– bank overdrafts	1.1	–	6.0	8.0
– bank loans			229.8	55.1
– other			0.5	296.6
amounts due to controlled entities	595.7	576.9		
	596.8	576.9	237.1	365.3
Non-current				
secured				
– bank loans			3.3	3.6
unsecured				
– bank loans			240.2	610.0
– other			2,266.0	2,463.2
– exchangeable bonds			638.8	638.8
			3,148.3	3,715.6
Total net borrowings consist of:				
current	1.1	–	237.1	365.3
non-current			3,148.3	3,715.6
Total gross borrowings	1.1	–	3,385.4	4,080.9
Less – cash (note 9)	–	(4.9)	(277.4)	(542.7)
Total net borrowings	1.1	(4.9)	3,108.0	3,538.2
Reconciliation of net borrowings				
net borrowings at the beginning of the year	(4.9)	(0.1)	3,538.2	1,250.2
proceeds from borrowings			660.0	3,726.8
repayment of borrowings			(1,163.6)	(2,294.5)
exchangeable bonds equity component			–	(63.2)
total cash outflows/(inflows) from activities	6.0	(4.8)	259.2	(18.5)
debt acquired on consolidation of controlled entities			12.7	694.3
effect of exchange rate changes on foreign currency borrowings			(198.5)	243.1
net borrowings at the end of the year	1.1	(4.9)	3,108.0	3,538.2

Note 19 Interest bearing liabilities (continued)

Secured bank loans totalling $4.1 million (2001 $9.0 million) are secured by mortgages over freehold buildings and other assets. Bank overdraft interest rates range between 5.5% and 9.2% (2001 6.5% – 10.0%). Bank loans and other loans have interest rates ranging between 3.7% – 11.8% (2001 4.1% – 10.5%).

Exchangeable bonds

Foster's Finance Corp., a wholly owned US controlled entity, issued US$400 million 4.75% exchangeable bonds in October 2000. The bonds are repayable on 5 October 2003 unless the holders of the bonds exercise the option to convert into shares prior to this date. The number of ordinary shares to be issued for each bond shall be determined by dividing the principal amount of the relevant bond by the exchange price.

The initial exchange price is A$5.00 per ordinary share, converted into US dollars at the fixed exchange rate of US$0.56985 = A$1.

The exchangeable bonds are classified as a compound instrument. The equity component of the exchangeable bonds has been calculated at 9% of the face value of the financial instrument and recognised in the statement of financial position as share capital.

	FGL		Consolidated	
	2002 $m	2001 $m	**2002 $m**	2001 $m
The exchangeable bonds are disclosed in the statement of financial position as follows:				
Face value of exchangeable bonds issued			702.0	702.0
Share capital – value of conversion rights			(63.2)	(63.2)
Interest bearing liability (non-current)			638.8	638.8

Note 20 Provisions

	FGL		Consolidated	
	2002 $m	2001 $m	**2002 $m**	2001 $m
Current				
dividends	194.5	171.0	194.5	171.0
employee entitlements	5.4	5.0	57.4	62.6
other	1.0	8.5	32.1	38.8
	200.9	184.5	284.0	272.4
Non-current				
employee entitlements	0.3	0.3	41.7	30.1
other			16.8	58.8
	0.3	0.3	58.5	88.9

The aggregates of provisions for employee entitlements as shown above are $99.1 million, consolidated (2001 $92.7 million), and $5.7 million, FGL (2001 $5.3 million).

	Consolidated	
	2002 Number	2001 Number
Employee numbers		
Number of full-time equivalent employees at the reporting date	12,950	13,700

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Note 21 Share Capital				
Paid up capital				
ordinary fully paid shares	3,382.3	3,087.9	3,445.5	3,151.1
Movements in Share Capital				
opening balance				
– ordinary fully paid shares	3,087.9	1,871.2	3,151.1	1,871.2
– employee shares of $1 paid to 1.67 cents	–	–	–	–
	3,087.9	1,871.2	3,151.1	1,871.2
7,520,272 (2001 7,206,700) ordinary fully paid shares issued to employees				
– 40,509 @ $4.44	0.2	–	0.2	–
– 7,375,600 @$4.36 (2001 7,206,700 @ $4.16)	32.2	30.0	32.2	30.0
– 51,107 @ $4.33	0.2	–	0.2	–
– 53,056 @ $4.15	0.2	–	0.2	–
Nil (2001 5,246,363) shares issued on exercise of options				
– Nil (2001 4,056,363) @ $2.12	–	8.6	–	8.6
– Nil (2001 140,000) @ $2.36	–	0.3	–	0.3
– Nil (2001 420,000) @ $2.48	–	1.0	–	1.0
– Nil (2001 630,000) @ $2.73	–	1.7	–	1.7
Dividend reinvestment plan				
– 17,126,342 @ $4.87 (2001 19,294,889 @ $4.07)	83.4	78.5	83.4	78.5
– 18,561,074 @ $4.42 (2001 15,833,031 @ $4.50)	82.0	71.2	82.0	71.2
Equity raising				
Nil (2001 175,000,000 shares issued @ $4.00)	–	700.0	–	700.0
Equity raising costs associated with share issue	–	(11.5)	–	(11.5)
256,560 (2001 717,000) employee share calls on partly paid shares	1.3	3.4	1.3	3.4
Nil (2001 2,136,502) buy-back of ordinary shares	–	(9.9)	–	(9.9)
18,147,860 shares issued @$5.25 (2001 66,700,000 @ $5.25)	95.3	350.2	95.3	350.2
Equity raising costs associated with share issue	(0.4)	(6.8)	(0.4)	(6.8)
Exchangeable bonds (refer to note 19)			–	63.2
	3,382.3	3,087.9	3,445.5	3,151.1

	FGL	
	2002	2001
	shares m	shares m
opening balance		
– ordinary fully paid shares	1,993.4	1,705.6
– partly paid employee shares	1.3	2.0
	1,994.7	1,707.6
7,520,272 (2001 7,206,700) employee shares issued	7.5	7.2
Nil (2001 5,246,363) shares issued from exercise of options	–	5.2
Dividend reinvestment plan		
– Sept 2001 17,126,342 (Dec 2000 19,294,889)	17.1	19.3
– Mar 2002 18,561,074 (Mar 2001 15,833,031)	18.6	15.8
Equity raising		
– Aug 2001 18,147,860 (Jun 2001 66,700,000)	18.1	66.7
– Nil (Aug 2000 175,000,000)	–	175.0
1,317,960 shares issued pursuant to the Foster's Long Term Incentive Plan	1.3	–
Nil buy-back of (2001 2,136,502) ordinary shares	–	(2.1)
	2,057.3	1,994.7

Note 21 Share Capital (continued)

Foster's Employee Share and Option Plan

Ordinary shares

Under the terms of the Foster's Employee Share and Option Plan (the Plan), permanent employees of the Group's controlled entities, who have completed one year's service, are eligible to participate in the Plan. It is the present intention of the Directors that in any year in which the offer of shares is made, an equal number of shares be offered to all participating employees. An offer of shares is at the discretion of the Directors and is subject to performance criteria.

The issue price of the shares will usually be the weighted average of the prices at which shares in the Company are traded on the Australian Stock Exchange (ASX) during the one week period before the time of allotment, less a discount determined by Directors to be appropriate. Employees may pay the issue price, in whole or in part, from their own resources or alternatively the Company will arrange an interest free loan to fund the issue price of the shares. Repayment of loans is by way of dividends paid and voluntary repayment by employees. If an employee ceases to be employed by the Group, the whole outstanding loan must be repaid.

During the year, 7,375,600 fully paid ordinary shares were issued pursuant to the Plan to 3,858 Group employees. The shares were allotted at a price of $4.36, which was the weighted average price of Foster's Group Limited shares traded on the ASX between 4 December and 7 December, 2001 (inclusive), less fifty cents per share, in accordance with Foster's Employee Share and Option Plan rules.

In addition, 144,672 fully paid ordinary shares were issued pursuant to the Foster's International Employee Share Plan to 197 US employees. The shares were allotted at prices ranging from $4.15 to $4.44 depending on when the share issue was made.

Dividend reinvestment plan

The company has an established dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash. An issue of shares was made to shareholders on 28 September 2001 at a price of $4.87 per share and another issue on 22 March 2002 at a price of $4.42 per share.

Share options

On issue at reporting date were options over 2,390,000 (2001 2,390,000) unissued ordinary shares, issued under the Foster's Employee Share and Option Plan.

No options were issued or granted during the year.

The exercise dates on the following employee options have been extended until November 2005	No. of shares represented	
– at $2.12	50,000	(1)
– at $2.36	160,000	(1)
– at $2.73	250,000	(1)
– at $2.12	1,200,000	(2)
– at $2.36	160,000	(2)
– at $2.48	420,000	(2)
– at $2.73	150,000	(2)

These employee options over unissued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of options marked (1) and $3.40 in respect of the options marked (2).

The criteria allowing the options expiring in 2005 to be exercised has been met.

1987 Foster's Employee Share Plan

A total of 998,310 (2001 1,254,870) of the partly paid shares are on issue at the reporting date.

There are 998,310 shares held by FBG Incentive Pty Ltd and by some individually registered holders. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days.

No partly paid shares were issued during the year.

Foster's Long Term Incentive Plan (LTIP)

In 1998, the shareholders of Foster's Group Limited approved the establishment of the LTIP. Under this plan, the Directors may make offers to certain employees to participate in the LTIP. Should certain performance standards be met, plan participants will be entitled to shares to be issued by the Company (initially held in trust for participants). The performance standard is the Company's relative performance compared with a peer group of companies. In September 2001, in accordance with the LTIP criteria, a total of 1,317,960 ordinary shares in the company at $0.00 per share were acquired by eligible employees.

Exchangeable bonds

The amount shown is the value of the conversion rights relating to the exchangeable bonds, details of which are shown in note 19.

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m

Note 22 Reserves and retained profits

(a) Reserves

asset revaluation reserve			218.5	218.5
foreign currency translation reserve			(206.4)	(124.1)
	–	–	12.1	94.4

Details of movements

Foreign currency translation reserve				
opening balance			(124.1)	(12.2)
transfer to retained profits			(0.8)	(147.8)
translation gain/(loss) on investment in foreign controlled entities, net of hedging and after income tax			(81.5)	35.9
closing balance			(206.4)	(124.1)

Nature and purpose of reserves

(i) Asset revaluation reserve

The asset revaluation reserve is a historic balance previously used to record increments and decrements on the revaluation of non-current assets. The Group changed its accounting policy for the measurement of non-current assets from valuation to cost effective 1 July 1999. The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

(b) Retained profits

Retained profits at the beginning of the year	228.9	244.3	493.9	202.0
Net profit	315.1	303.2	560.9	465.2
Aggregate of amounts transferred from reserves			0.8	147.8
Total available for appropriation	544.0	547.5	1,055.6	815.0
Ordinary dividends				
– interim paid	(153.0)	(147.6)	(153.0)	(147.6)
– final payable	(194.5)	(171.0)	(197.8)	(173.5)
Retained profits at the end of the year	196.5	228.9	704.8	493.9

Note 23 Outside equity interests in controlled entities

share capital			20.9	15.8
reserves			16.5	13.8
retained profits			12.1	10.0
			49.5	39.6

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
Note 24 Remuneration of Directors and executives				
Directors				
Aggregate of income received, or due and receivable, by Directors (including former Directors) of FGL from any controlled entity (including contributions to superannuation funds and amounts paid for redundancy and retirement benefits). This amount includes fees of $788,651 (2001 $746,266) received by non-executive Directors of FGL.	3,537	3,659		

Number of Directors of FGL whose total income was within the following bands:

	2002	2001
	Number	Number
$		
70,001 – 80,000	1	–
90,001 – 100,000	–	1
100,001 – 110,000	–	1
110,001 – 120,000	1	1
130,001 – 140,000	2	1
290,001 – 300,000	–	1
330,001 – 340,000	1	–
2,740,001 – 2,750,000	1	–
2,910,001 – 2,920,000	–	1
	6	6

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
Aggregate of income received, or due and receivable, by Directors of all controlled entities (including contributions to superannuation funds and amounts paid for redundancy and retirement benefits). This amount represents the total income of 122 (2001 – 129) controlled entity Directors, including overseas residents, and consists predominantly of fixed salaries.			40,350	35,527
Executives – domiciled in Australia				
Aggregate of income received, or due and receivable, from any controlled entity by executive officers of FGL whose income is more than $100,000 (including contributions to superannuation funds and amounts paid for redundancy and retirement benefits).	19,658	17,472		
Aggregate of income received, or due and receivable, from any controlled entity by executive officers of controlled entities whose income is more than $100,000 (including contributions to superannuation funds and amounts paid for redundancy and retirement benefits).			32,118	30,906

	FGL		Consolidated	
	2002	2001	**2002**	2001

Note 24 Remuneration of Directors and executives (continued)

Numbers of executive officers whose total income was more than $100,000 are shown within the following bands:

$	FGL 2002	FGL 2001	Consolidated 2002	Consolidated 2001
100,001 – 110,000	–	–	2	1
110,001 – 120,000	–	–	1	2
120,001 – 130,000	–	–	3	–
130,001 – 140,000	2	–	2	1
140,001 – 150,000	1	–	1	–
150,001 – 160,000	–	1	–	3
160,001 – 170,000	–	–	–	1
170,001 – 180,000	2	–	3	2
180,001 – 190,000	1	–	1	–
190,001 – 200,000	–	–	1	–
200,001 – 210,000	–	–	3	1
210,001 – 220,000	–	–	–	1
220,001 – 230,000	–	–	1	–
230,001 – 240,000	1	–	1	2
240,001 – 250,000	1	–	2	–
250,001 – 260,000	–	1	–	2
260,001 – 270,000	2	–	2	–
270,001 – 280,000	–	–	–	1
280,001 – 290,000	–	1	–	1
290,001 – 300,000	–	2	2	3
300,001 – 310,000	–	1	2	1
310,001 – 320,000	–	–	2	1
320,001 – 330,000	–	1	–	1
330,001 – 340,000	–	–	1	–
340,001 – 350,000	1	–	1	2
350,001 – 360,000	1	–	2	2
360,001 – 370,000	–	1	–	1
370,001 – 380,000	–	–	1	1
380,001 – 390,000	–	1	–	2
390,001 – 400,000	–	1	2	3
400,001 – 410,000	–	1	–	1
410,001 – 420,000	–	–	1	–
420,001 – 430,000	1	–	1	–
440,001 – 450,000	–	–	1	2
450,001 – 460,000	–	–	1	–
460,001 – 470,000	–	–	–	1
470,001 – 480,000	–	2	–	2
480,001 – 490,000	1	–	1	–
510,001 – 520,000	1	–	1	–
520,001 – 530,000	–	1	–	1

	FGL		Consolidated	
	2002	2001	**2002**	2001
Note 24 Remuneration of Directors and executives (continued)				
Numbers of executive officers whose total income was more than $100,000 are shown within the following bands (continued):				
$				
550,001 – 560,000	–	1	–	2
560,001 – 570,000	–	–	–	1
580,001 – 590,000	1	–	2	1
590,001 – 600,000	–	–	–	1
600,001 – 610,000	–	–	2	–
610,001 – 620,000	1	–	1	–
620,001 – 630,000	–	–	2	–
660,001 – 670,000	1	–	1	–
670,001 – 680,000	–	1	1	1
710,001 – 720,000	1	–	1	–
740,001 – 750,000	–	–	1	–
830,001 – 840,000	–	–	1	–
840,001 – 850,000	–	–	–	1
890,001 – 900,000	1	–	1	–
940,001 – 950,000	–	1	–	1
1,010,001 – 1,020,000	1	–	1	–
1,030,001 – 1,040,000	–	1	–	1
1,120,001 – 1,130,000	–	1	–	1
1,180,001 – 1,190,000	–	1	–	1
1,190,001 – 1,200,000	1	–	1	1
1,310,001 – 1,320,000	–	1	–	1
1,350,001 – 1,360,000	1	–	1	–
1,370,001 – 1,380,000	–	1	–	1
1,400,001 – 1,410,000	1	1	1	1
1,420,001 – 1,430,000	1	–	1	–
1,450,001 – 1,460,000	–	–	–	1
2,740,001 – 2,750,000	1	–	1	–
2,910,001 – 2,920,000	–	1	–	1
2,950,001 – 2,960,000	1	–	1	–
	27	24	62	59

The executives referred to are the president, executive vice presidents and senior vice presidents and those directly accountable and responsible to these positions for the strategic direction and operational management of the Group and are domiciled in Australia.

As a consequence of the introduction of the LTIP in 1999, remuneration figures above include values attributable to executives' participation in the Plan based on a weighted average of share entitlements assuming a uniform distribution of FGL's ultimate ranking in a peer group of companies, which will determine the extent of the executives' eventual participation.

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
Note 25 Remuneration of auditors				
Amounts received, or due and receivable, by the auditors for:				
auditing and reviewing the financial statements				
– auditors of FGL	919	544	1,769	1,966
– associated firms of FGL auditors			1,029	1,034
– other firms			14	15
internal audit services				
– auditors of FGL	1,678	1,099	1,678	1,932
– associated firms of FGL auditors				
– other firms				
other assurance				
– auditors of FGL	224	–	430	–
– associated firms of FGL auditors				
– other firms				
financial due diligence				
– auditors of FGL			420	–
– associated firms of FGL auditors	45	30	45	600
– other firms				
Total audit and other assurance				
– auditors of FGL	2,821	1,643	4,297	3,898
– associated firms of FGL auditors	45	30	1,074	1,634
– other firms	–	–	14	15
taxation				
– auditors of FGL	1,712	3,023	2,614	3,118
– associated firms of FGL auditors	462	355	1,022	1,034
– other firms				
other advisory				
– auditors of FGL			814	209
– associated firms of FGL auditors				
– other firms				
consulting				
– auditors of FGL			532	328
– associated firms of FGL auditors				
– other firms				
Totals				
– auditors of FGL	4,533	4,666	8,257	7,553
– associated firms of FGL auditors	507	385	2,096	2,668
– other firms			14	15
	5,040	5,051	10,367	10,236

	FGL 2002 $m	FGL 2001 $m	Consolidated 2002 $m	Consolidated 2001 $m
Note 26 Commitments				
Leases				
Non cancellable operating leases				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
– under 1 year	0.6	0.6	98.3	85.7
– between 1 year and 5 years	0.9	0.9	264.2	253.0
– over 5 years			273.7	263.5
	1.5	1.5	636.2	602.2
Capital expenditure and other commitments				
The following expenditure has been contracted but not provided for in the financial statements.				
Capital expenditure				
– under 1 year			24.4	21.0
			24.4	21.0
Other commitments				
– under 1 year	26.9	24.5	100.4	66.4
– between 1 year and 5 years	105.2	115.1	202.8	238.8
– over 5 years	3.2	15.6	22.4	46.1
	135.3	155.2	325.6	351.3

Other commitments mainly comprise sponsorships.

	FGL 2002 $m	FGL 2001 $m	Consolidated 2002 $m	Consolidated 2001 $m
Note 27 Contingent liabilities				
Arising in respect of individual controlled entities:				
amounts uncalled on shares in controlled entities	698.1	698.1		
guarantees				
– banks and other financiers	3,880.0	3,752.0		
– other persons			13.5	3.8
Arising in respect of other persons:				
guarantees				
– banks and other financiers			15.7	39.9
– other persons	70.0	20.0	81.6	20.6
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	14.2	10.9	26.4	24.9

The liquidator of the Emanuel Group of companies has commenced legal action against several companies in the Group, including FGL. The claims allege wrongdoing in relation to certain financing and related transactions between Emanuel and the Group. The Group has been advised that the claims should fail. FGL and the other controlled entities that are party to the action have denied liability for the claim and are vigorously defending the proceedings.

Various entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the directors believe no material losses will arise.

Note 28 Superannuation commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations, which are carried out at regular intervals not exceeding three years.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

Based on the latest actuarial valuations, the assets of all funds at 30 June 2002 are materially sufficient to satisfy all benefits that would have vested in the event of their termination or in the event of the voluntary or compulsory termination of employment of each employee. The assets of the funds are not included in these financial statements.

The major fund, being the only one with assets in excess of $20 million, is:-

Fund	Benefit type	Basis of contribution	Date of last actuarial valuation	Actuary
Foster's Group Superannuation Fund	Defined benefit lump sum	Balance of cost	June 1999	R S Mitchell FIA, FIAA, ASA

The latest actuarial valuation at 1 July 1999 identified the value of the Foster's Group Superannuation Fund (FGSuper) assets to be $286.0 million. Fully vested benefits at this date were $220.3 million (fund assets in excess by $65.7 million). Accrued benefits at this date were $218.7 million (FGSuper assets in excess by $67.3 million). Other funds have been consolidated into the Foster's Group Superannuation Fund since this date.

During the year Austotel employees, who were previously in a public offer accumulation fund, joined the FGSuper and the Continental Spirits Company Superannuation Plan (defined benefit) members joined FGSuper. Combined assets transferred were approximately $6.3 million.

The Group sponsors a defined benefit plan as noted above. The estimated defined benefit fund assets at net market value and the aggregate of all defined benefit funds are:

	Consolidated	
	2002 **$m**	2001 $m
Foster's Group Superannuation Fund		
– Fund assets[1]	289.8	320.7
– Vested benefits[2]	(274.0)	(274.0)
Employer contributions to the fund	1.1	0.8
Employer contributions payable to the fund	–	–
Aggregate totals		
– Assets of the funds	289.8	322.3
– Vested benefits of the funds	(274.0)	(275.5)
Employer contributions to the funds	1.1	0.8
Employer contributions payable to the funds	–	–

[1] Fund assets at 30 June 2002 are based on unaudited accounts as at 30 June 2002. Fund assets at 30 June 2001 are from the audited financial statements at 30 June 2001.

[2] Vested benefits at 30 June 2002 and 30 June 2001 are based on the latest audited financial statements as at 30 June 2001. The actuarial valuation of vested benefits is in progress as at the date of this report.

Vested benefits are member entitlements which are not conditional upon the continued membership of the funds and are payable on resignation from the funds.

	FCL 2002 $m	FCL 2001 $m	Consolidated 2002 $m	Consolidated 2001 $m
Note 29 Notes to the statements of cash flows				
Reconciliation of cash				
For the purpose of the statements of cash flows, cash includes cash at bank, on hand, in transit and on short term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:				
cash at bank, on hand and in transit (note 9)	–	4.9	222.2	181.0
cash on deposit (note 9)			55.2	361.7
bank overdrafts (note 19)	(1.1)	–	(6.0)	(8.2)
	(1.1)	4.9	271.4	534.5
Reconciliation of net cash flows from operating activities to operating profit after income tax				
operating profit after income tax	315.1	303.2	566.4	469.3
depreciation and amortisation	2.9	1.8	224.5	174.8
contributions from partnerships			(3.5)	(39.1)
(profit)/loss on disposal of non-current assets			(5.5)	(7.3)
(profit)/loss on disposal of controlled entities	51.2	–		
net valuation increment on grapes and vines			(136.1)	(76.5)
write-down of investment in controlled entities	15.2	–		
provisions	(3.9)	–	42.7	68.1
borrowing costs			(9.0)	(16.9)
movement in unrealised foreign exchange			(5.9)	(13.1)
net cash provided by operating activities before change in assets and liabilities	380.5	305.0	673.6	559.3
change in working capital, net of effects from				
acquisition/disposal of controlled entities				
– receivables	(433.7)	(377.4)	(209.7)	(61.9)
– inventories			44.4	(48.9)
– other assets	(0.7)	0.1	47.3	(82.7)
– accounts payable	(6.6)	6.6	11.9	(28.0)
– provisions	(18.5)	5.6	66.9	(55.2)
other			–	0.6
net cash flows from operating activities	(79.0)	(60.1)	634.4	283.2
Entities acquired				
Consideration paid and accrued				
– cash			112.8	2,459.3
– shares previously held, net of provisions			–	(5.2)
– previously accrued, now paid			17.2	–
– accrued			8.1	1.5
			138.1	2,455.6

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Note 29 Notes to the statements of cash flows (continued)				
Net assets acquired				
– cash			0.2	45.0
– cash equivalents			–	93.5
– receivables			13.2	195.3
– inventories			26.2	740.8
– property, plant and equipment			18.3	923.4
– agricultural assets			1.7	207.6
– intangibles			31.7	843.9
– deferred tax assets			0.8	77.0
– *accounts payable*			(11.6)	(269.4)
– borrowings			(12.9)	(739.3)
– provisions			(6.2)	(135.7)
– other			0.3	28.2
			61.7	2,010.3
outside equity interests acquired			(5.1)	(11.7)
goodwill acquired			59.8	441.1
accrued consideration from prior periods now paid			–	15.9
			116.4	2,455.6
cash consideration (net of debt acquired)			130.0	2,459.3
less: net cash balances and cash equivalents acquired			(0.2)	(138.5)
			129.8	2,320.8
Net assets of entities acquired reconciles to the cash flow statement as follows:				
Payments to acquire controlled entities (net of cash balances acquired)			(101.8)	(2,315.9)
Payments to acquire outside equity interest in controlled entities			(0.3)	(4.9)
Payments to acquire other assets			(27.7)	–
			(129.8)	(2,320.8)

Refer to Share Capital (note 21) for details of non cash financing transactions relating to employee share plans, the LTIP and the dividend reinvestment plan (DRP).

	Consolidated	
	2002	2001
	$m	$m
Note 30 Standby arrangements and unused credit facilities		
Committed arrangements/facilities available to the Group:		
arrangements to provide standby funds and/or support facilities	1,884.2	2,265.1
amounts utilised	472.4	675.7
amount of credit unused	1,411.8	1,589.4

The Group has access to other funding arrangements through non-bank facilities.

Details of major arrangements are as follows:

Bank loans

Total facilities are $1,884.2 million (2001 $2,265.1 million) of which $1,411.8 million was unutilised (2001 $1,589.4 million). Facilities totalling $1,287.6 million have maturity dates beyond June 2005. These facilities are reviewable annually for further extension by mutual agreement.

Note 31 Financial instruments

Foster's Treasury, which has responsibility for the management of derivative financial instruments, conducts the Group's treasury activities in accordance with the policies of the Group's Treasury Charter, which has been approved by the Directors. The Treasury Charter sets out the policies with respect to the internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate exposures and commodity price exposures and counterparty credit limits and requires regular reporting to the Board of Directors of exposure to derivative financial instruments.

In particular, the Treasury Charter sets parameters for the:

– mix of fixed/floating debt

– level of the Group's exposure to any one foreign currency and the aggregate level of the Group's exposure to foreign currency risk

– utilisation of derivative financial instruments to hedge the Group's foreign currency, interest rate and commodity prices exposures.

The Group enters into interest rate and cross currency swaps, deferred start interest rate and cross currency swaps, forward rate agreements and interest rate options to mitigate the Group's risk against interest rate movements.

With interest rate and cross currency swaps, the Group agrees with other parties to exchange interest obligations from one currency to another currency or from floating rate to fixed rate or fixed rate to floating rate, as the case may be, calculated by reference to an agreed notional principal amount.

Forward rate agreements are used to enable the Group to fix the interest rates for short term future periods. Interest rate options are used to limit the Group's exposure to adverse movements in floating interest rates.

Floating interest rate exposures relate mainly to the Group's borrowings under its Australian dollar commercial paper program and banking facilities which are drawn down on a short term basis and repriced as they are rolled over. They also relate to the Euro 300 million five year bond due 17 March 2005 which was issued under a Euro 500 million medium term note (MTN) program established on 22 February 2000.

Interest rate risk

			Fixed interest rate maturing in:				
		Floating interest rate	1 year or less	1 to 5 years	over 5 years	Non interest bearing	Total
2002	Notes	$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits	9	277.4					277.4
Receivables[1]	10					1,192.4	1,192.4
Other financial assets	13					2.4	2.4
Total financial assets		277.4	–	–	–	1,194.8	1,472.2
Weighted average interest rate		2.8%					
Financial liabilities							
Payables	18					(1,165.7)	(1,165.7)
Bank overdrafts	19	(6.0)					(6.0)
Bank loans[2]	19	(299.8)	(61.9)	(112.4)			(474.1)
Other loans	19	(0.5)		(1,487.6)	(1,416.0)	(1.2)	(2,905.3)
Total financial liabilities		(306.3)	(61.9)	(1,600.0)	(1,416.0)	(1,166.9)	(4,551.1)
Net hedging activity[3]		(1,910.8)	–	495.1	1,416.0		0.3
Total financial liabilities including hedging activities		(2,217.1)	(61.9)	(1,104.9)	–	(1,166.9)	(4,550.8)
Weighted average interest rate (after hedging activities)		4.4%	6.9%	5.6%			
Net hedging activity[3]							
Net movement on revaluation of EUR MTN				(30.4)			(30.4)
Interest rate swaps		(1,941.2)	–	525.5	1,416.0		0.3
Cross currency swaps		30.4					30.4
Net hedging activity		(1,910.8)	–	495.1	1,416.0	–	0.3

[1] Excludes employee share plan loans.
[2] Mainly comprising bank loans denominated in US dollars.
[3] Net hedging activity represents the net impact on the Group's interest rate exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, ie interest rate and cross currency swaps, interest rate options and forward rate agreements.

Note 31 Financial instruments (continued)

Interest rate risk (continued)

2001	Notes	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	9	542.7					542.7
Receivables[1]	10					947.7	947.7
Other financial assets	13					4.7	4.7
Total financial assets		542.7	–	–	–	952.4	1,495.1
Weighted average interest rate		4.5%					
Financial liabilities							
Payables	18					(1,109.4)	(1,109.4)
Bank overdrafts	19	(8.2)					(8.2)
Bank loans[2]	19	(477.4)		(196.7)			(674.1)
Other loans	19	(296.6)		(1,522.1)	(1,578.3)	(1.6)	(3,398.6)
Total financial liabilities		(782.2)	–	(1,718.8)	(1,578.3)	(1,111.0)	(5,190.3)
Net hedging activity[3]		(1,967.1)	(100.0)	488.8	1,578.3		–
Total financial liabilities including hedging activities		(2,749.3)	(100.0)	(1,230.0)	–	(1,111.0)	(5,190.3)
Weighted average interest rate (after hedging activity)		5.6%	6.5%	6.0%			
Net hedging activity[3]							
Net movement on revaluation of USD bonds				(123.3)			(123.3)
Net movement on revaluation of EUR MTN				(10.9)			(10.9)
Interest rate swaps		(1,978.0)	(100.0)	623.0	1,578.3		123.3
Cross currency swaps		10.9					10.9
Net hedging activity		(1,967.1)	(100.0)	488.8	1,578.3	–	–

1 Excludes employee share plan loans.

2 Mainly comprising bank loans denominated in US dollars.

3 Net hedging activity represents the net impact on the Group's interest rate exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, ie interest rate and cross currency swaps, interest rate options and forward rate agreements.

Note 31 Financial instruments (continued)

Foreign exchange risk

Consistent with the risk averse approach to management of the Group's foreign currency denominated assets and liabilities, foreign exchange exposures are managed by Foster's Treasury, to minimise risk and the cost of risk management. Group policy is to fund foreign currency assets, where practicable, in the respective currencies in which such assets are denominated.

Forward foreign exchange contracts, foreign currency swaps (including deferred start swaps) and foreign currency options are entered into to hedge the Group's net assets and transactions denominated in foreign currencies. The Group's net assets and foreign currency transactions are primarily denominated in Australian dollars, United States dollars, Euro's, Canadian dollars and New Zealand dollars.

For contracts hedging anticipated sales and purchases denominated in foreign currencies, any unrealised gains and losses on the contracts, together with the costs of the contracts, are recognised in the financial statements at the time the underlying transaction occurs. The net unrecognised gain on hedges of anticipated sales and purchases denominated in foreign currencies at reporting date was $4.2 million (2001 $59.4 million loss).

At reporting date, the details of outstanding forward foreign exchange contracts are (Australian dollar equivalents):

	Face Value of Contracts		Average Exchange Rate	
	2002 $m	2001 $m	**2002**	2001
Buy CAD Sell AUD 0 – 6 months	77.4	–	0.8140	–
Buy CAD Sell USD 0 – 6 months	2.5	3.4	1.5125	1.5251
Sell CAD Buy AUD 0 – 6 months	(125.2)	(81.4)	0.8070	0.7990
Sell CAD Buy AUD 6 – 12 months	–	(13.3)	–	0.9054
Sell CAD Buy AUD greater than 12 months	(52.2)	(12.1)	0.8042	0.8295
Sell CAD Buy USD 0 – 6 months	–	(0.3)	–	1.5221
Net CAD position – Sell CAD	(97.5)	(103.7)		
Buy EUR Sell AUD 0 – 6 months	44.8	18.1	0.5911	0.5547
Buy EUR Sell AUD 6 – 12 months	–	5.5	–	0.5470
Sell EUR Buy AUD 0 – 6 months	(5.3)	(2.3)	0.5670	0.6030
Sell EUR Buy AUD 6 – 12 months	(20.9)	–	0.5740	–
Buy EUR Sell USD 0 – 6 months	16.5	17.8	0.8904	0.8630
Buy EUR Sell USD 6 – 12 months	16.6	–	0.9177	–
Buy EUR Sell NZD 0 – 6 months	–	2.6	–	0.4805
Sell EUR Buy USD 0 – 6 months	(7.6)	(28.4)	0.9820	0.8757
Sell EUR Buy USD 6 – 12 months	(99.8)	(16.5)	0.8645	0.8565
Buy EUR Sell GBP 0 – 6 months	2.6	–	0.6395	–
Sell EUR Buy GBP 6 – 12 months	(11.2)	–	0.6162	–
Net EUR position – Sell EUR	(64.3)	(3.2)		
Buy GBP Sell AUD 0 – 6 months	5.3	2.6	0.3762	0.3800
Buy GBP Sell AUD 6 – 12 months	15.5	–	0.3603	–
Buy GBP Sell AUD greater than 12 months	–	5.3	–	0.3762
Buy GBP Sell USD 0 – 6 months	2.9	16.1	1.4223	1.3981
Buy GBP Sell USD 6 – 12 months	21.9	–	1.3932	–
Sell GBP Buy AUD 0 – 6 months	(40.2)	(29.8)	0.3560	0.3853
Sell GBP Buy AUD 6 – 12 months	(21.3)	(10.3)	0.3763	0.3902
Sell GBP Buy AUD greater than 12 months	(39.3)	(17.0)	0.3689	0.3708
Sell GBP Buy USD 0 – 6 months	(35.2)	(27.1)	1.4650	1.4285
Sell GBP Buy USD 6 – 12 months	(7.8)	(22.0)	1.4320	1.3915
Net GBP position – Sell GBP	(98.2)	(82.2)		

	Face Value of Contracts		Average Exchange Rate	
	2002	2001	**2002**	2001
	$m	$m		
Note 31 Financial instruments (continued)				
Foreign exchange risk (continued)				
Buy NZD Sell AUD 0 – 6 months	–	1.1	–	1.2646
Sell NZD Buy AUD 0 – 6 months	(15.3)	(3.8)	1.1913	1.2801
Sell NZD Buy AUD 6 – 12 months	(40.3)	(1.3)	1.1815	1.2228
Sell NZD Buy EUR 0 – 6 months	(1.9)	–	0.4985	–
Buy NZD Sell USD 0 – 6 months	0.4	0.2	0.4885	0.4160
Sell NZD Buy USD 0 – 6 months	(12.5)	(16.0)	0.4540	0.4013
Sell NZD Buy USD 6 – 12 months	(7.9)	(27.4)	0.4280	0.4046
Net NZD position – Sell NZD	(77.5)	(47.2)		
Buy USD Sell AUD 0 – 6 months	55.4	1,657.4	0.5428	0.5234
Buy USD Sell AUD 6 – 12 months	199.5	190.6	0.5014	0.5439
Buy USD Sell AUD greater than 12 months	720.1	720.1	0.5234	0.5234
Sell USD Buy AUD 0 – 6 months	(55.0)	(1,709.9)	0.5617	0.5323
Sell USD Buy AUD 6 – 12 months	(883.5)	(337.9)	0.5038	0.5298
Sell USD Buy AUD greater than 12 months	(1,840.3)	(1,815.9)	0.5129	0.5143
Buy USD Sell JPY 0 – 6 months	0.6	0.7	127.7350	120.8000
Buy USD Sell SGD 0 – 6 months	–	0.1	–	1.7950
Sell USD Buy SGD 0 – 6 months	–	(0.1)	–	1.8105
Net USD position – Sell USD	(1,803.2)	(1,294.9)		
Buy CHF Sell AUD 0 – 6 months	–	0.9	–	0.9277
Sell CHF Buy AUD 0 – 6 months	–	(0.9)	–	0.9270
Net CHF position – Net nil CHF	–	–		
Sell JPY Buy AUD 0 – 6 months	(0.8)	–	70.0000	–
Sell JPY Buy AUD 6 – 12 months	–	(1.0)	–	55.9800
Net JPY position – Sell JPY	(0.8)	(1.0)		
Buy other Foreign Currency Sell AUD	–	–		
Currency Options sold – Buy USD	–	–		

	2002 $m	2001 $m
Note 31 Financial instruments (continued)		
Commodity risk		
The Group enters into commodity forward contracts to manage aluminium price risk. At reporting date, the Australian dollar values of outstanding commodity derivative financial instruments are:		
Market value	39.5	32.2
Unrealised (loss)/gain	(1.8)	0.7

	Face Value of Contracts		Average Strike Price	
	2002 $m	2001 $m	2002 US$ per metric tonne	2001 US$ per metric tonne
Aluminium				
Forward contracts				
0 – 6 months	14.2	16.1	1,481	1,515
6 – 12 months	14.2	16.1	1,490	1,507
> 12 months	11.1	–	1,389	–

Credit Risk

Credit risk represents the loss which the Group could incur if counterparties failed to meet their obligations under their respective contracts or arrangements with the Group.

Credit risk for financial assets which have been recognised in the statement of financial position is generally the carrying amount, net of any provision for doubtful debts.

Credit risk on off-balance sheet contracts is minimised as the Group deals only with prime financial institutions in respect of, inter alia, the entering into of derivative financial instruments to manage its exposures to fluctuations in interest and exchange rates. The credit limit for each counterparty is approved annually by the Foster's Group Limited Board of Directors.

The maximum credit risk exposure on foreign currency hedge instruments is the net fair value of in-the-money instruments. At reporting date, this amount was $230.7 million (2001 $142.0 million). The Group is not materially exposed, in respect of derivative financial instruments, to any individual counterparty. In respect of financial assets, the Group is not materially exposed to any individual overseas country.

The maximum credit risk exposure on interest rate hedge instruments at reporting date, which is limited to the net fair value of in-the-money hedge instruments at that date, was $214.6 million (2001 $110.2 million).

Net fair values

On-balance sheet financial instruments

The net fair values of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities approximate their carrying value. The net fair values of other monetary financial assets and financial liabilities are either based upon market prices where a market exists or has been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

Listed equity investments have been valued by reference to market prices prevailing at reporting date. For unlisted equity investments, the net fair value is an assessment by the Directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

Note 31 Financial instruments (continued)

Net fair values (continued)

The carrying amount and net fair values of financial assets and financial liabilities at reporting date are:

	Carrying amount 2002 $m	Carrying amount 2001 $m	Net fair value 2002 $m	Net fair value 2001 $m
Financial assets				
Cash and deposits	277.4	542.7	277.4	542.7
Trade debtors	575.6	515.8	575.6	515.8
Other debtors	611.2	425.8	611.2	425.8
Loans to Directors and other persons	5.5	6.1	5.5	6.1
Quoted shares	–	–	1.3	1.3
Unquoted shares	2.4	4.7	2.4	4.7
Total financial assets	1,472.1	1,495.1	1,473.4	1,496.4
Financial liabilities				
Payables	1,165.7	1,109.4	1,165.7	1,109.4
Bank overdrafts	6.0	8.2	6.0	8.2
Bank loans	474.1	674.1	474.1	674.1
Other loans	2,905.3	3,398.6	2,905.3	3,398.6
Total financial liabilities	4,551.1	5,190.3	4,551.1	5,190.3

Unless otherwise stated, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled in an arm's length transaction at an amount approximating its carrying amount.

Off-balance sheet derivative financial instruments

The valuation of off-balance sheet derivative financial instruments detailed below reflects the estimated amounts which the Group expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and risk to interest rate fluctuations, it is unlikely that, in the absence of abnormal circumstances, these contracts would be terminated prior to maturity.

The net fair value of off-balance sheet derivative financial instruments held at reporting date are:

	Net fair value 2002 $m	Net fair value 2001 $m
Interest rate hedging instruments		
– interest rate swaps	152.3	76.8
– cross currency swaps	43.7	7.7
– interest rate options	(24.2)	(2.6)
Foreign currency hedging instruments		
– foreign exchange contracts	109.5	(76.7)
– commodity swaps	(1.8)	(0.7)

	FGL		Consolidated	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
Note 32 Related party disclosures				
Directors				
The following persons held the position of Director of Foster's Group Limited during the year:				
ML Cattermole, DA Crawford (appointed 30/8/01), B Healey, ET Kunkel, GW McGregor and FJ Swan.				
Director-related transactions				
In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, some of whom are Directors of Group Companies.				
Aggregate of loans made to Directors of Group Companies during the year – share plan loans	305	291	305	291
Aggregate of repayments received from Directors during the year – share plan loans	56	50	56	50

Share Plan loans were made to and/or repayments (including by way of offset of dividend entitlements) received from the following executive Directors of Group companies. (There were no allocations to non executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors.)

G Bainbridge, G Bett, PA Bobeff, AW Bonner, MP Brooks, LJ Bullock, VT Cain, BH Cracknell, A Davie, J Davis, MR DeGaris, GP Dempsey, RK Dudfield, BD Elliott, DJ Freedman, AS Hall, PJ Jamieson,TP Kanji, HL King, JS King, ET Kunkel, CR McPherson, J Odell, JF O'Grady, TL O'Hoy, RE Olsen, DE Panaccio, J Parkinson, VJ Patrick, GD Rankin, P Reaske, MD Robertson, RW Scully, J Shortt, RJ Smith, R Spence, WC Spence, A Stockman.

During the year, 14 employees (2001 13 employees) who had employee share plan loans resigned as Directors of Group companies. The loans to these Directors of $197,000 (2001 $112,000) were reclassified to employee share plan loans and $139,000 (2001 $74,000) were repaid, the balance will be repayable in accordance with the plan.

During the year, in accordance with a waiver granted by Australian Stock Exchange, Mr ET Kunkel purchased 2,000 (2001 2,000) ordinary shares at $4.36 per share (2001 $4.16) each pursuant to the terms and conditions of the Foster's Employee Share and Option Plan and received a loan of $8,720 (2001 $8,320) for the purchase of the shares on the same terms and conditions available to all other employees of the Company (Refer note 21). The total amount of loans outstanding at 30 June 2002 is $36,160 (2001 $29,190).

Mr ET Kunkel received 252,000 ordinary shares at $0.00 per share pursuant to the terms and conditions of the Foster's LTIP on 7 September 2001.

During the year, certain other Directors of Group companies received shares in accordance with the Long Term Incentive Plan (LTIP) (refer note 21).

	FGL		Consolidated	
	2002	2001	**2002**	2001
Director-related transactions				
Aggregate number of ordinary shares in the parent entity held by Directors of FGL and their Director-related entities at year end	735,297	377,134		
Aggregate number of options over unissued ordinary shares in the parent entity held by executive Directors of FGL and their Director-related entities at year end	1,250,000	1,250,000		
Aggregate number of J B Were Capital Markets Limited Exchangeable Unsecured Notes of $3.00 each held by Directors of FGL and their Director-related entities at year end	–	20,000		
Other than transactions arising from the FGL Employee Share and Option Plan and LTIP, the above transactions were conducted on terms and conditions no more favourable than those offered to other shareholders of FGL.				
	$000	$000	**$000**	$000
Amounts receivable and payable				
Amounts receivable at reporting date from				
Directors				
– current – share plan loans	57	49	57	49
– non-current – share plan loans	995	925	1,140	1,120

Note 32 Related party disclosures (continued)

Other than Employee Share Plan Loans, which are interest free, all the abovementioned loans to Directors were made to Group employees who are Directors of controlled entities and have been made on a commercial basis with the interest rates applicable being determined by reference to market rates.

Other transactions of Directors of FGL and their Director-related entities and executive Directors of controlled entities and their Director-related entities

Mrs. ML Cattermole is a managing director of Aspect Computing Pty. Ltd. The Group has paid $4,000 (2001 $325,220) to Aspect Computing Pty. Ltd. during the year for computer systems consulting fees.

Bryt Pty. Ltd., a director related entity of Mr. T Davis, was paid $1,334,025 (2001 $813,049) during the year as a result of a profit share buy-back agreement relating to the 1997 purchase of Cellarmaster Wines by the Group.

Mr. WT Klenz participates as a limited partner in a general partnership that owns warehouse space leased to Beringer Blass Wine Estates on a 15 year lease. During the year, lease payments of $2,209,000 or US$1,152,000 (2001 $1,760,773 or US$948,000) were made to the general partnership.

Paracor Company Inc., a Director-related entity of Mr. J Lynch and Mr. VA Ravindran, was paid fees totalling $479,000 or US$250,000 (2001 $464,339 or US$250,000) for provision of management and consulting services to Foster's India. Last year, they were also paid fees totalling $464,339 or US$250,000 for the provision of management and consulting services to Group companies in the United States of America.

Evelind Pty. Ltd., a Director-related entity of Mr. SP Davis was paid $50,000 (2001 $48,000) during the year in consulting fees.

The above transactions were made on commercial terms and conditions and at market rates.

In addition, Paracor Company Inc. manages and controls Raly Investors Partners, L.P. An option agreement exists between Raly Investors Partners, L.P. and the Group. The agreement will result in a change to the Group's effective ownership interest in Foster's India Limited from 74% to 64% when the option is exercised. The option can only be exercised after June 2003.

In addition, FGL and the Group entered into transactions which are insignificant in amount, with Directors and their Director-related entities within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits, purchase of Group products and the supply of grapes to Beringer Blass by Mr. V Patrick and Mr. R Bowen.

Ownership interests in related parties

All material ownership interests in related parties are disclosed in note 12 and 13 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

Notes to the Financial Statements

Note 33 Controlled Entities

The Group has a 100% ownership interest in the ordinary share capital of the following entities for the current and the prior year except where noted:

	Country of incorporation
Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries	Germany
Airport Trinity Inc.	USA
Alagon Pty. Ltd.[2]	Australia
Alagon Unit Trust	Australia
Aldershot Nominees Pty. Ltd.	Australia
ALH (Victoria) Pty. Ltd.[2]	Australia
ALH (WA) Pty. Ltd.[2]	Australia
ALH Group (No.1) Pty. Ltd.	Australia
ALH Group Pty. Ltd.	Australia
Amayana Pty. Ltd.	Australia
Amberton Wines Pty. Ltd.[2]	Australia
AML&F Holdings Pty. Ltd.[2]	Australia
Amwex Inc.	USA
Anglemaster Limited	UK
Archana Pty. Ltd.[2]	Australia
Arnade Pty. Limited[2]	Australia
Ashwick (NT) No. 2 Pty. Ltd.[2]	Australia
Ashwick (NT) No. 7 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 1 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 9 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 12 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 15 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 16 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 17 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 18 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 29 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 35 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 73 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 74 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 83 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 95 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 96 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 127 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 129 Pty. Ltd.[2]	Australia
Ashwick (Qld.) No. 167 Pty. Ltd.[2]	Australia
Ashwick (Vic.) No. 15 Pty. Ltd.[2]	Australia
Ashwick (Vic.) No. 27 Pty. Ltd.[2]	Australia
Ashwick (Vic.) No. 65 Pty. Ltd.[2]	Australia
Ashwick (Vic.) No. 75 Pty. Ltd.[2]	Australia
Ashwick (Vic.) No. 121 Pty. Ltd.[2]	Australia
Austotel (Victoria Holdings) Pty. Ltd.[2]	Australia
Australian Estates Pty. Ltd.[2]	Australia
Australian Hotel & Gaming (Management) Pty. Ltd.	Australia
Australian Hotel & Gaming (Properties) Pty. Ltd.[2]	Australia
Australian Hotel & Gaming Corporation Pty. Ltd.[2]	Australia
Australian Leisure and Hospitality Group Pty. Ltd.	Australia
Australian, Mercantile, Land and Finance Company, Pty. Ltd.[2]	Australia
Australian, Mercantile, London Limited	UK
Babble Pty. Ltd.[2]	Australia
Bacchus Gate Corp.	USA
Balfours Imports Inc.	USA
Beringer Blass Italia SRL (formerly Beringer Italia SRL)	Italy
Beringer Blass Wine Estates Chile Limitada[1]	Chile
Beringer Blass Wine Estates Company	USA
Beringer Blass Wine Estates Holdings, Inc.	USA
Beringer Blass Wine Estates Limited	New Zealand
Beringer Blass Wine Estates Limited	UK
Beringer Blass Wine Estates Limited	Australia
Beringer Blass Wine Estates Sales Company	USA
Beringer Online Inc.	USA
Beringer Wine Estates Foreign Sales Corporation	USA
Bevcorp Pty. Ltd.[2]	Australia
Bilyara Vineyards Pty. Ltd.	Australia
Bourse du Vin International B.V.	Netherlands
Bourse du Vin Limited	UK
Brewing Holdings Limited	Australia
Brewing Investments Limited	Australia
Brewman Group Limited	UK
Brewman TL Limited	UK
Brewtech Pty. Ltd.[2]	Australia
Bright Star Investments Limited	Australia
Brokenback Pty. Ltd.[2]	Australia
BVI Limited	UK
Camberwell Hotels Pty. Ltd.[2]	Australia
Cardmember Wines Limited	New Zealand
Cardmember Wines Pty. Ltd.[2]	Australia
Carlton and United Breweries (N.S.W.) Pty. Limited	Australia
Carlton and United Breweries (Queensland) Limited	Australia
Carlton and United Breweries (Stator) Pty. Ltd.[2]	Australia
Carlton and United Breweries Limited	Australia

	Country of incorporation
Note 33 Controlled Entities (continued)	
Carlton Brewery Hotels (N.R.) Pty. Limited[2]	Australia
Carlton Brewery Hotels (Victoria) Pty. Ltd.[2]	Australia
Carlton Brewery Hotels Pty. Ltd.	Australia
Carter and Associates (2000) Limited	New Zealand
Cascade Brewery Company Pty. Ltd.	Australia
Cellar Door Direct GmbH	Germany
Cellar Door Direct Limited	UK
Cellar Door Direct Pty. Limited[2]	Australia
Cellarmaster Nominees Pty. Limited[2]	Australia
Cellarmaster Wines Europe B.V.	Netherlands
Cellarmaster Wines Germany GmbH	Germany
Cellarmaster Wines Holdings (U.K.) Limited	UK
Cellarmaster Wines Limited	New Zealand
Cellarmaster Wines Pty. Limited	Australia
Cellarmasters GmbH[1]	Germany
Classic Packaging Pty. Limited	Australia
Cork Processors Inc.	USA
Craigburn Land Co. Pty. Ltd.[2]	Australia
Craigburn Property Pty. Ltd.[2]	Australia
Crintana Pty. Ltd.[2]	Australia
Crosswhite Investments Limited	Australia
CSB Pty. Ltd.[2]	Australia
Data Co-ordination Centre Inc. – The Wine Exchange	USA
Demener Pty. Ltd.[2]	Australia
Dennys Strachan Mercantile Pty. Ltd.[2]	Australia
Derel ESC Limited	Australia
Derel QGGA Pty. Ltd.[2]	Australia
Dismin Investments Pty. Ltd.	Australia
Dorsey Center, Inc.	USA
Dreamgame Limited	UK
East Doncaster Hotels Pty. Ltd.[2]	Australia
EFG Australia Limited	Australia
EFG Finance Leasing Limited	Australia
EFG Holdings (U.S.A.) Inc.	USA
EFG Investments Limited	Australia
EFG Leasing Limited (in liquidation)	Australia
EFG Properties Inc.	USA
EFG Securities Limited	Australia
EFG Treasury Pty. Limited	Australia
ELFIC Limited	Australia
Elstone Developments Pty. Ltd.[2]	Australia
ESG (Enterprises) B.V.	Netherlands
ESG (Enterprises) N.V.	Neth. Ant.

	Country of incorporation
Etude Wines, Inc.[1]	USA
Ewines Pty. Limited[2]	Australia
FBG (U.K.) Limited	UK
FBG Brewery Holdings UK Limited	UK
FBG Canada Limited	Canada
FBG Finance Limited	Australia
FBG Holdings (U.K.) Limited	UK
FBG India Holdings Limited	Mauritius
FBG International Limited	UK
FBG Investments Pty. Ltd.	Australia
FBG Treasury (Aust.) Limited	Australia
FBG Treasury (Europe) B.V.	Netherlands
FBG Treasury (N.Z.) Limited	New Zealand
FBG Treasury (U.K.) plc	UK
FBG Treasury (U.S.A.) Inc.	USA
FBG Vietnam Holdings Pty. Ltd.	Australia
Filehaze Pty. Ltd.[2]	Australia
Finnews Pty. Ltd.[2]	Australia
Foster's Brewing Group (U.S.A.) Limited	USA
Foster's (Cambodia) Limited[1]	Cambodia
Foster's Brewing Group Limited (formerly Derel ERF Limited)	Australia
Foster's China Limited	Australia
Foster's Danang Limited	Vietnam
Foster's Finance Corp.	USA
Foster's Group Canada Inc. (formerly Foster's Brewing Group Canada Inc.)	Canada
Foster's Group Cambodia Holdings Pty. Ltd.[2] (formerly FBG India Holdings Pty. Ltd.)	Australia
Foster's International NZ Limited	New Zealand
Foster's International (N.Z.) Pty. Limited	Australia
Foster's Tien Giang Limited	Vietnam
Foster's Vietnam Limited	Vietnam
Galemaze Pty. Ltd.[2]	Australia
Gapern Enterprises Pty. Ltd.[2]	Australia
Garf von Rudesheim[1]	Germany
Garf von Rudesheim[1]	Netherlands
Ghalias (BBA) Limited	Australia
Glenmore Park Sales Pty. Ltd.[2]	Australia
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.	Belgium
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.	Netherlands
H. Jones & Co. Pty. Ltd.[2]	Australia
H. Maximilian Pallhuber GmbH & Co. KG	Germany
Herlstone Vineyards Pty. Ltd.[2]	Australia

Note 33 Controlled Entities (continued)

	Country of incorporation
Hotel (FP) Pty. Ltd.[2]	Australia
Island Cooler Pty. Ltd.[2]	Australia
J.J. Coller & Co. Proprietary Limited[2]	Australia
Kawana Beach Pty. Ltd.[2]	Australia
Kawana Central Pty. Ltd.[2]	Australia
Kawana Industrial Park Pty. Ltd.[2]	Australia
Kawana Island Pty Ltd.[2]	Australia
Kawana Lakes Pty. Ltd.[2]	Australia
Kawana Real Estate Pty. Limited	Australia
Kings Festival Corp., Inc.	USA
Krondorf Wines Pty. Ltd.[2]	Australia
La Cave du Bourgogne[1]	France
La Cave du Bourgogne[1]	Switzerland
Lachlan Valley Unit Trust	Australia
Lensworth Beachmere Pty. Ltd.[2]	Australia
Lensworth Bells Creek Pty. Ltd.[2]	Australia
Lensworth Bellvista Pty. Ltd.[2]	Australia
Lensworth Buddina Pty. Ltd.[2]	Australia
Lensworth Caboolture Waters Pty. Ltd.[2]	Australia
Lensworth Caloundra Downs Pty. Ltd.[2]	Australia
Lensworth Cragieburn Pty. Ltd.[1]	Australia
Lensworth Cremorne Pty. Ltd.[2]	Australia
Lensworth Funds Management Limited[1]	Australia
Lensworth Glenmore Park Limited	Australia
Lensworth Group Limited	Australia
Lensworth Kawana Waters Pty. Ltd.	Australia
Lensworth Lake Doonella Pty. Ltd.	Australia
Lensworth North Lakes Development Pty. Ltd.[2]	Australia
Lensworth North Lakes Marketing Pty. Ltd.[2]	Australia
Lensworth North Lakes Pty. Ltd.	Australia
Lensworth North Lakes Sales Pty. Ltd.[2]	Australia
Lensworth Services Pty. Ltd.	Australia
Lensworth Wallarah Peninsula Pty. Ltd.[2]	Australia
Liana Cottage Pty. Ltd.[2]	Australia
Maglieri Wines Pty. Ltd.[2]	Australia
Masthead Brewing Company Pty. Ltd.[2]	Australia
Matilda Bay Brewing Co. Ltd.	Australia
Matua Finance Limited	New Zealand
MBL Packaging Pty. Ltd.[2]	Australia
McCabe Mining Inc.	USA
McLaren Vale Bottling Company Pty. Ltd.[2]	Australia
Mega Corporation Pty. Ltd.[2]	Australia
Mega Management Pty. Ltd.	Australia
Mega Properties Pty. Ltd.[2]	Australia
Mega Properties No.2 Pty. Ltd.[2]	Australia
Melbotel Pty. Ltd.[2]	Australia
Melbourne Brewery Company Pty. Ltd.[2]	Australia
Mildara Blass Holdings Inc.	USA
Mildara Blass Inc.	USA
Mildara Blass Wines Inc.	USA
Mildara Holdings Pty. Limited[2]	Australia
Moorabbin Junction Pty. Ltd.[2]	Australia
N.T. Brewery Pty. Ltd. (formerly Asmur Pty. Limited)	Australia
Navistar Group Limited	New Zealand
Nellie Products Pty. Ltd.[1,2]	Australia
New Crest Investments Pty. Ltd.[2]	Australia
Nexday Europe B.V.	Netherlands
Nexday Pty. Limited[2]	Australia
North Napa Land Co.	USA
Norwood Beach Pty. Ltd.[2]	Australia
Nova Glen Pty. Ltd.[2]	Australia
Oakland Glen Pty. Ltd.[2]	Australia
Oakley Park Pty. Ltd.[2]	Australia
Olaroli Pty. Limited[2]	Australia
Paracor Finance Inc.	USA
Pekrove Pty. Ltd.[2]	Australia
Pica Finance Limited	UK
Pica Group Limited	Australia
Pica Nominees Pty. Limited[2]	Australia
Pitt, Son & Badgery Pty. Ltd.[2]	Australia
Power Brewing Company Pty. Ltd.[2] (formerly Ledsen Pty. Ltd.)	Australia
Premium Land, Inc.	USA
Primedan Pty. Ltd.[2]	Australia
Queensland Breweries (Sales) Pty. Ltd.[2]	Australia
Queensland Breweries Pty. Ltd.	Australia
Queensland Brewery Pty. Ltd.[2]	Australia
Rimpacific Shipping (U.K.) Ltd.	UK
Robertsons Well Pty. Ltd.[2]	Australia
Robertsons Well Unit Trust	Australia
Rothbury Denman Pty. Ltd.[2]	Australia
Rothbury Sales Pty. Ltd.	Australia
Rothbury Superannuation Pty. Ltd.[2]	Australia
Rothbury Vineyards Pty. Ltd.[2]	Australia
Rothbury Wines Pty. Ltd.[2]	Australia
Rumar International Limited	Australia

Note 33 Controlled Entities (continued)

	Country of incorporation
Sarl Les Crus Prevendus SADCS	France
Savirak Pty. Ltd.[2]	Australia
Seeton Pty. Ltd.[2]	Australia
Shanghai Foster's Brewery Limited[5]	China
Sharden Lodge Pty. Ltd.[2]	Australia
Silvester Brothers (AMH) Pty. Limited[2]	Australia
Silvester Brothers (AMHUK) Limited	UK
Silvester Brothers (TBPAC) Limited	New Zealand
Silvester Brothers Pty. Limited[2]	Australia
Somar Pty. Ltd.[2]	Australia
Stamford Hotel Pty. Ltd.[2]	Australia
Sylfield Hotels Pty. Ltd.[2]	Australia
Telemasters Limited	New Zealand
The Australian Pubco (NSW) Pty. Ltd.[2]	Australia
The Australian Wine Centre Limited	UK
The Australian Wine Club Pty. Ltd.[2]	Australia
The Ballarat Brewing Company Limited	Australia
The Castlemaine Brewery Company Melbourne Pty. Ltd.[2]	Australia
The Continental Spirits Company Pty. Ltd.	Australia
The Continental Wines and Spirits Company (N.Z.) Limited	New Zealand
The Foster Brewing Company Pty. Ltd.[2]	Australia
The Redback Brewery (Hotel) Trust	Australia
The Redback Brewery (Property) Trust	Australia
The Redback Brewery Trust	Australia
The Rothbury Estate Pty. Ltd.[2]	Australia
The Shamrock Brewing Company Pty. Ltd.[2]	Australia
The Wine Exchange Limited	UK
The Wine Planet International Pty. Limited.[1,2]	Australia
Tibsco Limited	UK
Tibsco Pensions Limited	UK
Totalservice.com.au Pty. Ltd.[2]	Australia
TPP Corp., Inc.	USA
Traclon (No. 2) Pty. Ltd.[2]	Australia
United Hotels Pty. Ltd.[2]	Australia
VICD – Produtos Em Cortica, LDA	Portugal
Vicotel Pty. Ltd.[2]	Australia

	Country of incorporation
Victoria Brewery Pty. Ltd.[2]	Australia
Vinpac International Pty. Limited	Australia
Vinpac SADCS	France
Vintage Cellars Limited	UK
Vintage Estates of Australia Pty. Ltd.[2]	Australia
Vintners Imports Pty. Limited[2]	Australia
Volz Pty. Ltd.[2]	Australia
Voskane Pty. Ltd.[2]	Australia
Werribee Properties (RWDS) Proprietary Limited[2]	Australia
Westwools Energy Pty. Ltd.[2]	Australia
Whitecross Investments Limited	Australia
Windemere Securities Limited	T & C Is.
Wine Marketing Unit Trust	Australia
Wine Planet Holdings Limited[2] (formerly Imagemasters Pty. Ltd.)	Australia
Wine Planet Limited	Australia
Wine Planet Technology Pty. Limited.[2]	Australia
Wine Planet.Co.UK Limited	UK
WIne Planet.com Limited	UK
Wine Rollover Pty. Limited	Australia
Winemaker's Choice Limited	UK
Wolf Blass Wines Pty. Ltd.	Australia
Wood Hall (Aust.) Pty. Limited[2,3]	Australia
Wood Hall Trust Limited	UK
World Wine Gallery GmbH	Germany
Yanaba Pty. Ltd.[2]	Australia
Yarra Valley Wine Co. Pty. Ltd.[2]	Australia
Yarra Valley Wine Holdings Pty. Ltd.[2]	Australia
Zedoworth Pty. Limited[2]	Australia
Zedozoa Pty. Limited[2]	Australia
151435 Canada Ltd.	Canada
A.C.N. 004 526 523 Pty. Ltd.[2]	Australia
A.C.N. 006 327 313 Pty. Ltd.[2]	Australia
A.C.N. 008 728 505 Pty. Ltd. (formerly Wine Planet Holdings Limited)	Australia
'St Maximilian' Wein-Export Gesellschaft m.b.H, Vienna	Austria

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100% owned:

	Country of incorporation	Group ownership percentage 2002	2001
Note 33 Controlled Entities (continued)			
AP John Pty. Ltd.[1]	Australia	51.0	–
BCB Beverages Pty. Ltd.[1]	Australia	65.2	–
Beringer Blass (Europe) SA (formerly Beringer Vineyard (Europe) SA)	Switzerland	97.0	97.0
Briar Ridge Manufacturing Pty. Ltd.	Australia	50.0	50.0
Briar Ridge Vineyards Pty. Ltd.	Australia	50.0	50.0
Carlton Brewery (Fiji) Limited	Fiji	63.1	63.1
Foster's India Limited [4]	India	74.0	74.0
Friends of the Vine Limited	New Zealand	51.0	51.0
Graymoor Estate Joint Venture	Australia	48.8	48.8
Graymoor Estate Pty. Ltd.[2]	Australia	48.8	48.8
Graymoor Estate Unit Trust	Australia	48.8	48.8
Greg Norman Estates Joint Venture	Australia	70.0	70.0
Korsan Pty. Ltd.[1]	Australia	65.2	–
Matua Valley Wines Limited	New Zealand	51.0	51.0
River Valley Wines Limited	New Zealand	51.0	51.0
Samoa Breweries (New Zealand) Ltd.	New Zealand	–	43.1
Samoa Breweries Ltd.	Samoa	43.1	43.1
Smoothsail Limited	Hong Kong	–	50.0
Shingle Peak Wines Limited	New Zealand	51.0	51.0
Societe of Bouteillage of Beaujolais, Macon and Bourgogne	France	51.0	51.0
South Pacific Distilleries Limited	Fiji	50.8	50.8
Strategic Equity Investment Pty. Ltd.[2]	Australia	50.0	50.0
The Australian Wine Centre Limited[5]	UK	–	50.0
Waikoukou Vineyards Limited	New Zealand	51.0	51.0
Wine Buzz KK	Japan	50.0	50.0

Entities no longer controlled

C.F.L. Securities Pty. Ltd.	FBG Credits Limited	Samoa Breweries (New Zealand) Ltd.
Carlton Finance Limited	FBG Equipment Finance Limited	Smoothsail Limited
Catering Holdings Pty. Ltd.	FBG Financial Services Limited	Werribee Properties (WIE) Pty. Ltd.
Derel EMI Pty. Ltd.	Gontai Pty. Ltd.	Wine Planet Asia Limited
Derel Grain Pty. Ltd.	Icaro Spa[7]	A.C.N. 004 982 745 Pty. Ltd.
Derel IT Pty. Ltd.	Jedberg Investments Pty. Ltd.	(formerly N.T.Brewery Pty. Ltd.)
FBG Canadian Treasury Inc.[6]	Palmgold International Limited	A.C.N. 006 326 807 Pty. Ltd. (formerly Power Brewing Company Pty. Ltd.)

1 *These entities/arrangements were acquired/incorporated during the current year.*

2 Entity not audited individually as it is a small proprietary company not required to prepare financial statements.

3 Entity is relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1417).

4 The Group owns 74% of Foster's India Limited, that being the maximum holding currently approved by the Indian Government. If subsequently the policies of the Indian Government change so as to allow the Group to own up to 100% of Foster's India Limited, the Group may exercise certain rights to acquire a further 26% holding for consideration to be agreed or determined by an independent person. The Group has an option agreement with Raly Investors Partners, L.P. This agreement will result in a change to the Group's effective ownership interest in Foster's India Limited from 74% to 64% when the option is exercised. The option can only be exercised after June 2003. The current year financial results have been prepared using an effective Group ownership interest in Foster's India Limited of 64%.

5 The remaining interest was purchased and this entity is now a controlled entity.

6 This entity was merged with Foster's Brewing Group Canada Inc. to form Foster's Group Canada Inc.

7 This entity was merged with Beringer Blass Italia SRL

Entities in which the Group's ownership interest is 50% or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

Note 34 Investment in Associates and Joint Venture partnerships

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of Group. None of these entities generates a material operating result. The Group does not have any material investment in any associate entity.

	Ownership interest		Investment value	
Name of company	**2002**	2001	**2002**	2001
	%	%	**$m**	$m
Croydon Hotels Pty. Ltd.	50.0	50.0	–	–
Fiddlesticks LLC	50.0	50.0	1.9	2.0
Foster's Europe Pty. Ltd.[1]	66.7	66.7	–	–
Judd Road Vineyards Limited	50.0	50.0	–	–
North Coast Bottling Company	50.0	50.0	–	–
Oak Vale Vineyard Limited	50.0	50.0	–	–
Phoenix Inns Management Limited	50.0	50.0	–	–
Spring Inns Management Limited	50.0	50.0	–	–

Investments in joint venture partnerships are accounted for in the consolidated financial statements and the parent entity financial statements using the equity accounting method. The investment carrying value is disclosed at note 12. This entity is primarily involved in, or has been involved in the production, marketing and distribution activities for the Group. Information relating to the Group's share of joint venture partnerships is set out below:

The profit after tax from joint venture partnerships is not material to the Group's results (excluding the impact of the previous year significant items).

	Ownership interest		Carrying value		Profit after tax	
	2002	2001	**2002**	2001	**2002**	2001
	%	%	**$m**	$m	**$m**	$m
Foster's USA, LLC [2]	49.9	49.9	71.1	75.7	4.7	41.6

[1] Foster's Europe Pty. Ltd. holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty. Ltd. is greater than 50%, but due to the voting rights attached to the shares, the Group does not control this entity. Carlton and United Breweries Limited receives royalty income under an agreement with the Foster's European partnership.

[2] The Foster's USA, LLC financial year end is 31 December. The above results are based on unaudited management results at 30 June.

Directors' declaration

The Directors declare that the financial statements and notes set out on pages 14 to 57:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne this 27th day of August 2002

On behalf of the Board

Frank J. Swan
Chairman

E.T. (Ted) Kunkel
President
and Chief Executive Officer

Independent audit report

To the members of Foster's Group Limited

Audit opinion

In our opinion, the financial report, set out on pages 14 to 58:

- presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Foster's Group Limited and the Foster's Group (defined below) as at 30 June 2002 and of their performance for the year ended on that date
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the year ended 30 June 2002 is the responsibility of the directors of Foster's Group Limited. It includes the financial statements for Foster's Group Limited (the Company) and for the Foster's Group (the Group), which incorporates Foster's Group Limited and the entities it controlled during the year ended 30 June 2002.

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company's and the Group's financial position, and their performance as represented by the results of their operations and cash flows.

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report
- obtaining confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Group. These services are disclosed in note 25 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
27 August 2002

Details of shareholders, shareholdings and top 20 shareholders

Details of Shareholders and Shareholdings

Holding of Securities

Listed Securities 27 August 2002	No of Holders	No of Securities	% held by top 20%
Fully Paid Ordinary Shares	195,269	2,047,402,532	65.58

Unlisted Securities 27 August 2002	Issue Number	No of Holders	No of Shares
Ordinary shares issued under the 1987 Foster's Employee Share plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	4	209,400
Issue price of $7.38 per share	51	2	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	1,050
Issue price of $4.42 per share	64	1	1,710
Issue price of $4.32 per share	65	1	1,800
			998,310

FBG Incentive Pty Ltd holds 209,430 of the above shares as trustee for 246 participants in the 1987 Foster's Employee Share Plan.

Options – 27 August 2002
Options issued under the 1987 Foster's Employee Share Plan

Employee Options Exercisable At:	No of Shares if options Exercisable
$2.12 per share	1,250,000
$2.36 per share	320,000
$2.48 per share	420,000
$2.73 per share	400,000
	2,390,000

The above options are held by FBG Incentive Pty Ltd as trustee for 4 participants in the 1987 Foster's Employee Share Plan.

Distribution of Holdings – 27 August 2002

Size of Holding	Number
1 – 1000	64,406
1001 – 5000	102,636
5001 – 10,000	18,262
10,001 – 100,000	9,654
100,001 and over	311
Total	195,269

Of these 5,741 ordinary shareholders held less than a marketable parcel of $500 worth of shares (103 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 27th August 2002 was used to determine the number of shares in a marketable parcel.

Twenty Largest Shareholders – 27 August 2002

Shareholder	No. of Fully Paid Ordinary Shares	% of Fully Paid Ordinary Shares
J P Morgan Nominees Australia Limited	404,928,004	19.78
Westpac Custodian Nominees Limited	335,399,825	16.38
National Nominees Limited	259,360,365	12.67
Citicorp Nominees Pty Limited	57,309,484	2.80
ANZ Nominees Limited	52,910,042	2.58
Commonwealth Custodial Services Limited	44,662,475	2.18
RBC Global Services Australia Nominees Pty Limited	37,572,751	1.84
Queensland Investment Corporation	30,153,289	1.47
AMP Life Limited	29,168,454	1.42
HSBC Custody Nominees (Aust) Ltd	18,457,801	0.90
MLC Limited	17,177,715	0.84
Cogent Nominees Pty Limited	13,829,625	0.68
CSS Board & PSS Board	6,614,348	0.32
Australian Foundation Investment Company Limited	5,526,502	0.27
UBS Warburg Private Clients Nominees Pty Ltd	5,477,064	0.27
Invia Custodian Pty Limited	5,390,175	0.26
Suncorp General Insurance Limited	5,181,809	0.25
Argo Investments Limited	4,784,184	0.23
Transport Accident Commission	4,498,767	0.22
ING Life Limited	4,436,729	0.22
	1,342,839,408	65.58

Substantial Shareholders – 27 August 2002

The following shareholders have declared a relevant interest in the number of voting shares shown adjacent at the date of giving the notice under Part 6C.1 of the Corporations Act 2001.

The Capital Group Companies Inc	244,027,670
Delaware International Advisers Limited	132,774,324
Morgan Stanley Dean Witter Investment Management Limited	88,237,732

Shareholder information

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Monday, 28 October 2002, at 11.00 a.m. at the Melbourne Concert Hall, Victorian Arts Centre, St. Kilda Road, Melbourne, Victoria. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the form of proxy by which they can express their views.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Stock Exchange Listings

Shares of Foster's are listed under the symbol "FGL" on the Australian Stock Exchange. The securities of the Company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System) which allows settlement of on-market transactions without having to rely on paper documentation. Shareholders seeking more information about CHESS should contact their stockbroker or the Australian Stock Exchange.

Ordinary shares in Foster's Group are also listed on the London Stock Exchange. American Depositary Receipts, sponsored by the Bank of New York, can be purchased through brokers in the USA.

Share Register and Other Enquiries

If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne Victoria 3000
Australia
Telephone: +61 3 9615 9747
Australian callers 24 hour 7 day service: 1800 350 698
Facsimile: +61 3 9615 9900
(+61 3 9615 9744 only for faxing Forms of Proxy)
E-mail: registrars@asxperpetual.com.au
Internet: www.asxperpetual.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

In the United Kingdom, questions can be directed to:

Foster's Group Limited
Regal House
70 London Road
Twickenham Middlesex TW1 3QS
United Kingdom
Telephone: +44 208 843 8400
Facsimile: +44 208 843 8401

For enquiries relating to the operations of the Company, please contact the Foster's Group Investor Relations Department on:

Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2634
E-mail: investor.relations@fostersgroup.com
Internet: www.fostersgroup.com

Written correspondence should be directed to:

Vice President Capital Markets
Foster's Group Limited
GPO Box 753F
Melbourne Victoria 3001

Dividends

A final dividend of 9.5 cents per share will be paid on 1 October 2002 to shareholders registered on 6 September 2002. For Australian tax purposes, the dividend will be 100% franked at the 30% company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia or New Zealand. Shareholders can also elect to participate in the Dividend Reinvestment Plan. Direct credit and Dividend Reinvestment Plan forms are available on request from the share registry.

Tax File Numbers, Australian Business Numbers or Exemptions

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or Australian business number or tax exemption details.

Change of Address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN).

Key Dates

6 September 2002
Record date (books closing) for 2001/2002 final dividend.

27 September 2002
Annual Report sent to shareholders

1 October 2002
Final dividend for 2001/2002 payable

28 October 2002
Annual General Meeting

11 February 2003*
Announcement of profit result for half year ending 31 December 2002

7 March 2003*
Record date (books closing) for 2002/2003 interim dividend

2 April 2003*
Interim dividend for 2002/2003 payable

30 June 2003
End of financial year

26 August 2003*
Announcement of profit result for the year ending 30 June 2003

* Likely dates. Subject to confirmation.

Foster's Group Limited
A.B.N. 49 007 620 886
Company Secretary:
Peter A. Bobeff

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002

FOSTER'S GROUP LIMITED
CARLTON & UNITED BREWERIES
– AUSTRALIAN LEISURE AND HOSPITALITY
– CONTINENTAL SPIRITS
BERINGER BLASS WINE ESTATES
FOSTER'S BREWING INTERNATIONAL

77 Southbank Boulevard
Southbank, Victoria 3006, Australia

Telephone: (61) 3 9633 2000
Facsimile: (61) 3 9633 2002
Website: www.fostersgroup.com

LENSWORTH GROUP

Level 34, 385 Bourke Street
Melbourne, Victoria 3000
Australia

Telephone: (61) 3 9606 1700
Facsimile: (61) 3 9606 1744



FOSTER'S
GROUP

Concise Annual Report 2002

The story OF A UNIQUE STRATEGY



It's the story of...

The concise financial report has been derived from the full financial report for the year ended 30 June 2002. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the full financial report and auditor's report will be sent to shareholders without charge upon request. Please call (03) 9633 2773 or fax (03) 9633 2634, or email investor.relations@fostersgroup.com and a copy will be forwarded to you. Alternatively, you can access both the full financial report and the concise report on the Foster's website at www.fostersgroup.com

FOSTER'S GROUP LIMITED ABN 49 007 620 886

balance, of differentiation and strategic execution.

It's the story of growth – volume, revenue, profits and cash generation.

It's the story of multiple products, processes and regions.

It's the story of premium beer and premium wine brands.

It's the story of leveraging these businesses together in one company and seeing a changed competitive landscape with very new dynamics.

It's a story we are proud to tell: why we think we are uniquely positioned, structured and qualified to drive shareholder value.

It's the story of Foster's.

One company. Multiple opportunities.

Worldwide.

Performance 2002

NET PROFIT UP

20.6%

Net Profit has increased **$95.7 million to $560.9 million.**

RETURNS UP

30 basis points

Return on Capital Employed
Underlying ROCE up 30 basis points to 13.4%*

GEARING IMPROVED TO

73.8%

Gearing
Down from 93.6% in 2001 to 73.8%
Gearing is the proportion of net debt to shareholders' funds.

Scorecard – our 5 year performance

Net profit (before significant items)


$m
600
500
400
300
200
98
99
00
01
02

The group has enjoyed six consecutive years of double-digit growth.

Return on capital employed*


percentage (%)
20
15
10
5
0
98
99
00
01
02

Each of the group's core businesses improved ROCE, after adjusting 2001 for the full year impact of the Beringer acquisition.
(*2001 base restated from 13.8% to 13.1%)

Gearing


percentage (%)
100
75
50
25
0
98
99
00
01
02

Gearing has returned to pre-Beringer levels.

Financial results for 2002

	2002	2001	change
Revenue ($m)	5,164.0	4,505.3	14.6%
EBITA ($m)	1,038.6	873.5	18.9%
Net debt ($m)	3,108.0	3,538.2	-12.2%
EPS (basic) (¢)	27.4	24.7	10.9%
Return on capital employed (%) (comparative adjusted for annualised Beringer)	13.4	13.1	+30 basis points
Dividends per share (¢)	17.0	15.5	9.7%
Number of shares at year end (million)	2,056.3	1,993.4	3.2%
Average number of shares (million)	2,034.8	1,878.7	8.3%

REVENUES UP

14.6%

Revenue has increased
$658.7 million to $5,164.0 million.

EBITA UP

18.9%

Earnings before interest, tax and amortisation (EBITA) has increased
$165.1 million to $1,038.6 million.

EARNINGS PER SHARE UP

10.9%

Earnings per share has increased **2.7 cents to 27.4 cents.**

Revenue



$m
6,000
5,000
4,000
3,000
2,000
98
99
00
01
02

Revenue exceeds $5 billion for the first time.

Earnings before interest, tax and amortisation (before significant items)



$m
1,200
1,000
800
600
400
98
99
00
01
02

Group EBITA of over $1 billion achieved for the first time.

Earnings per share (before significant items)



cents per share
30
25
20
15
10
98
99
00
01
02

The group has continued to enjoy six consecutive years of double-digit growth.

Foster's Today

EBITA BY PRODUCT



BEER
WINE
OTHER

EBITA BY GEOGRAPHY



INTERNATIONAL
AUSTRALIA

CAPITAL EMPLOYED BY PRODUCT



BEER
WINE
OTHER

CAPITAL EMPLOYED BY GEOGRAPHY



INTERNATIONAL
AUSTRALIA

The Beringer acquisition has given Foster's greater diversity reducing risk across businesses, products, countries and currencies, providing enhanced growth opportunities and lower earnings volatility.

Chairman's letter



I am pleased to report that Foster's made significant progress during the year, with the integration of Beringer completed, the group has fulfilled its strategic ambitions to become a global premium branded beverage company.

Frank Swan CHAIRMAN – FOSTER'S GROUP LIMITED

Foster's performance for the period was strong despite challenging trading conditions in all key markets. In this environment, the underlying strength of the core businesses once again shone through, with all core divisions recording earnings growth.

Earnings per share for the year rose 10.9% to 27.4 cents per share, reflecting a 20.6% rise in the group's net profit to $560.9 million for the period. Earnings before interest, tax and amortisation was up 18.9% on the prior year to $1,038.6 million, but more importantly, operating cash flow rose strongly, up 124% to $634.4 million.

During the year, Foster's continued its strategy of bolt-on acquisitions to supplement and enhance the core businesses. Wine activity included Etude Wines in the US, Ponder Estate and Hawkesbridge Vineyard in New Zealand. For CUB, the purchase of BCB Beverages in Australia will build its pre-mix spirit drink production flexibility.

CUB delivered EBITA growth of 5.4%, a solid performance driven by a strong turnaround in the leisure business, Australian Leisure and Hospitality (ALH) and the continued strength of the core beer brands. It was a year of re-building for CUB's fledgling spirits business, Continental Spirits, as the division readied itself to take advantage of growth in the pre-mix spirit drinks sector.

Foster's Brewing International EBITA grew by 23.6% to $31.4 million for the period as the team continued its drive to grow distribution and sales of the Foster's brand globally. Foster's US business performed well and this combined with an increase in income from Foster's European partnership contributed to earnings growth for the year.

Beringer Blass Wine Estates (BBWE) delivered EBITA growth of 30.1% to $486.6 million for the year, an outstanding achievement when considered in context of the economic slowdown in the United States and the impact of the tragic events of September 11. Reflecting the changing structure of Foster's in recent years, wine now accounts for close to 50% of group profits and for the very first time generated more revenue than beer. The BBWE premium brand portfolio performed well with double-digit revenue and volume growth recorded in the UK, North America and Asia Pacific Wine Trade businesses.

The Company's strong performance for the year has enabled the Board to declare a final fully franked dividend of 9.5 cents per share for the period, taking the total for the year to 17.0 cents, an increase of 9.7% on last year.

Much of the credit for the Company's achievements in 2002 is due to Foster's 13,000 employees around the world, ably led by Ted Kunkel and his experienced and talented management team. On behalf of the Board, I would like to thank all employees of Foster's, many of whom are shareholders, for their dedication and hard work throughout the year.

Over the last 12 months, there has been considerable debate over corporate governance functions, executive remuneration and assurance processes. The Board has continued to pay close attention to these areas, updating and modernising where necessary, to ensure they are best practice and meet both regulator and shareholder expectations. Shareholders will find further details of the group's approach from page 32 in the Corporate Governance section and the Directors' report.

Looking ahead, Foster's is well positioned to build on its unique positioning in the global premium beverage industry, leveraging its diversified beer and wine portfolio and extensive distribution networks to drive future growth. As we enter the new fiscal year, Foster's is in a strong financial position to continue the growth momentum of recent years.



Frank Swan
Chairman
Foster's Group Limited

PRESIDENT & CEO The lead story



Foster's difference:
a powerful combination of
premium beer and premium
wine businesses delivering
impressive results.

PRESIDENT & CEO, FOSTER'S GROUP LIMITED

Foster's has long been credited for its cash generation characteristics. What can shareholders expect going forward?

Foster's cash generation capability is very strong. For the full year, the group generated $634.4 million in operating cash flow, an outstanding result by any measure.

Foster's reported a lower than expected cash flow figure in the first half. At that time, the market did not fully understand the cash flow implications of Foster's evolution from a pure beer company to a premium beer and wine company. As a result, they were concerned that Foster's had to provide extra cash support to the wine business, when in fact that was not the case.

What has happened is that the cash flow characteristics of Foster's have changed now that we are a premium beer and wine company and we need to be judged on a full year cash flow basis, not just a half.

With a northern hemisphere wine business a large part of Foster's business mix today, there is an additional vintage which falls in the first half of our fiscal year, requiring working capital support. Additionally, the November/December period is the peak sales period group-wide, also requiring working capital support in the first half, with sales receipts from this period collected in cash terms in the second six months of the fiscal year.

In practice, this means that in the first half of a normal year, we would expect over 50% of Foster's profits to come through, but collect just over one third of the operating cash flow. The balance will come through in the second half.

The 2001/2002 performance includes the first full year of Beringer. Has the acquisition delivered shareholder value?

Beringer has certainly lived up to our expectations. At the group level, Beringer has strengthened Foster's through creating a more even split between the group's beer and wine businesses and broadened the group's income sources across continents and currencies, reducing dependence on Australia.

At the operational level, the combination of Beringer and Blass created one of the world's leading premium wine companies and established a global platform for growth. Beringer Blass now has a unique international portfolio where customers can buy wines from California, Italy, NZ, Chile and Australia. With customers increasingly looking to consolidate their buying relationships, this will continue to be a great advantage for Beringer Blass going forward.

In addition, Beringer Blass gave Foster's direct, on-the-ground access to the high growth US premium wine market and the ability to leverage and capitalise on the US wine businesses distribution relationships, to accelerate growth for the Australian portfolio. We are now seeing the benefits of this flow through as the Australian wine portfolio continues to grow strongly in that market.

What opportunities do you see for CUB to achieve growth?

There is no denying that the beer market in Australia is testing, but there are opportunities. CUB's approach has been to find ways to extract value and growth by operating across the Australian alcohol market value chain. It was this philosophy that led to the highly successful leisure and entertainment strategy, which established ALH as one of the most successful hotel businesses in Australia.

Key brands in businesses	Growth drivers	ROCE	Financial indicators
Victoria Bitter, Carlton Draught, Foster's LightIce, Crown Lager, Carlton Cold, Carlton Midstrength, Foster's Lager, Melbourne Bitter, Cascade Premium, Cascade Premium Light, Matilda Bay, Carlton Sterling.	Working collaboratively to add value to customers and key suppliers by building brand equity and preference. Brand innovation.	29.1%	Employees: 2,088 Capital employed: $1,480.4m Total operating revenue: $1,582.8m EBITA: $430.5m
Foster's Lager, Foster's Ice, Shanghai Beer, Guangming, Biere Larue, Larue Export, BGI, Fiji Bitter, Vailima, Bounty Rum, Regal family of spirits brands.	Building brand equity. Brand awareness and distribution.	14.1%	Employees: 1,873 Capital employed: $221.9m Total operating revenue: $227.2m EBITA: $31.4m
Californian: Beringer, Meridian, Chateau St. Jean, Chateau Souverain, Stags' Leap, St Clement, Etude. **Australian:** Wolf Blass, Yellowglen, Jamiesons Run, Greg Norman Estates, Black Opal, The Rothbury Estate. **New Zealand:** Matua Valley. **Italian:** Castello di Gabbiano.	Development of premium global brands and niche regional brands. Distribution gains. New product development (Stone Cellars, Eaglehawk and The Rothbury Estate).	9.0%	Employees: 1,982 Capital employed: $4,445.6m Total operating revenue: $1,464.2m EBITA: $401.0m
Cellarmasters (Australia, UK), Cardmember Wines (New Zealand), Pallhuber (Germany), Bourse du Vin International (The Netherlands, France, Belgium), International Wine Accessories, Windsor Vineyards (USA).	Migrate winning models to new geographies.	11.0%	Employees: 1,794 Capital employed: $498.3m Total operating revenue: $401.9m EBITA: $54.9m
Vinpac International, Sobemab, AP John.	'One stop shop' for premium wine producers requiring packaging, warehousing and distribution services.	20.8%	Employees: 538 Capital employed: $147.5m Total operating revenue: $214.3m EBITA: $30.7m
Distribution of Continental owned brands worldwide, The Black Douglas and Cougar Bourbon. Distribution of 100 Pipers Scotch and Chatelle Brandy.	Brand equity – awareness, low-cost business model. Innovation in RTDs.	13.3%	Employees: 100 Capital employed: $117.8m Total operating revenue: $114.8m EBITA: $15.7m
Young & Jackson's, Village Green (Vic), The Breakfast Creek, Albany Creek, Stone's Corner, Royal Exchange (Qld), The Ramsgate Hotel (SA), Sail and Anchor (WA), Action Liquor, Liquor Xpress, The Fridge, Joker's Wild.	Refurbishment of venues suiting local markets. Ongoing growth of leisure market.	17.1%	Employees: 3,969 Capital employed: $668.3m Total operating revenue: $935.3m EBITA: $114.4m
Kawana Waters, Bellvista, North Lakes, Lake Doonella (Qld), Glenmore Park, Wallarah Peninsula (NSW), Craigburn (SA), Highlands (Vic).	Brand awareness. Customer and community focus. Diversity of product.	27.2%	Employees: 80 Capital employed: $101.7m Total operating revenue: $173.8m EBITA: $27.7m

Notes:
- ROCE is calculated as EBITA on average capital employed.
- Employee numbers are equivalent full time.
- Total operating revenue excludes interest income.
- EBITA is earnings before interest, tax and amortisation.

FOSTER'S – sustained value creation

		What we do	Where it happens
beer	domestic	Australia's major brewer – produce, market and sell the leading range of premium, full strength, midstrength, lower alcohol, imported beers and other alcoholic beverages.	Australia.
	international	Global operations responsible for the stewardship, governance, growth and development of the Foster's brand worldwide. Management of Foster's brewing operations in Asia and the Pacific. Strategic management of the group's other beer brands internationally.	**Brewing:** Foster's Lager is produced in ten countries – Australia, China, India, Vietnam, UK, Ireland, Germany, Canada, France and Portugal. Brewing facilities also in Fiji and Samoa. Distillery in Fiji. **Distribution:** more than 150 countries.
wine	trade	Produce and market a broad, balanced portfolio of premium wine brands from California, Australia, New Zealand, Italy and Chile. Customers are wine wholesalers and retailers in more than 60 countries across the Americas, Asia Pacific, Europe and the Middle East.	4,000 hectares under vine in the Napa Valley, Sonoma County, Central Coast and Lake County of California. 3,500 hectares under vine in premium Australasian regions, including Barossa Valley, Coonawarra, Hunter Valley and Marlborough, NZ. 40 hectares in the Chianti Classico region of Tuscany. Sales offices located in key cities across each region.
	global clubs	Sell directly to consumers across Asia Pacific, Europe and the USA, via seven own-branded premium wine clubs, a specialist wine accessories provider, plus a variety of host-branded wine clubs which are run on behalf of financial institutions, retailers, airlines and other companies.	Australia, New Zealand, Germany, Netherlands, France, Belgium, UK, USA and Japan.
	services	Provide packaging, warehousing and distribution services to the premium wine industry.	The business is one of the largest providers of contract bottling services to the world, with a total of five bottling plants in Australia and France. It is also the leading provider of oak, cork and other premium packaging products in Australia and New Zealand.
spirits	domestic	Import, manufacture, distribute and market established and popular brands in both glass and RTD.	Australia, New Zealand.
leisure & hospitality	domestic	Own and operate pubs. Develop leisure concepts.	Australia.
property	domestic	Residential property development.	Australia.

More recently, CUB has invested in building its pre-mix spirit drinks capability to take full advantage of growth in the Ready to Drink (RTD) market.

In the more traditional area of beer, CUB continues to capitalise on growth in the high-margin premium beer segment with the dual brand strategy of Crown Lager and Cascade Premium driving leadership of the premium category.

CUB's ability to identify product or market gaps and turn them into growth opportunities remains key. Two good examples hinge around the Cascade Brand. The packaging and product innovation of Cascade Premium Light has enabled CUB to regain leadership of the Light Beer segment and the launch of Cascade First Harvest, developed in response to growing demand for a super-premium beer, sold out within weeks. At $80 per case, that is a great success story.

There has been a lot of speculation about a big acquisition for Foster's. Are you preparing to make a move and will it be in beer or wine?

I have said many times over the past 12 months, that the management team is focussed on unlocking the organic growth potential of the group's existing businesses and that remains a priority.

We will support this with smart bolt-on acquisitions that are immediately shareholder value building, returning above the cost of capital. There has been speculation that upon conversion of the bonds in October 2003 Foster's needs to make another major acquisition, when in fact this will not be the driver for an acquisition. Any acquisition, large or small, will only be made when it is strategically sound and will lead to the creation of shareholder value.

Why has Foster's share price gone down?

While it is not my practice to comment on share price, I think there are a couple of factors worthy of mention in relation to the past year.

Firstly, equity markets worldwide have slumped and this has impacted Australian stock prices.

Secondly, I believe some investors have taken a 'wait and see' approach in relation to our US wine operations. In the post September 11 trading environment, there was a question mark over whether Beringer could live up to expectations. The full year announcement proved that the beer/wine strategy is sound and capable of delivering shareholder value.

Thirdly, confusion about the changing cash flow profile of the group has been a factor. In response, we have worked harder and done more to get the message across to investors about Foster's changed cash flow characteristics. I believe our efforts, combined with the full year result, which delivered a strong cash flow result, will impact on the share price.

What steps has Foster's taken to preserve the company's strong track record of reliable and transparent reporting?

Foster's continuously reviews its corporate reporting, governance and assurance processes to ensure they are best practice and meet both regulator and shareholder expectations.

As part of this review process, the decision was taken earlier this year to not have the same firm providing both internal and external audit services for the group.

The internal audit role was put out to tender and Ernst and Young were appointed as Foster's internal auditors. PricewaterhouseCoopers will continue to perform the external audit role for the group.

Ted Kunkel
President and CEO
Foster's Group Limited

	EBITA ($m)	% CHANGE 01-02	RETURN* %
Beer	461.9	5.9	27.1
Wine	486.6	30.1	9.6
Spirits	15.7	1.9	13.3
Leisure & Hospitality	114.4	8.0	17.1
Property	27.7	9.5	27.2

* return = EBITA on capital employed

Foster's is a reflection of a unique strategy – one we believe is superior to other premium beverage companies.

The difference – a company with the ability to deliver strong cash flow and returns while building a global premium beverage business.

The story of solid growth and cash generation

Premium brands, getting closer to our customers and consumers, driving efficiencies, leadership in sports sponsorship, thinking differently and acting innovatively – these key strengths deliver increasing returns in a competitive market. It all creates value for shareholders – and future opportunities for growth.

...Growing margins

AUSTRALIAN BEER EBITA WAS UP 4.8% AND MARGINS IMPROVED 1.1 PERCENTAGE POINTS

No.1

FOSTER'S BRAND EQUITY THE MOST RECOGNISABLE SPONSOR OF FORMULA 1 GRAND PRIX RACING...WORLDWIDE



CUB's focus on reinvigorating consumer interest in draught beer has paid off with sales of Carlton Draught growing strongly.

Beer CONTINUED





In a highly competitive environment, Carlton & United Breweries (CUB), the Australian powerhouse, delivered solid results again, while driving the efficiencies that keep costs under control.

Brand leadership

Australia is a microcosm of the global market – consumers value choice and diversity. Today's consumers are no longer just beer, wine or spirits drinkers; they drink different beverages at different occasions, times and locations. Above all, consumers want quality and will pay for it. CUB delivers that quality with the best national brands: Crown Lager is "Australia's Finest", proven yet again by continued growth; Cascade Premium is Australia's fastest growing premium brand; VB is Australia's top-selling and best loved brand; and CUB is the leading importer of some of the world's greatest brands, including Stella Artois, Corona, Guinness, Asahi and Miller.

Market leadership in full, light and premium beer categories is mirrored by CUB's sponsorship where key brands support Australia's favourite activity – sport: Carlton Draught – the Premier Partner of the AFL, Carlton Draught Horse Racing, the VB Cricket Series and VB V8 Supercars.

Innovation for smarter growth

Innovation across brands, services and operations is driving future opportunities for Australia's leading brewer. CUB has been working with major customers to develop programs and services to deliver greater value. Customer workshops led to the development of the Draught Beer Academy, an initiative already delivering results in a key area – the continued growth of draught beer. The academy uses city training, online services and, most importantly, an innovative mobile training facility to deliver draught beer expertise to Australia's often far-flung hotels, clubs and bars.

Beer 2002 Financial Highlights

	Revenue A$m	Change %	Volume hectolitres*	Change %	EBITA A$m	Change %	ROCE %
Domestic	1,582.8	0.3	9,282,900	(2.2)	430.5	4.8	29.1
International	227.2	14.2	8,510,600	1.3	31.4	23.6	14.1

*1 hectolitre = 100 litres; excluding non-beer volumes.





Research and development, combined with speed to market, remain critical for future smart growth. The past year's success stories include the limited release of Cascade First Harvest Ale, which sold out in weeks, the new "middie" (285ml) bottle of VB and Midstrength and the upsizing of the 750ml to a 800ml "tallie".

Superior performance

CUB is contributing to the realisation of synergies across Foster's Group, sharing expertise in purchasing, distribution and knowledge of consumer behaviour across divisions.

Increased volume and profit worldwide

Outside Australia, the premium beer market remains buoyant, and Foster's Brewing International delivered volume and financial performance improvements in all operating regions.

Both America and Europe made strong contributions, and the Foster's brand continued its resilience showing growth in a subdued UK beer market. In Greater Asia, the focus remained on managing low cost operations to produce high margin products, improving brand availability through strategic distribution alliances and driving brand awareness. Business also continued to grow in the Greater Pacific region as the multi-beverage model is bedded down.

In February, the launch of Foster's in France exceeded all expectations, and throughout the year the brand was also launched in Portugal, Belgium, South Africa and other African countries and the Middle East.

Foster's brand equity indicators were up worldwide. In particular, awareness of Foster's global association with Formula One Grand Prix racing continued to build brand equity, with independent research reconfirming Foster's position as the most recognisable sponsor of the most watched sport worldwide.

The story of a growth engine with high margins

Through Beringer Blass Wine Estates (BBWE), Foster's has established a global platform for growth in premium wine. The potential value is beginning to be realised as the combination of brand power, distribution and product quality continue to open-up global wine growth opportunities.

...Impressive growth

17 MILLION NINE LITRE CASES OF WINE SOLD WORLDWIDE

27%

AUSTRALIAN PORTFOLIO ACHIEVED VOLUME GROWTH OF 27% IN THE US


WOLF BLASS
Jimmy Watson Trophy
BAROSSA

The 1998 Wolf Blass Black Label, winner of the coveted Jimmy Watson Trophy at the Royal Melbourne Wine Show in 1999, was released in March 2002.

Wine CONTINUED


CHATEAU SOUVERAIN


BERINGER
BERINGER
BERINGER

Integrated business delivering results

In its first full financial year as part of the Foster's family, BBWE – with a broad, balanced international portfolio and a strong presence in the key markets of North America, UK/Europe and Asia Pacific – delivered an excellent performance.

The benefits of the merger of Beringer Wine Estates and Mildara Blass are now flowing through as the combined portfolio of brands enjoys increased exposure in all key markets.

The commitment to making business decisions based on local market conditions delivered results, with the trade businesses in North America and Asia Pacific in particular contributing strong organic growth. A major point of differentiation is BBWE's focus on the high-value premium wine segment (A$10 and above, and equivalent international price points). In addition, its three separate channels of trade sales, consumer-direct sales and wine-related services, give BBWE a unique balance and strength in the global wine industry.

Brand power and relationships providing the edge

The focus is developing global icon premium brands, particularly Wolf Blass and Beringer, carefully extending them with sub-brands like Eaglehawk and Stone Cellars.

Now offering its international wine portfolio in Asia Pacific, BBWE increased regional sales volumes by 25%. The company's global Australian wine brand, Wolf Blass, was the stand-out performer, benefitting from a worldwide PR campaign to launch the 1998 Black Label and continued TV advertising in Australia.

Beringer Vineyards, which won an unprecedented four 'Winery of the Year' honours in six months from some of America's most prestigious food and wine publications, is a Californian icon brand, with increasing sales in the UK, Europe and Asia. In the US, Beringer spans all premium price points and leads the 'blush' category, helping BBWE to continue to significantly exceed category growth rates for US-produced premium wine.

Wine 2002 Financial Highlights

	Revenue A$m	Change %	Volume cases*	Change %	EBITA A$m	Change %	ROCE %
BBWE	2,080.4	29.4	16,969	25.8	486.6	30.1	9.6

* thousand 9 litre cases



MATUA
VALLEY



Leveraging its chain sales distribution strength and sales and marketing expertise, BBWE also achieved superior performance in the Australian category in the US.

Matua Valley in New Zealand is gaining ground in BBWE's global brand portfolio. The brand enjoyed strong growth, particularly in the UK as the popularity of New Zealand wines continued to fuel demand.

Strong distribution relationships in all key markets helped drive market penetration. In Europe, BBWE established its first direct sales operation. For its Australian wine portfolio in the UK, BBWE is now using a mix of direct representation for off-trade distribution and a strategic alliance with Waverley Wines & Spirits for on-trade sales. Led by a new regional MD and now with its own marketing support, the new sales team has gained several new listings with key retailers.

Leveraging intellectual capital

BBWE has enormous intellectual capital invested in winemaking and brands. The division continues to leverage that by expanding its extra-sourcing practice: partnering external wine growers and wine production facilities, while using its own well-honed skills and expertise to manage production and marketing. In both the USA and Australia, extra-sourcing is extending the use of BBWE's intellectual capital, keeping costs and capital investment down and increasing the range of its brands.

The benefits delivered by leveraging intellectual property and capital were further illustrated by the Australia-US collaboration for the February launch of the new Rothbury Estate range in the US. After an extensive sensory evaluation and packaging design process in the US, Australian winemakers created wines to match the profile, and now the wine has become one of the fastest growing Australian wine brands in the US.

The story of building growth opportunities

Brand presence, long-term bulk spirit supply agreements, improved speed to market and leveraging the group's distribution strengths will enable The Continental Spirits Company to gain its share of the fast-growing pre-mix spirit drink market (RTDs).

Overhaul to maximise opportunities

Although RTDs have been available in Australia since the 1970s, they have now become the fastest growing sector in today's spirit market. To adequately participate in this growth, Continental Spirits undertook a major overhaul of operations during the year.

Combined distribution, cross-selling and acquisitions

New initiatives are now providing new opportunities. Cross-selling between CUB and Continental Spirits was trialled very successfully in Victoria and then rolled out across the country. Last October, the spirits brand portfolio of Tarac Liquor Marketers was purchased. In May, the acquisition of BCB Beverages Australia, a low-cost manufacturer and packager of RTDs and carbonated soft drinks, expanded Continental's RTD capability. By leveraging the combined distribution networks of CUB, Continental Spirits and BCB, more than 90% of Australia's liquor retailers can now be reached.

Long-term supply agreements

Following international competitor acquisitions, the spirits business agreement with Pernod Ricard in Australia and New Zealand has been extended. In return for the early release of former Seagram Company spirits brands, Continental Spirits secured the long-term rights to bottle and distribute 100 Pipers Scotch, signed an improved long-term bulk spirit supply arrangement for the core brands of Cougar Bourbon and The Black Douglas Scotch Whisky, received a cash settlement and will continue distributing Chatelle Brandy for at least another seven years.

...Greater reach

MORE THAN 90% OF AUSTRALIA'S LIQUOR RETAILERS CAN NOW BE ACCESSED


COUGAR





Spirits 2002 Financial Highlights

	Revenue A$m	Change %	Volume cases*	Change %	EBITA A$m	Change %	ROCE %
CONTINENTAL	114.8	18.6	2,094	4.7	15.7	1.9	13.3

*Thousand 9 litre cases.

The story **of growth and high returns**

Community involvement, strategic locations, upgraded venues, expert staff and promotion of responsible gaming and alcohol service provided the competitive advantage in a turnaround year. Australian Leisure and Hospitality (ALH) has a secure platform for future growth.

Leisure 2002 Financial Highlights

	Revenue A$m	Change %	EBITA A$m	Change %	ROCE %
ALH	935.3	5.9	114.4	8.0	17.1



Better profits from superior assets

Optimisation was the year in a nutshell for ALH. A new management structure aligned more closely with the core business was implemented, and a strong focus on the property portfolio has delivered stellar results. The group performed strongly across gaming, retail liquor, bars, food, entertainment and accommodation.

Optimising the hotel portfolio

The optimisation of ALH's hotel portfolio continued through strategic acquisitions, upgrades of venues identified as premium sites and the sale of lesser-performing hotels. This year, 22 properties were sold, two purchases were settled and there were seven major venue refurbishments. Perhaps most significant were the completed refurbishment of the Perth landmark The Sail & Anchor Hotel and the commencement of the $4.5 million refurbishment of the Queensland icon, The Breakfast Creek Hotel.

ALH now owns and operates 130 hotels and 95 detached bottle shops across metropolitan and regional Australia.

Safety leadership

ALH launched Australia's first integrated hotel health and safety program last November. The level of interest in Pubsafe has been so great that ALH has now packaged and will launch it as a commercial offering within the Australian hospitality industry.

"Venue of the Future" delivering superior value

As part of a commitment to keep abreast of changing market demands, ALH has embarked on a two year program to streamline the mix of front-of-house and back-of-house systems. The goal is to build knowledge and intellectual capital in order to deliver superior value.

Innovation in property development has led to the launch of two unique and distinctive new venues. The Gunn Island BrewBar is a stylish Melbourne venue with a clearly visible micro-brewery and its own in-house specialty brews. In partnership with Interbrew, the world's second largest brewing business, ALH has created the Belgian Beer Café "Oostende" in Adelaide, with exclusive pouring rights for such world-renowned Belgian beers as Hoegaarden, Leffe Blond, Leffe Brune and Stella Artois.

...A turnaround year

PROFITS UP TO $114.4 MILLION





The story of living communities

Detailed property analysis, environmental leadership and the best urban design team are part of the Lensworth mix that is creating the plans for Australia's most liveable communities.

Respecting unique attributes

Lensworth's continued strong growth can be attributed to its philosophy to respect the unique visual attributes of the land developed, promote ecological sustainability, community consultation to determine the land's future and meticulous planning.

During the planning process, the urban design team consider a range of land sizes to suit different lifestyles and where residents will shop, work, send their children to school and enjoy recreational activities.

Lensworth's portfolio boasts some of Australia's leading real estate, including the Lensworth communities of Glenmore Park (western Sydney), Bellvista and Kawana Waters (Sunshine Coast) and North Lakes (north of Brisbane). Lensworth recently acquired the Highlands project at the northern end of Craigieburn in Victoria, and is in the planning stages for a new project at Wallarah Peninsula, south of Newcastle.

Integrating conservation and sustainable urban development

At all projects, the Lensworth teams work in partnership with state and local governments, builders, environmental and indigenous groups and the community to achieve optimal outcomes for all stakeholders. Combining the concepts of conservation with sustainable urban development is integral to the developments.

Managing conservation and community care

Lensworth is committed to being environmentally responsible in all its actions. In April, the Blue Hills Wetland was opened at the Glenmore Park project. The wetland is a 6.5 hectare resource designed as a water retention basin to maintain local water quality, as well as provide a habitat for indigenous flora and fauna.

At Wallarah Peninsula, Lensworth has donated a 200 hectare area for a conservation reserve to be owned and managed by National Parks. Similarly, a 17 hectare nature reserve will be created at the Highlands project in Victoria.



Kawana Island at Kawana Waters in Queensland has been a great success for Lensworth, with the majority of land sold before development commenced.

Property 2002 Financial Highlights

	Revenue A$m	Change %	EBITA A$m	Change %	ROCE %
Lensworth	173.8	7.5	27.7	9.5	27.2

...Conservation

LENSWORTH DONATED A 200 HECTARE AREA TO THE NATIONAL PARKS

9.5%

EARNINGS UP 9.5%

The story of Foster's know-how

An emphasis on superior brand marketing, world-class operating efficiencies, employee development, community involvement and increased shareholder value is helping Foster's achieve its mission to 'Inspire Global Enjoyment'.

Returns

Generate superior returns for shareholders

Brands

Build premium quality, first choice brands

Become the brand of choice in every beer and wine category in which Foster's competes:

- Foster's is an icon brand and one of the fastest growing premium beer brands in the world.
- VB is Australia's top selling beer.
- Wolf Blass is one of the most awarded wines worldwide.
- In the US, between 1998 and 2000, Beringer Blass had a total of 36 wines appear on the prestigious Wine Spectator Top 100 list.

Employee share plan


62%
68%
67%
'99
'00
'01
'02

Employee share plan take-up rate for eligible employees.

Inspire

Create an inspiring workplace

For Foster's to consistently improve performance it is essential the group attracts, develops and retains the best people. Achieving this includes:

- Focussing on development and training opportunities that facilitate individual growth as well as meeting business needs.
- Ensuring Foster's and its businesses are challenging and rewarding places to work.
- Creating a workforce of shareholders by encouraging employees to own shares in Foster's.

EPS (cents)


24.4
24.7
27.4
'99
'00
'01
'02

Foster's aims to deliver superior returns for shareholders. Foster's financial targets are:

- Double-digit growth in earnings (calculated on a normalised basis).
- Group operating cash flow (after interest and tax) ratio moving towards 50% of group EBITDA over next 2-3 years.
- Maintenance of an Investment Grade Credit Rating.

Service

Deliver service excellence to customers and consumers

Each of the group's businesses are focussed on aiming higher to deliver superior service. In practice, this focus has led to:

- Beringer Blass restructuring its sales force to ensure it can deliver a comprehensive range of product offerings to every customer.
- CUB's series of 'draught beer workshops' aimed at educating customers and consumers about the service and quality of draught beer.
- Beringer Blass leveraging the strength of the US sales team to grow distribution of the Australian wine portfolio in that market.

Graph of taxes contributed ($ million)*


1,772
1,979
1,887
'99
'00
'01
'02

* This includes income tax, excise tax, GST, WET, fringe benefit tax, rates and land tax, customs duty and other taxes.

Community

Be welcomed in the communities in which we operate

As a member of many communities around the world, Foster's is committed to making a positive contribution to the social, ethical and environmental welfare of the communities in which it operates.

- Employees of ALH raised in excess of $120,000 for the St Vincent de Paul Society in Queensland to fund a range of initiatives.
- In conjunction with The Australian Brewers Association, CUB developed and funded Re-thinking Drinking, a responsible drinking education program now used in two-thirds of Australian secondary schools.
- Beringer Blass is a founding supporter of the Energy Efficiency and Best Practice Wineries of the Future project in South Australia.
- BBWE US donated to over 900 individual charitable organisations.

Health, Safety & Environment

Foster's is committed to minimising its environmental impact and preventing injuries to employees as part of creating an inspiring workplace. By introducing improved operational processes across CUB and Beringer Blass, water usage, greenhouse gas emissions and energy output levels have been reduced.

For some years, Foster's has been focussed on continuous improvements in the health, safety and environmental aspects of all its operations, with favourable trends in these areas. To maintain this record and improve on environmental risk management and workplace safety, a corporate Health, Safety and Environment policy was ratified in August 2001. The Policy's objective of zero harm or injury to employees, neighbours and environment as a result of business operations has been supported by a detailed HSE Manual. The Manual encompasses the Corporate Standards to be adopted throughout Foster's businesses and reflects best practices currently in place in Foster's business operations worldwide. All Foster's businesses are now engaged in implementing the expectations of the Manual and are accountable for their level of compliance.

During the year, Foster's expanded its membership of the Buy Recycled Business Alliance, the Greenhouse Challenge and the National Packaging Covenant to include all Foster's businesses within Australia under the one common approach to environmental improvement.

A sustainable energy management program was developed across CUB's five breweries in 1998 to deliver long-term improvements in energy efficiency and significant cost and environmental benefits. Critical actions were developed for the ten key areas of energy management and feasibility studies, team meetings and diagnostic assessments were conducted.

To ensure that appropriate accountabilities and responsibilities were implemented, energy management teams were created at site and national levels. These teams were responsible for the ongoing development, implementation and review of the energy management program. The program has been measured against a fixed baseline using historical data. Over a four year program, CUB has achieved over 17% reduction in services costs per unit of production for electricity, gas, water and imported carbon dioxide and equivalent reductions in emissions.

In the US, the Benoist Vineyard was developed with consultation from the Department of Fish and Game to protect the creeks, streams and wetlands running through the property. A biologist completed a study of the land to identify the natural ecosystem and protect a range of species. By isolating the vineyard blocks with fences, the land was left open to allow deer and other wildlife access to streams and freedom to pass through the property uninhibited.

WATER MANAGEMENT Water is a precious resource and one that must be used carefully. Recognising this, and the amount used by CUB alone, the business has been working to consistently reduce the amount of waste water generated, achieving excellent results.


4.56L
4.113L
4.32L
4.03L
Litres of Water Used/
Litres of Beer Produced
98/99
99/00
00/01
01/02

GREENHOUSE GAS EMISSIONS As part of the Federal Government's Greenhouse Challenge program, CUB is implementing an action plan to reduce greenhouse gas emissions. With more than 60 actions identified, considerable progress has been made.


21.4
20.4
19.6
19.4
210,753
198,934
190,806
185,617
Net Emissions (CO2 equiv)
Emission Index
(kg Co2/100L beer produced)
98/99
99/00
00/01
01/02

Community & Sponsorship

Foster's is proud to support the local communities in which it operates through employee volunteers, product donations and sponsorships of cultural, community services, and local sports clubs.

SOME OF THE CHARITIES FOSTER'S HAS SUPPORTED OVER THE LAST YEAR:

- OVCA AUSTRALIA
- MENTAL HEALTH RESEARCH INSTITUTE
- BREAST CANCER NETWORK AUSTRALIA
- MOTOR NEURONE DISEASE ASSOCIATION
- RYDER-CHESHIRE FOUNDATION
- MERCY HOSPITAL FOR WOMEN
- CHALLENGE
- BIONIC EAR INSTITUTE
- MARY OF THE CROSS CENTRE
- ST JOHN OF GOD SERVICES VICTORIA
- YARRA VALLEY GUIDE DOGS ASSOCIATION
- AMERICAN CANCER ASSOCIATION
- AMERICAN HEART ASSOCIATION
- MUSCULAR DYSTROPHY ASSOCIATION (US)
- CHILDREN UNITING NATIONS (US)
- GUARDSMEN (US)

Beringer Blass employees in the US, UK and Canada organised a fundraising campaign titled "Pennies from Heaven" for the American Red Cross's September 11 Appeal, raising over $US50,000. Nine litre bottles were placed at each vineyard and over a three week period employees contributed to the fund, which was then matched dollar for dollar by Beringer Blass. The money raised helped to cover expenses to send blood and a local chaplain, two psychologists and a counsellor to New York to help the victims and families of those who suffered.

ALH Queensland raised $120,000 throughout the year for St Vincent de Paul Society, which provides varying forms of material, social and personal assistance for disadvantaged people throughout the community. In Victoria, ALH supports Challenge, a network providing a full range of recreational and support services to improve the quality of life of children and their families living with cancer. Over $275,000 was raised through a Fundraising Ball, Trivia Night, Yachting Regatta and other fundraising programs developed by each ALH venue.

As part of Planet Ark's National Tree Day, Lensworth donated over 3,900 native grasses, trees, plants and shrubs to the Kawana Waters, Craigieburn, Wallarah Peninsula and Glenmore Park communities. Hundreds of local primary and secondary school children worked alongside representatives from Planet Ark, Council members and Lensworth staff in an effort to sustain the ecology of their local environments.

Sport is an integral part of Australian life, and each year Foster's, through its brand sponsorship, is a major contributor to high profile sporting events including AFL, Grand Prix, V8 Supercars, Victorian Horse Racing and One Day International Cricket. Foster's is also proud of its association with thousands of local sporting clubs contributing to the development of tomorrow's stars by helping aspiring athletes to achieve their goals.


Society
Live it up
St Vincent De Paul
One Hundred and Twenty Thousand Dollars
24 07 02

Michael McKeown, St Vincent de Paul State President with Peter Hogg, ALH Queensland Regional Operations Manager.

Senior Management



John O'Grady
Managing Director
Lensworth Group

In 20 years with the company, John O'Grady has successfully transformed his area of the Foster's business from an efficient asset disposal operation into one of Australia's leading residential community developers.

Peter Bobeff
Senior Vice President
Commercial Affairs

Following a long and distinguished career with Australian law firm Corrs Chambers Westgarth, Peter Bobeff joined Foster's in 1992. Mr Bobeff is responsible for Foster's secretarial, legal, internal audit, risk management and occupational health and safety.

Richard Scully
Managing Director
Foster's Brewing International

After a number of senior brewing industry roles in North America, the UK and Europe, Richard Scully moved to Foster's in Melbourne in 1995 to drive international operations globally, and in 2000 became responsible for all beer businesses outside Australia.

Ted Kunkel
President and Chief Executive Officer

Ted Kunkel's career has been exclusively in the beer and wine industries, culminating in his appointment as Foster's Group President and CEO in 1992. Mr Kunkel has overseen the group's evolution to become a global premium branded beverage company.

Trevor O'Hoy
Chief Financial Officer &
Senior Vice President Business Services

A number of key roles in finance, strategy, hotel management, business planning and change management preceded Trevor O'Hoy's appointment in 1997 as Chief Financial Officer. Mr O'Hoy has responsibility for Foster's taxation, finance, treasury, investor relations, information technology and strategy.

James King
Managing Director
Carlton & United Breweries

For 25 years James King has been involved in managing a wide range of branded consumer product businesses in Australia and Asia. As Managing Director CUB, Mr King has responsibility for the continued growth of Foster's diverse beer, spirits and leisure and hospitality interests throughout Australia.



Ben Lawrence
Senior Vice President
Human Resources

With 20 years Human Resources experience to his credit, Ben Lawrence was appointed the head of Foster's Human Resources globally in 2001. Mr Lawrence is responsible for developing Human Resources policy and strategy for Foster's worldwide.

Graeme Willersdorf
Senior Vice President
Corporate Affairs

A breadth of knowledge across diverse business areas provided the foundation for Graeme Willersdorf's corporate affairs responsibilities. Mr Willersdorf joined Foster's in 1984 and is responsible for all aspects of public affairs and corporate communications globally.

Walter Klenz
Managing Director
Beringer Blass Wine Estates

Walter Klenz joined Beringer Vineyards in 1976 and was Chairman and CEO when Foster's announced its 2000 acquisition. Mr Klenz took up his current position in 2001 and is responsible for managing Foster's global wine strategy.

4 2 1 5 3 6

The Board of Directors

1 **F.J. Swan** B.Sc., FAICD, FID (UK) (61) Securities held: 64,444[1]
Member of the Board since August 1996 and Chairman since October 1999
Mr Swan is a Director of the Commonwealth Bank of Australia Limited and National Foods Limited. He is also former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc.

2 **E.T. Kunkel** B.Sc. (59) Securities held: 500,639[1], 1,250,000[2]
Member of the Board, President and Chief Executive Officer since March 1992
Mr Kunkel is a Director of a number of subsidiaries of Foster's Group Limited and is the only Executive Director on the Board of the company. He is a Director of Billabong International Ltd.

3 **B. Healey** (68) Securities held: 39,960[1]
Member of the Board since December 1993
Mr Healey is Chairman of Centro Properties Limited and a Director of Orica Limited, Citipower Pty Ltd, CGNU Australia Holdings Ltd. and The Foster's Sports Foundation.

4 **G.W. McGregor** AO, B.Ec., FCPA, FAICD (63) Securities held: 17,128[1]
Member of the Board since April 1999
Mr McGregor is a Director of Santos Limited, Were Securities Limited, Community Foundation Network Limited and Nufarm Limited. He is the National Treasurer of the Australian Institute of Company Directors and a member of the Financial Reporting Council and was previously on the Foster's Group Board from 1992 – 1996.

5 **M.L. Cattermole** B.Sc. (54) Securities held: 105,576[1]
Member of the Board since October 1999
Mrs Cattermole is a Director and Founder of Aspect Computing Pty. Ltd. She is also a Director of Kaz Group Limited, Lansa Ltd., Techsouth Pty. Ltd. and The Melbourne Theatre Company. Mrs Cattermole also had a number of significant appointments to government, hospital and research boards and committees.

6 **D.A. Crawford** B.Com., LLB, FCA, FCPA (58) Securities held: 7,550[1]
Member of the Board since August 2001
Mr Crawford is a Director of BHP Billiton Limited, Lend Lease Corporation Limited, National Foods Limited and Westpac Banking Corporation. He is Deputy Chairman of the Australian Ballet, a Director of Scotch College, Treasurer of the Melbourne Cricket Club and a member of the University of Melbourne Council. Mr Crawford is also on the Advisory Board of Allens Arthur Robinson and is a former Partner and National Chairman of KPMG.

Footnotes
1. Fully paid ordinary shares. 2. Beneficially held options over 1,250,000 unissued ordinary shares.

Corporate governance

Board of Directors

The Board of Directors of Foster's Group Limited has responsibility for guiding and monitoring the business and affairs of the Group, including compliance with the Group's corporate governance policies and procedures, on behalf of shareholders. Responsibility for the operation and administration of the Group is delegated by the Board to the Chief Executive Officer, who is accountable to the Board.

The Constitution of the Company specifies that:

- The number of Directors may not be less than the number required by the Corporations Act 2001, which is currently three, nor more than 15 (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors shall be six.
- At each Annual General Meeting:
  - One third of Directors (other than the Chief Executive Officer and Directors who have been appointed to fill casual vacancies since the previous Annual General Meeting) are required to retire and may stand for re-election; and
  - Directors who have filled casual vacancies are required to be elected at the first Annual General Meeting following their appointment by the Board.

In addition, the Board has resolved that the position of Chairman of the Board and the Chief Executive Officer will be held by different persons.

The Board has established, and keeps under constant review, its own processes by which it undertakes its responsibilities and seeks to achieve best practice in matters of governance and accountability. These processes include:

- A compliance program whereby executives of the Group are required to bring certain matters to the attention of Directors on a quarterly basis or sooner where appropriate. The compliance program ensures that the Group complies with its legal and regulatory obligations. The program requires executives, line managers and employees to be aware of the laws that apply to their areas of responsibility and follow Group-wide reporting procedures. The program presently covers 17 regulatory areas. These are Accounting Standards, Anti-discrimination and Sexual Harassment, Corporations Act, Document Retention, Employee and Industrial Relations, Environment, Intellectual Property, Liquor and Gaming Law, Occupational Health and Safety, Privacy, Product Liability, Professional Indemnity and Directors' and Officers' Liability Insurance, Stock Exchange, Superannuation, Taxation, Trade Practices and Treasury. The Group takes its regulatory obligations seriously and continually looks for initiatives to improve its standard of compliance.
- A reportable issues system to identify and report all potentially serious issues, including breaches of the law, which may affect the Group's operations, brands or corporate reputation. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response.
- Reports by management, both oral and written, to Directors on a monthly basis, in addition to the compliance reporting program, covering the financial standing, operating results and business risks of the Group.
- The use of formal policies and charters on a wide range of issues that are material to the Group, including:
  - Treasury Activities;
  - Ethics;
  - Dealing in Company Securities;
  - Human Resources;
  - Acceptance of Directorships in Public Companies;
  - Political Donations;
  - Compliance Reporting Guide (whistleblower policy); and
  - Audit Committee Charter.
- A number of Board Committees, the functions of which are to assist the Board carry out its duties in specific areas.

In addition, the Company's Compliance Working Group, which consists of representatives of management, is responsible for implementing the Board policy for compliance.

In 2001, the Company adopted a new Constitution in preference to amending the former Memorandum and Articles of Association. This was to update the Constitution in accordance with changes to the Corporations Act and the Australian Stock Exchange Listing Rules and to reflect current good corporate practice.

Board Committees

All Directors of the Company receive copies of Committee papers and may attend meetings of Committees of which they are not members.

Audit Committee

The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its corporate governance and overseeing responsibilities relating to accounting and reporting practices.

The Committee meets at least four times each year.

In addition, the Chairman is required to call a meeting of the Audit Committee, when requested to do so by a Committee member, the Chief Executive Officer, the Chief Financial Officer or the Company's internal or external auditors. The Committee has unlimited access to both internal and external auditors, and to senior management of the Company.

The primary duties and responsibilities of the Audit Committee are to:

- Recommend to the Board which external auditors to appoint;
- Review the audit plan of the external auditors and reasons for subsequent variations from this plan;
- Review the audit plan and the organisation of the outsourced internal audit function;
- Ensure that no management restrictions are being placed upon either the internal or external auditors;
- Evaluate the adequacy and effectiveness of the Group's administrative, operating and accounting policies and controls through active communication with operating management, internal audit and the external auditors; and
- Review public financial and regulatory reports prior to their release.

In the current climate – where corporate governance standards, particularly in the USA, have been questioned – the Committee has focussed on the issue of the actual and perceived independence of our external auditors. The Audit Committee Charter clearly identifies those services that the external auditor may provide, those that may not be supplied and those that require specific Audit Committee approval. These services have been revised and changes implemented in line with contemporary best practice.

The Board has also agreed that they will not invite any past or present lead audit partner of the firm currently engaged as the Company's external auditor to fill a vacancy on the Board.

The lead audit partner will be required to rotate off the audit after their involvement for a maximum of five years and there will be a period of at least three years before that partner can again be involved in the Company's audit.

The internal audit function, if outsourced, will be provided by a firm other than the external audit firm.

These decisions reflect the current behaviours expected of the world's leading corporations and are consistent with the ethical values and integrity of the Company.

The Committee consists entirely of non-executive Directors. At least two of the members of the Committee have comprehensive financial experience.

The current members of the Committee are G W McGregor (Chairman), D A Crawford and B Healey.

Human Resources Committee

The Human Resources Committee was established in 1981 with the principal objective, as set out in its charter, to formally review and, where appropriate, recommend and approve salaries, bonuses, executive remuneration, executive succession planning and other Group issues, plans, policies and current philosophies related to the management of human resources.

The current members of the Committee are F J Swan (Chairman), M L Cattermole and B Healey.

Compliance Committee

The Compliance Committee was established in 1998. The Committee meets at least quarterly. The duties and responsibilities of the Committee are to:

- monitor adherence to the Group's Code of Ethics, discussed below;
- ensure that the Group's compliance processes are adequate and effective;
- ensure that appropriate compliance information is provided to the Board; and
- maintain open communication channels among the Committee, the Compliance Working Group, management and advisers so that they can effectively perform their respective duties and responsibilities.

The Committee consists of three non-executive Directors appointed by the Board. A member of the Company's senior management team, corporate compliance officers across the Group and others deemed appropriate by the Committee from time to time are invited to attend Compliance Committee meetings.

The current members of the Committee are B Healey (Chairman), M L Cattermole and G W McGregor.

Succession Committee

The Succession Committee was established in 1991 to manage Board succession, including recommendations for the selection, appointment and retirement of Directors.

The current members of the Committee are F J Swan (Chairman), B Healey and E T Kunkel.

Remuneration of Non-Executive Directors

The fees payable to non-executive Directors are determined by the Board within the aggregate amount approved by shareholders. Shareholder approval was last given at the Annual General Meeting held on 23 October 1995 for the maximum aggregate remuneration of $900,000 per year.

Since 1 January 2001, a component of the base fees payable to non-executive Directors, currently set at 20%, is used to purchase shares in the Company for such Directors after tax on-market in the month following the announcement of the Company's half-yearly or annual results. This accords with current international practice to further encourage directors of companies to hold more equity in those companies and more readily identify with the shareholders of those companies.

Directors have a retirement agreement that provides for one lump sum payment equal to one tenth of their total emoluments for the three years preceding retirement for every year of completed service as a director up to maximum of sixteen and two third years of service.

Details of the emoluments of non-executive and executive Directors are disclosed elsewhere in this Report.

Remuneration of Senior Executives

The remuneration levels of the Chief Executive Officer and other senior managers are recommended by the Human Resources Committee and approved by the Board, having regard to advice from independent consultants and after taking into consideration those levels that apply to similar positions in comparable companies, and the performance of the Chief Executive Officer and senior executives.

The policy for determining remuneration levels, and the relationship to company performance is referred to in the Directors' Report.

The Board of Foster's Group Limited believes that it is important for the senior executives to have ongoing share ownership in the Company. The existing Long Term Incentive Plan is a reflection of this view. In the normal course, the Directors would expect that over a period of about five years, senior executives should aim to acquire shares to the value of one times, and in the case of the Chief Executive Officer, 1.5 times prevailing remuneration.

Corporate governance

Risk Identification and Management

The Group is committed to the identification, monitoring and management of risks associated with its business activities and has established the implementation of practical and effective control systems. These include:

- a clearly defined organisation structure with approved authority limits;
- annual budgeting and monthly reporting systems for all business units, which enable progress against the strategy and annual plan to be monitored, trends to be evaluated and variances to be acted upon;
- procedures relating to capital expenditure, asset and liability management;
- protection of the Group's brands globally;
- policies to manage the financial risks, including hedging foreign exchange exposures;
- appropriate due diligence procedures for corporate acquisitions and disposals;
- a reportable issues system (crisis management);
- a compliance program, discussed above;
- a health, safety and environment policy, discussed further below;
- safety programs aimed at zero injury;
- directors' questionnaire to management;
- a comprehensive Group-wide insurance program.

Internal audit monitors the internal control framework Group-wide. The Audit Committee approves the annual internal audit plan, reviews reports and agreed actions, and ensures that planned audit activities are aligned to business risks.

The Group undertakes a continuous review of its corporate governance and assurance processes. As a consequence the Group elected not to have the same firm providing both internal and external services. This decision was consistent with the public stance taken globally by PricewaterhouseCoopers for all of their US SEC registered external audit clients. The outsourced internal audit role was put to tender and Ernst & Young were appointed as the Group's internal auditors effective 1 July 2002.

Code of Ethics

Policy

It is the Group's policy for Directors and officers to observe high standards of conduct and ethical behaviour in all of the Group's activities, including its dealings with employees, customers, consumers, suppliers, business partners, the general community and the environment in which it operates.

Senior executives are permitted to have one non-executive directorship of an external company, depending on the particular circumstances, but only on the recommendation by the Chief Executive Officer for approval of the Board.

Conflicts of Interest and Related Party Transactions

Apart from legal obligations, Directors and senior executives are required to disclose to the Board details of any contract involving any company in the Group in which they have a material interest. Further, it is the Group's policy to ensure Directors and officers should not be involved in situations or arrangements which could give rise to conflicts of interest, irrespective of whether they involve transactions with so-called related parties.

Where a matter is being considered by the Board in which a Director has a material personal interest, that Director may not vote on the matter.

Purchase and Sale of Company Securities and Disclosure of Director's Interest

It is the Group's policy that:

- Directors notify the Chairman of the Board before buying or selling securities in the Company, except where such purchases or sales are made within one month following the announcement of the Group's half-yearly or annual results or holding of the Annual General Meeting;
- where prior notification is not required pursuant to the foregoing, Directors still notify the Board of purchases and sales and the Company notifies the Australian Stock Exchange;
- approval is required from the Chief Executive Officer by senior managers who purchase or sell Company securities; and
- the Board recognises that it is the individual responsibility of each Director and other officers to ensure that they comply with the spirit and the letter of the insider trading laws. Notification to the Board in no way implies Board approval of any transaction.

Directors' Access to Independent Advice

Any Director who requires legal advice in relation to the performance of his or her duties as a Director of the Company must inform the Chairman of the issue that raises the concern that requires legal advice, and the advice is then to be obtained in consultation with the Chairman. The costs reasonably incurred are reimbursable by the Company. When the advice is to hand, it is to be made available to all Directors.

Corporate Social Responsibility

As part of its Mission, Foster's seeks to be welcomed in the communities in which it operates. To support this Mission, each year Foster's contributes in terms of sponsorship and product donations, supporting thousands of sporting, arts and charitable organisations around Australia and internationally.

As a Company that manufactures and markets alcoholic beverages and operates gaming venues, Foster's has additional social and ethical responsibilities. Responsible drinking and gaming policies are enforced throughout the Group, and Foster's also works closely with government and industry groups to ensure its policies meet community expectations.

Foster's promotes the consumption of alcohol as a legitimate and enjoyable social activity. The Group does not sanction or approve of any advertising or promotion which may encourage the rapid or excessive consumption of alcohol. Foster's led the Australian Associated Brewers' (AAB) initiative to develop and implement a responsible drinking educational program, 'Rethinking Drinking' aimed at Australian secondary school students. Through AAB, Foster's is also a major contributor to research into social and medical problems associated with alcohol abuse.

Foster's ALH business has taken a proactive leadership role within the gaming industry to ensure the responsible service of gaming. ALH has implemented codes of practice, which exceed current state codes and expectations, and policies to promote responsible gaming and positioning of ATMs in venues. Gaming is only promoted in balance with other offerings at venues, is always promoted responsibly and does not make unrealistic inducements or claims.

Health Safety and Environment

The Group's HSE Policy is built around the belief that the safety of our employees and the health of the environment is of paramount importance to us, and that we firmly believe that through continuous improvement all incidents and injuries at work are preventable. During 2001, a Health Safety and Environmental Management System (HSEMS) was developed that covers the operations of Foster's globally, and provides a continuous improvement platform to reach our objective of "Zero injury to our employees, zero harm to our environment, as a result of our operations." Compliance with local laws and regulations in each jurisdiction in which the Company operates is the foundation of the HSEMS.

Occupational Health and Safety

Creation of a safe workplace requires substantial shared commitment on the part of management and all employees. Based on the principle of risk identification and risk control, the HSEMS seeks to capture the best practices and experiences from across the Company and build them into Corporate Standards. The Company has set objectives for each business to reach defined levels of compliance to the HSEMS, and has developed an audit program to assess this level of compliance. In concert with measures of the degree of compliance to the HSEMS, injury statistics are reported to the Board quarterly as a gauge of the success or otherwise of the HSE strategy.

Environment

While regulatory compliance is the primary means through which the Company approaches its objective of zero harm to the environment, the Company is also involved in a range of proactive initiatives and cooperative programs that are consistent with its commitment to sustainable development and which seek to provide improved environmental outcomes in areas such as energy consumption and greenhouse gas emissions which are not currently regulated.

Since the Group is essentially a beverage producer and retailer, operating in a clean environment producing wholesome, safe products is a key element of its business culture. The Group's operations involve the use of large quantities of natural raw materials, consumption of energy and other processing materials, and release of wastes to sewer, natural waterways, land and air. The discharges are regulated through a range of licences or permits issued by the local jurisdictional authority.

Group policy is to ensure that all environmental laws and permit conditions are observed. The Group monitors its operations through a compliance system overseen by the Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, in the course of day-to-day operations matters of non-compliance are identified from time to time and are promptly corrected as part of routine management, as are requirements that may be notified by regulatory authorities.

Under the compliance system, the Compliance Committee and the Board of Directors are advised of matters involving non-compliance. Compliance reports detail non-compliances and the corrective actions which have been taken to rectify them.

Equal Employment Opportunity

Foster's is committed to providing fair and equitable treatment for all employees and an environment where employees can work without distress or interference caused by harassment.

Human resource decisions are made on the basis of merit; that is, the possession of skills, experience, qualifications, ability, attitude and characteristics relevant to the performance of work.

Foster's is committed to complying with relevant Anti-Discrimination, Equal Employment Opportunity and Affirmative Action legislation and maintaining a workplace free from harassment of a sexual, racial, national origin or other discriminatory nature. Any form of harassment is unacceptable to Foster's and is not tolerated in any circumstances. All acts of harassment are thoroughly investigated by Foster's.

Foster's promotes a work environment in which employees have the opportunity to develop their full potential.

Directors' report

The Directors present their report on the consolidated entity (the "Group") consisting of Foster's Group Limited (the "Company") and the entities it controlled at the end of, or during, the year ended 30 June 2002.

1. Principal Activities

The principal activities of the Group during the course of the year were the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties.

2. Financial Results

The consolidated net profit of the Group, after deducting income tax expense and outside equity interest, increased 20.6% to $560.9 million, compared with a profit of $465.2 million for the previous year. The previous year result included net significant item expenditure after tax of $25.5 million. There are no significant items in the current year.

Net interest expense increased by $10.3 million to $182.4 million, mainly attributable to higher average debt levels throughout the year. Income tax expense increased by $47.2 million to $242.1 million, mainly attributable to the increase in the Group's profitability.

3. Review of Operations

Earnings before interest, tax and amortisation (EBITA) increased 18.9% to $1,038.6 million, compared with $873.5 million in 2000/01. Amortisation expense was $47.7 million compared with $37.2 million in the previous year. Earnings before interest and tax (EBIT) increased 18.5% to $990.9 million, compared with $836.3 million in the previous year.

The Australian Beer business contributed EBITA of $430.5 million, an increase of 4.8%, compared with $410.8 million in the previous year. The Spirits business reported a 1.9% increase in EBITA to $15.7 million, compared with $15.4 million in the previous year.

Leisure and Hospitality EBITA increased 8.0% to $114.4 million, compared with $105.9 million in the previous year.

The Wine division reported a 30.1% increase in EBITA to $486.6 million, compared with $374.1 million in 2000/01. The Trade business contributed EBITA of $401.0 million, an increase of 36.0%, compared with $294.8 million in the previous year. The current year's results include a full year's contribution from Beringer Wine Estates compared with the previous year which included only the nine months result since the acquisition in October 2000.

Wine Clubs EBITA decreased 7.6% to $54.9 million, compared with $59.4 million in the previous year. Wine Services EBITA increased 54.3% to $30.7 million, compared with $19.9 million in the previous year.

Foster's Brewing International division reported an increase in EBITA of 23.6% to $31.4 million, compared with $25.4 million in the previous year.

Lensworth EBITA increased by 9.5% to $27.7 million, compared with $25.3 million in 2000/01.

Corporate division costs before tax were $67.7 million, compared with $83.4 million in 2000/01. The previous year included significant expenditure items of $30.3 million before tax, primarily relating to the 2000 Sydney Olympics.

Further discussion of the results is contained within the Financial Commentary section of the full financial report.

4. State of Affairs

There were no significant changes in the state of affairs of the Group that occurred during the financial year ended 30 June 2002.

5. Shareholding

On 27 June 2001, the Directors announced a Share Purchase Plan to registered shareholders in Australia and New Zealand to acquire up to 571 ordinary shares each ($3,000 worth) in the Company at the June 2001 institutional placement price of $5.25 per share. When the offer closed on 31 July 2001, nearly 40,000 shareholders had accepted the offer, resulting in the issue of 18.1 million ordinary shares. This issue raised additional share capital of $95.3 million.

Under the terms of the Employee Share and Option Plan, a total of 7.5 million fully paid ordinary shares were issued to 3,860 Group employees. The shares were allotted at a price of $4.36, which was the weighted average price of the Company's shares traded on the Australian Stock Exchange (ASX) between 6 December and 10 December 2001 (inclusive), less fifty cents per share, in accordance with the Employee Share Plan rules.

Under the terms of the International Employee Share and Option Plan, a total of 94,000 fully paid ordinary shares were issued during the year. These shares are also issued at a fifty cents per share discount to the applicable weighted average market price at the time of issue to eligible employees.

Under the terms of the Long Term Incentive Plan ("LTIP"), a total of 1.3 million ordinary shares were acquired by eligible employees in September 2001. The Plan is further outlined in the "Directors and Executives Emoluments" section of this report.

In June 2002, the Directors announced an amendment to the rules of the dividend reinvestment plan ("DRP") to remove the 5% discount to the acquisition price, being the weighted average market price for fully paid ordinary shares in the Company in the five trading days up to the record date of the dividend. The change takes effect from 5 September 2002 and would first apply to the 2002 final dividend payment. The removal of the discount brings the Company into line with current market practice. The change will also assist with the Company's capital management while enabling shareholders to continue to acquire shares without brokerage commission or other transaction costs.

The rules of the DRP have also been amended to alter the notice period Directors are required to give to shareholders, from three months to one month, for changes to the rules of the DRP.

In November 2001, the Company advised of its intention to buy back on-market up to a maximum of 50 million shares, or 2.5% of outstanding issued capital, over a 12-month period. This buy-back is part of the ongoing capital management policy of the Company. No shares were bought back during the year.

Subsequent to the November announcement, in July 2002 the Company undertook an on-market buy-back of 9.0 million ordinary shares at a total cost of $41 million. The on-market buy-back was concluded on 30 July 2002. The price of the shares bought-back ranged between $4.50 to $4.60 per share. It is the intention of the Company to continue to buy-back shares equivalent to the amount of new shares issued under the Company's employee share plans each year, subject to satisfactory conditions prevailing.

6. Dividends

The 2000/2001 final dividend of $171.0 million (8.5 cents per ordinary share) was paid on 28 September 2001. DRP participation resulted in 17.1 million ordinary shares being issued at $4.87 per share, increasing share capital by $83.4 million.

The 2001/2002 interim dividend of $152.8 million (7.5 cents per ordinary share) was paid on 22 March 2002. DRP participation resulted in 18.6 million ordinary shares being issued at $4.42 per share, increasing share capital by $82.0 million.

Given the growth in earnings and outlook for the Company, the Directors have decided to increase the final dividend for the year to 9.5 cents per share compared with the final dividend of 8.5 cents per share for 2000/01. The total dividend for the year, which will be fully franked, will amount to 17.0 cents, an increase of 9.7% over the dividend for the prior year.

Summary of dividends are as follows:

	2002 $m	2001 $m
Interim dividend of 7.5 cents per ordinary share paid 22 March 2002 (2001 7.0 cents per ordinary share paid 23 March 2001)	152.8	133.7
Final dividend of 9.5 cents per ordinary share proposed by Directors to be paid 1 October 2002 (2001 8.5 cents per ordinary share paid 28 September 2001)	194.5	171.0
Prior period under-provision of final dividend	0.2	13.9
Total dividends	347.5	318.6

The 2002 final dividend will be fully franked at a tax rate of 30%. The 2002 interim dividend and the previous year's final dividend were fully franked at 30%. The 2001 interim dividend was franked at 34%.

7. Events Subsequent to Reporting Date

As part of the Company's capital management policy, during July 2002 the Company bought-back 9.0 million ordinary shares in an on-market buy-back at a total cost of $41 million.

The Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, results of those operations or the state of affairs of the Group in subsequent financial years, except as referred to in this Directors' Report and/or elsewhere in this annual report to shareholders.

8. Future Developments

Likely developments in the operations of the Company in subsequent financial years and the expected results of these operations are generally covered elsewhere in this annual report to shareholders. While the Company continues to meet its obligations in respect of continuous disclosure, further information on likely developments has not been included in this report because, in the opinion of the Directors, such disclosure would prejudice the interests of the Company.

9. Environmental Regulation

Management of environmental issues is a core component of operational management within the Group's businesses.

Since the Group is essentially a beverage producer and retailer, operating in a clean environment producing wholesome, safe products is a key element of its business culture. The Group's operations involve the use of large quantities of natural raw materials, consumption of energy and other processing materials, and releases waste to sewers, natural waterways, land and air. The discharges are regulated through a range of licences or permits.

Group policy is to ensure that all environmental laws and permit conditions are observed. The Group monitors its operations through a compliance system overseen by the Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, as are requirements that may be notified by regulatory authorities.

Under the compliance system, the Committee and the Board of Directors are advised of matters involving non-compliance. Reports detail non-compliances and the corrective actions which have been taken to rectify them. During the year under review, the Company has not been involved in any prosecution over environmental breaches.

Greenhouse emissions and associated concerns about climate change are issues for some of the Company's operations. Carlton and United Breweries continues to participate in the Greenhouse Challenge program and, along with Beringer Blass, is a participant in Energy Efficiency Best Practice program facilitated by the Department of Industry, Science and Resources.

The management of waste packaging materials is also an integral part of the Group's operations and is implemented under the principle of product stewardship. Group companies are working through Foster's first Action Plan under the National Packaging Covenant and will be reporting to the Covenant Council in August 2002.

10. The Directors

The members of the Board of Directors as at the date of this Report are set out in the section headed "The Board of Directors" of the Concise Annual Report to Shareholders on page 31.

Directors' report

11. Directors' Meetings

The number of Directors' meetings and meetings of committees of Directors held in the period each Director held office during the financial year and the number of meetings attended by each Director are:

Director	Board		Committees: Audit		Human Resources		Compliance		Other*	
	A	B	A	B	A	B	A	B	A	B
ML Cattermole	12	12			5	5	3	3	1	1
DA Crawford	10	10	3	3					1	1
B Healey	12	12	5	5	5	5	3	3	1	1
ET Kunkel	12	12							3	3
GW McGregor	12	12	5	5			3	3		
FJ Swan	12	12			5	5			3	2

Column A indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

In a number of instances, Directors attended meetings of the Audit Committee and Human Resources Committee by invitation. These attendances are not recorded in the above table. The President and Chief Executive Officer, Mr Kunkel, attended all meetings of the Audit Committee and the Human Resources Committee by invitation except when matters affecting him were discussed.

*Other meetings of Committees of Directors (including the Board Succession Committee) are convened as required to discuss specific issues or projects.

12. Directors' and Executives' Emoluments

Remuneration Policy

Remuneration policy in respect of non-executive Directors and senior executives is referred to in the Corporate Governance section of the annual report.

The Human Resources Committee, consisting of three non-executive Directors, makes recommendations to the Board on salaries and incentive programs and more generally on Group issues, plans and policies relating to the management of human resources.

The fees payable to non-executive Directors are determined by the Board within the aggregate amount approved by shareholders. Board fees are not paid to executive Directors since the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.

Relationship between remuneration policy and Company performance

The focus of the Board is on the long-term strategic direction and overall performance of the Company. As a consequence, non-executive Director remuneration is not directly related to the short-term results of the Company. In setting the fees for non-executive Directors, the company's long-term performance relative to other large comparative companies is used as a benchmark.

The non-executive Directors have agreed to apply 20% of their base fee cash remuneration to purchase shares in the company. This aligns the shareholdings of non-executive Directors more closely with the long-term performance of the Company.

The Company's remuneration policy is to ensure that remuneration packages properly reflect the duties and responsibilities of the senior executives and are suitable to attract and retain the best available executive talent. Remuneration packages are structured in such a way that a significant part of the individual's reward depends upon the achievement of business objectives and the profitability of the Company. All senior executives have performance objectives which include the achievement of operating result targets.

The composition of senior executive remuneration is made up as follows:

Base, or Fixed Remuneration – determined by the scope of the role, level of knowledge, skill and experience required of the individual, together with individual performance.

Short Term Incentive Plan ("STIP") – typically comprises a target payout of fixed remuneration, based on the achievement of key performance and operating result objectives.

Long Term Incentive Plan ("LTIP") – reward for the achievement of long-term shareholder return is provided via the Long Term Incentive Plan, approved by shareholders in 1998. Under the Plan, participants may be entitled to ordinary shares in the Company if certain performance standards are met. The performance standard is measured by total shareholder return compared with a peer group of companies.

Emolument details

Details of the nature and amount of each element of the emoluments of each Director of Foster's Group Limited and each of the five officers of the Company and the consolidated entity receiving the highest emoluments are set out in the following tables:

Non-Executive Directors of Foster's Group Limited

Name	Base Fee [1]	Committee Fees	Superannuation [2]	Total
	$	$	$	$
FJ Swan	225,000	–	110,501	335,501
ML Cattermole	75,000	8,000	31,590	114,590
DA Crawford[3]	62,772	5,625	5,715	74,112
B Healey	75,000	20,000	37,029	132,029
GW McGregor	75,000	20,000	37,419	132,419

[1] Includes amount for shares purchased in Foster's Group Limited through the minimum application of 20% of Directors' base fees.

[2] The imputed value for superannuation contributions is based on the terms and conditions as set out in the relevant superannuation trust deed and Directors' retirement benefits agreement. The amount does not form part of the maximum Directors' fees as approved by shareholders, but represents the funding of future retirement benefits approved by shareholders at the Annual General Meeting held on 14 November 1988.

[3] DA Crawford was appointed to the Board on 30 August 2001.

Executives of Foster's Group Limited and the consolidated entity

Name	Base Salary and Benefits [1]	STIP	LTIP [2]	Total
	$	$	$	$
Executive Director & CEO				
ET Kunkel	1,508,001	750,000	490,000	2,748,001
Other Executives				
WT Klenz [3]	1,005,551	543,000	430,500	1,979,051
PA Bobeff [3]	783,111	310,000	336,000	1,429,111
JS King [3]	742,962	365,000	301,000	1,408,962
JW Watkins[4]	805,663	358,965	231,000	1,395,628
PF Scott [4]	787,167	384,420	217,000	1,338,587
TL O'Hoy [3]	729,475	365,000	259,000	1,353,475
RW Scully [3]	601,132	347,000	248,500	1,196,632

[1] Benefits include, where applicable, superannuation, motor vehicle lease payments and running costs, allowances and FBT.
[2] Represents the estimated value of Long Term Incentive Plan ('LTIP') benefits attributed to the above executives for the current financial year.
[3] Executive of Foster's Group Limited.
[4] Executive of the consolidated entity only and director of a Group company.

The executives disclosed exclude any executives who would have been included because of a termination payment received. Such payments total $2,646,000 (2000 $1,869,000).

Directors' report

Long Term Incentive Plan ("LTIP")

By a resolution on 26 October 1998, the members of Foster's Group Limited authorised the Directors to establish the LTIP. Under this plan, the Board may make offers to certain employees to participate in the LTIP. Should certain performance standards be met, then plan participants will be entitled to shares to be issued by the Company (initially held in trust for participants).

The performance standard is the Company's relative performance compared with a peer group of companies.

If the Company's relative performance is below the median of the peer group, no shares shall be issued. If the Company's relative performance is at the median or above, the participants will be entitled to between 50% and 100% of a set percentage of their total remuneration package ("TR") at the date of the offer to participant. The set percentage of their TR is dependent on the category of their employment as follows:

	Entitlement at minimum performance standard (% of TR)	Entitlement at maximum performance standard (% of TR)
Senior Executive	60	120
Executive	40	80
Senior Management	20	40
Management	15	30

It is difficult to assess the economic benefits of the Long Term Incentive Plan ("LTIP") because the benefit only accrues to the executive if the performance criteria are satisfied and to the extent they are satisfied.

In determining the benefit arising for executives participating in the LTIP, the Directors have taken actuarial advice and a weighted average of share entitlements has been calculated assuming a uniform distribution for Foster's ultimate ranking.

In September 2001, in accordance with the LTIP criteria, a total of 1,317,960 ordinary shares in the Company were acquired by eligible employees at $0.00 per share.

Options

Details of the ordinary shares of the Company under options at the date of this report are:

Issue Date	Exercise Price $ per share	Hurdle Price $ per share	Expiry Date[1]	No. of Options	No. of Shares
1996	2.12	3.08	Nov 2005	50,000	50,000
1996	2.12	3.40	Nov 2005	1,200,000	1,200,000
1997	2.36	3.08	Nov 2005	160,000	160,000
1997	2.36	3.40	Nov 2005	160,000	160,000
1998	2.48	3.40	Nov 2005	420,000	420,000
1998	2.73	3.08	Nov 2005	250,000	250,000
1998	2.73	3.40	Nov 2005	150,000	150,000
				2,390,000	2,390,000

[1] At the 1999 Annual General Meeting, a special resolution was ratified by shareholders to amend the exercise terms of certain options issued as part of the Employee Share Plan ("Plan"). This resolution extended the existing exercise period of the options until 5 November 2005.

These options can only be exercised if the last sale price of the Company's shares on the ASX reaches or exceeds the hurdle price on any five consecutive business days during the year preceding the time of exercise.

With the current use of the Long Term Incentive Plan, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been issued by the Company since 1998 and none of the outstanding options were exercised during the year.

13. Indemnification of Officers

The Company has entered into insurance contracts which indemnify Directors and officers of the Company and its controlled entities against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the nature of the liabilities insured against and the amount of premiums paid are confidential.

No person has been indemnified and no company in the Group has made an agreement for indemnifying any person who is or has been an officer of any company in the Group, except as to costs, including legal fees, for certain former Directors.

14. Rounding

The Company is a company of the kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated 27 August 2002

Frank J. Swan
Chairman

E.T. (Ted) Kunkel
President and
Chief Executive Officer

Statement of Financial Performance

For the year ended 30 June	Note	Consolidated 2002	2001
		$m	$m
Net sales revenue	2	4,572.0	4,079.8
Cost of sales		(2,299.0)	(1,937.7)
Gross profit		2,273.0	2,142.1
Other operating revenue	2	451.9	332.8
Selling expenses		(562.5)	(508.3)
Marketing expenses		(300.8)	(265.2)
Distribution expenses		(100.2)	(97.4)
Administration expenses		(764.5)	(729.9)
Other expenses		(13.2)	(81.9)
Share of net profits of associates and joint ventures accounted for using the equity method		7.2	44.1
Earnings before interest and income tax		990.9	836.3
Interest revenue	2	140.1	92.7
Borrowing expenses		(322.5)	(264.8)
Net interest expense		(182.4)	(172.1)
Profit from ordinary activities before income tax		808.5	664.2
Income tax expense		(242.1)	(194.9)
Net profit		566.4	469.3
Net profit attributable to outside equity interest		(5.5)	(4.1)
Net profit attributable to members of Foster's Group Limited		560.9	465.2
Exchange differences on translation of financial report of foreign controlled entities, net of hedging		(81.5)	35.9
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		(81.5)	35.9
Total changes in equity other than those resulting from transactions with owners as owners		479.4	501.1
Earnings per share (cents)	5		
Basic		27.4	24.7
Diluted		26.8	24.2

The above Statement of Financial Performance should be read in conjunction with the accompanying notes and discussion and analysis.

Statement of Financial Position

At 30 June	Consolidated	
	2002	2001
	$m	$m
Current assets		
Cash assets	277.4	542.7
Receivables	1,186.7	941.6
Inventories	1,114.7	1,077.7
Other current assets	62.4	43.1
Total current assets	2,641.2	2,605.1
Non-current assets		
Receivables	93.0	73.8
Inventories	564.0	487.0
Investments accounted for using the equity method	73.0	77.7
Other financial assets	2.4	4.7
Property, plant and equipment	2,908.8	2,984.0
Agricultural assets	357.7	366.7
Intangible assets	2,583.5	2,669.4
Deferred tax assets	226.0	309.3
Other non-current assets	61.4	46.1
Total non-current assets	6,869.8	7,018.7
Total assets	9,511.0	9,623.8
Current liabilities		
Payables	1,054.0	1,084.7
Interest bearing liabilities	237.1	365.3
Current tax liabilities	121.8	77.8
Provisions	284.0	272.4
Total current liabilities	1,696.9	1,800.2
Non-current liabilities		
Payables	111.7	24.7
Interest bearing liabilities	3,148.3	3,715.6
Deferred tax liabilities	283.7	215.4
Provisions	58.5	88.9
Total non-current liabilities	3,602.2	4,044.6
Total liabilities	5,299.1	5,844.8
Net assets	4,211.9	3,779.0
Equity		
Shareholders' interest		
Contributed equity	3,445.5	3,151.1
Reserves	12.1	94.4
Retained profits	704.8	493.9
Total parent entity interest	4,162.4	3,739.4
Outside equity interests in controlled entities	49.5	39.6
Total equity	4,211.9	3,779.0

The above Statement of Financial Position should be read in conjunction with the accompanying notes and discussion and analysis.

Statement of Cash Flows

For the year ended 30 June	Consolidated 2002 $m	Consolidated 2001 $m
	Inflows/(Outflows)	
Cash flows from operating activities		
Receipts from customers	6,617.1	6,156.8
Payments to suppliers, governments and employees	(5,721.5)	(5,388.3)
Dividends received	–	0.2
Interest received	133.4	90.1
Borrowing costs	(293.4)	(269.6)
Income taxes paid	(101.2)	(306.0)
Net cash flows from operating activities	634.4	283.2
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	(101.8)	(2,315.9)
Payments to acquire outside equity interest in controlled entities	(0.3)	(4.9)
Payments for property, plant, equipment and agricultural assets	(285.0)	(322.9)
Payments for acquisition of investments and other assets	(27.7)	(2.3)
Net proceeds from repayment of loans	0.6	10.4
Proceeds from sale of property, plant and equipment	81.0	33.4
Proceeds from sale of investments and other assets	5.4	3.1
Net cash flows from investing activities	(327.8)	(2,599.1)
Cash flows from financing activities		
Payments for shares bought back	–	(12.6)
Proceeds from issue of shares	96.0	1,031.7
Proceeds from borrowings	660.0	3,726.8
Repayment of borrowings	(1,163.6)	(2,294.5)
Proceeds from exercise of options and capital called up	–	15.1
Distributions to outside equity interest	(3.3)	(0.4)
Dividends paid	(154.9)	(131.7)
Net cash flows from financing activities	(565.8)	2,334.4
Total cash flows from activities	(259.2)	18.5
Cash at the beginning of the year	534.5	504.8
Effects of exchange rate changes on foreign currency cash flows and cash balances	(3.9)	11.2
Cash at the end of the year	271.4	534.5

The above Statement of Cash Flows should be read in conjunction with the accompanying notes and discussion and analysis.

Discussion and analysis

Discussion and Analysis of Consolidated Statement of Financial Performance

The net profit attributable to members of Fosters' Group Limited for the year was $560.9 million, representing an increase of 20.6% from the previous year's result of $465.2 million.

The previous year included net significant items of $30.3 million before tax. There were no significant items in the current year (refer to note 3).

Net sales revenue for the year is $4,572.0 million, compared with $4,079.8 million for the previous year.

Net interest expense has increased from $172.1 million to $182.4 million, mainly attributable to the higher average debt levels throughout the year.

Basic earnings per share was 27.4 cents (2001 24.7 cents) (refer to note 5).

Refer to the segment note (note 4) for profit from ordinary activities before income tax by industry segments.

Discussion and Analysis of Consolidated Statement of Financial Position

Consolidated net assets increased by $432.9 million to $4,211.9 million during the year. Total assets decreased by $112.8 million to $9,511.0 million.

The increase in net assets is attributable to:

- an increase in current and non-current receivables of $264.3 million
- an increase in current and non-current inventory of $114.0 million
- an increase in current and non-current other assets of $34.6 million
- a decrease in interest bearing liabilities of $695.5 million
- a decrease in current and non-current provisions of $18.8 million.

Offset by:

- a decrease in cash of $265.3 million
- a decrease in investments and other financial assets of $7.0 million
- a decrease in deferred tax assets of $83.3 million
- a decrease in property, plant and equipment of $75.2 million
- a decrease in agricultural assets of $9.0 million
- a decrease in intangibles of $85.9 million
- an increase in current and non-current accounts payable of $56.3 million
- an increase in current and deferred tax liabilities of $112.3 million.

The movement in contributed equity (share capital) is mainly due to share issues that occurred throughout the year.

Return on net equity attributable to members of Foster's Group Limited after significant items was 13.5%, compared with 12.4% for the previous year.

Discussion and Analysis of Consolidated Statement of Cash Flows

Net cash inflows from operating activities was $634.4 million, an increase of $351.2 million over the previous year.

Payments to acquire controlled entities (net of cash balances acquired) was $101.8 million. The prior year expenditure of $2,315.9 million included the purchase consideration for Beringer Wine Estates.

Notes to financial statements

Note 1 Accounting policies

GENERAL

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The concise financial report has been prepared on the basis of historical cost, except for grape vines, which are recognised at net market value.

The accounting policies adopted are consistent with those of the previous year. A full description of the accounting policies adopted may be found in the Group's full financial report.

	2002 $m	2001 $m
Note 2 Operating revenue		
Net sales revenue	4,572.0	4,079.8
Other operating revenue	451.9	332.8
	5,023.9	4,412.6
Interest revenue	140.1	92.7
	5,164.0	4,505.3
Note 3 Significant items		
Individually significant items included in profit from ordinary activities before income tax		
Share of profit from the sale of Molson brands from the USA partnership and subsequent restructure of the partnership, now called the Foster's USA, LLC (tax expense applicable $2.5 million)	–	36.7
Wine Planet write-down	–	(39.5)
2000 Sydney Olympics expenditure (tax benefit applicable $7.3 million)	–	(27.5)
Total significant items	–	(30.3)

Note 4 Segment results

	Total assets		Total liabilities		Acquisition of property, plant & equipment, agricultural assets & intangibles		Depreciation and amortisation expense		Non-cash expenses other than depreciation and amortisation	
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Industry segments										
Australian Beer	1,758.2	1,730.9	225.1	240.2	87.9	96.5	70.8	52.4	13.9	21.7
International										
Beer	238.7	254.0	45.5	42.6	11.9	5.9	8.7	8.7	2.1	–
Spirits	141.2	129.0	12.7	6.9	2.3	1.1	2.5	2.4	–	0.8
Leisure and hospitality	734.4	798.8	61.8	59.9	43.2	75.3	33.5	28.4	9.0	7.6
Wine	5,150.8	5,141.3	313.5	277.2	229.9	2,560.7	104.8	80.0	37.4	48.3
Property	210.7	180.6	126.3	102.4	0.7	0.7	0.6	0.6		
Corporate	773.6	537.2	723.3	741.5	2.1	5.1	3.6	2.3	1.1	14.3
	9,007.6	8,771.8	1,508.2	1,470.7	378.0	2,745.3	224.5	174.8	63.5	92.7
Unallocated										
Cash/Interest bearing liabilities	277.4	542.7	3,385.4	4,080.9						
Deferred tax assets/tax provisions	226.0	309.3	405.5	293.2						
	9,511.0	9,623.8	5,299.1	5,844.8						

Note 4 Segment results (continued)

	Total operating revenue		Inter segment sales		Net external operating revenue		Operating profit before income tax and significant items		Significant items		Profit from ordinary activities before income tax	
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Industry segments												
Australian Beer	1,582.8	1,578.3	(97.5)	(110.6)	1,485.3	1,467.7	428.0	408.3	–	(8.5)	428.0	399.8
International Beer	227.2	199.0			227.2	199.0	31.4	25.4	–	36.7	31.4	62.1
Spirits	114.8	96.8			114.8	96.8	14.4	14.1			14.4	14.1
Leisure and hospitality	935.3	883.0			935.3	883.0	113.0	104.8			113.0	104.8
Wine	2,080.4	1,607.3	(2.4)	(2.8)	2,078.0	1,604.5	444.3	342.1	–	(39.5)	444.3	302.6
Property	173.8	161.6			173.8	161.6	27.5	25.0			27.5	25.0
Corporate	9.5	–			9.5	–	(67.7)	(53.1)	–	(19.0)	(67.7)	(72.1)
	5,123.8	4,526.0	(99.9)	(113.4)	5,023.9	4,412.6	990.9	866.6	–	(30.3)	990.9	836.3
Unallocated												
Interest revenue					140.1	92.7						
Net interest expense											(182.4)	(172.1)
					5,164.0	4,505.3					808.5	664.2

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties. The interest revenue and net interest expense has not been allocated across segments, as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis. The Group has certain investments in associates which are equity accounted, but are not material. The New Zealand Spirits business has been transferred from the Spirits segment to the International Beer segment and comparatives have been restated.

The International beer segment includes an investment in Foster's USA, LLC of $71.1 million (2001 $75.7 million), an equity accounted joint venture partnership. The Group's share of the operating profit before tax from Foster's USA, LLC was $7.2 million (2001 $44.1 million).

	Total assets		Acquisition of property, plant & equipment, agricultural assets & intangibles		Net external operating revenue	
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Geographical segment						
Australia	4,524.7	4,493.0	210.6	236.3	3,118.1	2,925.1
Asia and Pacific	233.1	214.4	19.7	22.5	252.9	239.1
Europe	488.0	328.9	11.4	71.0	299.5	256.5
Americas	3,761.8	3,735.5	136.3	2,415.5	1,353.4	991.9
	9,007.6	8,771.8	378.0	2,745.3	5,023.9	4,412.6
Unallocated						
Cash	277.4	542.7				
Deferred tax assets	226.0	309.3				
Interest revenue					140.1	92.7
	9,511.0	9,623.8			5,164.0	4,505.3

	Consolidated 2002	2001
Note 5 Earnings per share		
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	27.4	24.7
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	2,034,795	1,878,657
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	26.8	24.2
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	2,176,432	1,988,530

Comparatives have been restated to reflect the impact of bonus elements of shares.

	$m	$m
Earnings reconciliation		
Net profit	566.4	469.3
Net profit attributable to outside equity interest	(5.5)	(4.1)
Deemed dividends on US$400m exchangeable bonds	(3.3)	(2.5)
Earnings used to calculate basic earnings per share	557.6	462.7
Interest savings on exchangeable bonds	26.4	18.9
Earnings used to calculate diluted earnings per share	584.0	481.6
Note 6 Dividends		
Interim dividend of 7.5 cents per ordinary share paid 22 March 2002 (2001 7.0 cents per ordinary share paid 23 March 2001)	152.8	133.7
Final dividend of 9.5 cents per ordinary share proposed by directors to be paid 1 October 2002 (2001 8.5 cents per ordinary share paid 28 September 2001)	194.5	171.0
Prior period under-provision of final dividend	0.2	13.9
	347.5	318.6

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2002.

The Government introduced legislation into Parliament on 28 June 2001 which will require companies to convert their existing Class C franking account balances from a 34% underlying tax rate to 30% on 1 July 2001 (including those franking credits relating to dividends).

The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

Independent audit report

To the members of Foster's Group Limited

Audit opinion

In our opinion, the concise financial report of Foster's Group Limited for the year ended 30 June 2002, as set out on pages 41 to 47, complies with Australian Accounting Standard AASB 1039: Concise Financial Reports.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The concise financial report – responsibility and content

The preparation and content of the concise financial report for the year ended 30 June 2002 is the responsibility of the directors of Foster's Group Limited (the Company).

The auditor's role and work

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the concise financial report is free of material misstatement.

We have also performed an independent audit of the full financial report of the Company for the financial year ended 30 June 2002. Our audit report on the full financial report was signed on 27 August 2002 and was not subject to any qualification. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit of the concise financial report, we carried out a number of procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

The procedures included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report.
- selecting and examining evidence, on a test basis, as required by auditing standards, to support amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report. We did not examine every item of available evidence.
- reviewing the overall presentation of information in the concise financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Company and its controlled entities and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Company and its controlled entities. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants

Con Grapsas
Partner
Melbourne
27 August 2002

Details of shareholders, shareholdings and top 20 shareholders

Details of Shareholders and Shareholdings

Holding of Securities

Listed Securities 27 August 2002	No of Holders	No of Securities	% held by top 20%
Fully Paid Ordinary Shares	195,269	2,047,402,532	65.58

Unlisted Securities 27 August 2002	Issue Number	No of Holders	No of Shares
Ordinary shares issued under the 1987 Foster's Employee Share plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	4	209,400
Issue price of $7.38 per share	51	2	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	1,050
Issue price of $4.42 per share	64	1	1,710
Issue price of $4.32 per share	65	1	1,800
			998,310

FBG Incentive Pty Ltd holds 209,430 of the above shares as trustee for 246 participants in the 1987 Foster's Employee Share Plan.

Options – 27 August 2002
Options issued under the 1987 Foster's Employee Share Plan

Employee Options Exercisable At:	No of Shares if options Exercisable
$2.12 per share	1,250,000
$2.36 per share	320,000
$2.48 per share	420,000
$2.73 per share	400,000
	2,390,000

The above options are held by FBG Incentive Pty Ltd as trustee for 4 participants in the 1987 Foster's Employee Share Plan.

Distribution of Holdings – 27 August 2002

Size of Holding	Number
1 – 1000	64,406
1001 – 5000	102,636
5001 – 10,000	18,262
10,001 – 100,000	9,654
100,001 and over	311
Total	195,269

Of these 5,741 ordinary shareholders held less than a marketable parcel of $500 worth of shares (103 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 27th August 2002 was used to determine the number of shares in a marketable parcel.

Twenty Largest Shareholders – 27 August 2002

Shareholder	No. of Fully Paid Ordinary Shares	% of Fully Paid Ordinary Shares
J P Morgan Nominees Australia Limited	404,928,004	19.78
Westpac Custodian Nominees Limited	335,399,825	16.38
National Nominees Limited	259,360,365	12.67
Citicorp Nominees Pty Limited	57,309,484	2.80
ANZ Nominees Limited	52,910,042	2.58
Commonwealth Custodial Services Limited	44,662,475	2.18
RBC Global Services Australia Nominees Pty Limited	37,572,751	1.84
Queensland Investment Corporation	30,153,289	1.47
AMP Life Limited	29,168,454	1.42
HSBC Custody Nominees (Aust) Ltd	18,457,801	0.90
MLC Limited	17,177,715	0.84
Cogent Nominees Pty Limited	13,829,625	0.68
CSS Board & PSS Board	6,614,348	0.32
Australian Foundation Investment Company Limited	5,526,502	0.27
UBS Warburg Private Clients Nominees Pty Ltd	5,477,064	0.27
Invia Custodian Pty Limited	5,390,175	0.26
Suncorp General Insurance Limited	5,181,809	0.25
Argo Investments Limited	4,784,184	0.23
Transport Accident Commission	4,498,767	0.22
ING Life Limited	4,436,729	0.22
	1,342,839,408	65.58

Substantial Shareholders – 27 August 2002

The following shareholders have declared a relevant interest in the number of voting shares shown adjacent at the date of giving the notice under Part 6C.1 of the Corporations Act 2001.

The Capital Group Companies Inc	244,027,670
Delaware International Advisers Limited	132,774,324
Morgan Stanley Dean Witter Investment Management Limited	88,237,732

Shareholder information

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Monday, 28 October 2002, at 11.00 a.m. at the Melbourne Concert Hall, Victorian Arts Centre, St. Kilda Road, Melbourne, Victoria. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the form of proxy by which they can express their views.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Stock Exchange Listings

Shares of Foster's are listed under the symbol "FGL" on the Australian Stock Exchange. The securities of the Company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System), which allows settlement of on-market transactions without having to rely on paper documentation. Shareholders seeking more information about CHESS should contact their stockbroker or the Australian Stock Exchange.

Ordinary shares in Foster's Group are also listed on the London Stock Exchange. American Depositary Receipts, sponsored by the Bank of New York, can be purchased through brokers in the USA.

Share Register and Other Enquiries

If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne Victoria 3000
Australia
Telephone: +61 3 9615 9747
Australian callers 24 hour 7 day service: 1800 350 698
Facsimile: +61 3 9615 9900
(+61 3 9615 9744 only for faxing Forms of Proxy)
E-mail: registrars@asxperpetual.com.au
Internet: www.asxperpetual.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

In the United Kingdom, questions can be directed to:

Foster's Group Limited
Regal House
70 London Road
Twickenham Middlesex TW1 3QS
United Kingdom
Telephone: +44 208 843 8400
Facsimile: +44 208 843 8401

For enquiries relating to the operations of the Company, please contact the Foster's Group Investor Relations Department on:

Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2634
E-mail: investor.relations@fostersgroup.com
Internet: www.fostersgroup.com

Written correspondence should be directed to:

Vice President Capital Markets
Foster's Group Limited
GPO Box 753F
Melbourne Victoria 3001

Dividends

A final dividend of 9.5 cents per share will be paid on 1 October 2002 to shareholders registered on 6 September 2002. For Australian tax purposes, the dividend will be 100% franked at the 30% company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia or New Zealand. Shareholders can also elect to participate in the Dividend Reinvestment Plan. Direct credit and Dividend Reinvestment Plan forms are available on request from the share registry.

Tax File Numbers, Australian Business Numbers or Exemptions

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or Australian business number or tax exemption details.

Change of Address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN).

Key Dates

6 September 2002
Record date (books closing) for 2001/2002 final dividend

27 September 2002
Annual Report sent to shareholders

1 October 2002
Final dividend for 2001/2002 payable

28 October 2002
Annual General Meeting

11 February 2003*
Announcement of profit result for half year ending 31 December 2002

7 March 2003*
Record date (books closing) for 2002/2003 interim dividend

2 April 2003*
Interim dividend for 2002/2003 payable

30 June 2003
End of financial year

26 August 2003*
Announcement of profit result for the year ending 30 June 2003

*Likely dates. Subject to confirmation.

Foster's Group Limited
A.B.N. 49 007 620 886
Company Secretary:
Peter A. Bobeff

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002

We're putting the Internet to work at www.fostersgroup.com

We are pleased to offer our shareholders the benefits and convenience of electronic delivery through our website, including:

- Online delivery of the shareholder information and annual reports.
- Reduction of the amount of mail shareholders receive.
- Reduction of the Foster's printing and mailing costs associated with more traditional delivery methods.

Register as an online shareholder at www.fostersgroup.com and elect **NOT** to receive printed annual reports. You can also elect to be notified by email when the annual report is available online or whenever Foster's has a major Company announcement.

Become a Foster's Group online shareholder now, it's easy.

Just follow the 2 simple steps set out below.



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To know more about THE STORY

FOSTER'S GROUP LIMITED
CARLTON & UNITED BREWERIES
– AUSTRALIAN LEISURE AND HOSPITALITY
– CONTINENTAL SPIRITS
BERINGER BLASS WINE ESTATES
FOSTER'S BREWING INTERNATIONAL

77 Southbank Boulevard
Southbank, Victoria 3006, Australia

Telephone: (61) 3 9633 2000
Facsimile: (61) 3 9633 2002
Website: www.fostersgroup.com

LENSWORTH GROUP

Level 34, 385 Bourke Street
Melbourne, Victoria 3000
Australia

Telephone: (61) 3 9606 1700
Facsimile: (61) 3 9606 1744



FOSTER'S
GROUP

Foster's Group Limited
ABN 49 007 620 886

Monday 28 October 2002,
at 11.00 a.m.

Melbourne Concert Hall
Victorian Arts Centre
St Kilda Road, Melbourne
Victoria

Notice of ANNUAL GENERAL MEETING



Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Foster's Group Limited will be held at the Melbourne Concert Hall, Victorian Arts Centre, St. Kilda Road, Melbourne, Victoria, on Monday, 28 October 2002, at 11.00 a.m.

Business:

Accounts

To receive and consider the concise financial report and the full financial report (financial statements, notes and Directors' declaration) for the year ended 30 June 2002, together with the consolidated accounts of the company and its controlled entities in accordance with the Corporations Act 2001, and the reports of the Directors and Auditors thereon.

Resolutions

Directors

To elect Directors

1. Mr G.W. McGregor retires by rotation in accordance with the company's Constitution and, being eligible, offers himself for re-election.
2. Mr F.J. Swan retires by rotation in accordance with the company's Constitution and, being eligible, offers himself for re-election.

Information regarding the candidates for re-election can be found in the accompanying Explanatory Notes.

Special Business

3. **Approval of the participation of Mr Edward T. Kunkel, President and Chief Executive Officer of the company, in the Foster's Long Term Incentive Plan**

The resolution set out below will be proposed as an ordinary resolution:

"That subject to the attainment of the relevant performance standards prescribed under the Foster's Long Term Incentive Plan, the company approve the acquisition of rights in respect of up to a maximum of 514,000 shares in respect of the 2002/2003 financial year, by Mr E.T. Kunkel, President and Chief Executive Officer of the company, under the Foster's Long Term Incentive Plan."

By Order of the Board,

Peter A Bobeff

P.A. Bobeff,
Secretary.
Melbourne, 6 September 2002

Contents



BOURKE ST
COLLINS ST
FLINDERS ST
SPENCER ST
KING ST
WILLIAM ST
MARKET ST
QUEEN ST
ELIZABETH ST
SWANSTON ST
SOUTHBANK
MELBOURNE
CONCERT HALL
ST KILDA RD
SOUTHBANK BLVD
CITY RD
WHITEMAN ST
QUEENSBRIDGE ST
CLARENDON ST
KINGSWAY
CITY RD
STURT ST

VENUE LOCATION MAP

Information for Members

1. A member entitled to attend and vote at the meeting may appoint a proxy. If entitled to cast two or more votes, the member may appoint one or two proxies.
2. Where two proxies are appointed, each proxy may be appointed to represent a specific proportion of the member's voting rights. If the proportion is not specified, each proxy may exercise half of the member's voting rights. Fractional votes will be disregarded. An additional Form of Proxy is available on request from the company's Share Registry.
3. A proxy need not be a member of the company.
4. The Form of Proxy must be signed by the member or the member's attorney. Proxies given by corporations must be signed in accordance with the corporation's constituent documents, or as authorised by the Corporations Act 2001.
5. To be valid, the Form of Proxy must be lodged at the registered office of the company or the office of the company's Share Registry:

   Foster's Group Limited Share Registry
   ASX Perpetual Registrars Limited
   Level 4, 333 Collins Street
   Melbourne, Vic, 3000 Australia

   at least 48 hours before the time for holding the meeting. The Form of Proxy can be also sent by facsimile to the company's Share Registry on (03) 9615 9744.
6. If this Form of Proxy is executed under a power of attorney which has not been noted by the company, the power of attorney must accompany the Form of Proxy.
7. In the case of joint shareholders, the signature of the senior shall be accepted to the exclusion of the other joint shareholders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint shareholding. Nevertheless, the names of all joint shareholders should be shown.
8. The company has determined in accordance with section 1109N of the Corporations Act 2001, that for the purpose of voting at the meeting, shares will be taken to be held by those who hold them at 11.00 a.m. on Saturday, 26 October 2002.

Corporations

A corporation may elect to appoint a representative in accordance with the Corporations Act 2001, in which case the company will require written proof of the representative's appointment, which must be lodged with or presented to the company before the meeting.

Voting

In accordance with the ASX Listing Rules, any vote cast on Resolution 3 by Mr Kunkel or any associate of him, shall be disregarded, provided that it need not be disregarded if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Form of Proxy; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Form of Proxy to vote as the proxy decides.

Explanatory Notes

Resolution 1 – Re-election of Mr G.W. McGregor as a Director

Mr Graeme McGregor AO, B.Ec., FCPA, FAICD has been a Member of the Board since April 1999. He is 63 years of age. Mr McGregor is a Director of Santos Limited, Were Securities Limited, Community Foundation Network Limited and Nufarm Limited. He is the National Treasurer of the Australian Institute of Company Directors and a member of the Financial Reporting Council and was previously a Director of Foster's Brewing Group Limited from 1992-1996.

Resolution 2 – Re-election of Mr F.J. Swan as a Director

Mr Frank Swan, B.Sc., FAICD, FID (UK) has been a Member of the Board since August 1996 and Chairman since October 1999. He is 61 years of age. Mr Swan is a Director of the Commonwealth Bank of Australia Limited and National Foods Limited. He is also former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc.

Resolution 3 – Approval of the participation of Mr Edward T. Kunkel, President and Chief Executive Officer of the company, in the Foster's Long Term Incentive Plan

General

The Foster's Long Term Incentive Plan (LTIP) was approved by members in 1998 and has operated in each year since that approval.

Under the LTIP, individuals who have the capacity to make an impact on the long term performance of the company are identified and rewarded if the company exhibits superior performance over a period of time. Participants may be entitled to ordinary shares in the capital of the company ("Shares") if certain performance standards are met. If participants become eligible to Shares under the LTIP, Shares are issued by the company and held on trust for participants by the Trustee. Subject to the Shares not being forfeited, the participants may elect to have Shares transferred to them within 10 years of the Acquisition Date, being three to five years (if extended) after the participant is made an offer to participate in the LTIP. The Acquisition Date for the purpose of the LTIP is the date such Shares are issued to the Trustee.

Trust Deed

The terms and conditions of the acquisition of Shares by the Trustee pursuant to the LTIP are governed by the Trust Deed ("Deed"). A summary of the main terms and conditions of the Deed appears below. Copies of the Deed are available from the Share Registry upon request at no cost to Members.

Subject to the ASX Listing Rules, from time to time, the Directors at their discretion, and in conjunction with the Trustee, may vary the Deed.

Offers, Structure and Overview

Those employees who have a capacity to make an impact on the long term performance of the company may be made an offer to participate in the LTIP. As a generalisation, the more senior the employee, the greater the level of participation. Each year, offers to participate may be made. The acceptance of an offer to participate in the LTIP in one year does not preclude an offer being made to the same employee to participate in the LTIP in subsequent years.

Performance Standard

The performance standard is the company's performance as measured by total shareholder return ("TSR"), compared with a peer group of companies. TSR measures share price change plus dividend stream relative to a peer group of companies.

TSR is calculated by an accumulation index, currently determined by Standard and Poor's, based on share price movements of the price of fully paid ordinary shares in each company in a peer group of companies (including Foster's). The TSR for each company is ranked from highest to lowest. If the company's ranking is below the median ranking, subject to an extension of the performance period, there will be no entitlement to Shares. If the company's ranking is at the median, and the participant's performance over the period warrants the acquisition by the Trustee of Shares on behalf of the participant, the entitlement is 50% of the maximum entitlement.

If the ranking is between the median and the 85th percentile ranking, the participant is entitled to Shares in proportion to the ranking between 50% and 100% of the maximum entitlement. If the company's ranking is at or above the 85th percentile in the ranking of peer group companies, and the participant's performance warrants the acquisition of Shares as described above, the entitlement is 100% of the maximum entitlement.

The Directors retain the discretion to exclude one or more trades in the Shares on the ASX.

A list of the peer group companies for the 2002/2003 financial year is available to shareholders on request.

Extension

If the performance standard has not been achieved, the period during which the performance standard can be achieved is extended by up to two years (ie. to a total of five years).

Losing the entitlement

If a participant leaves the employment of the company or an associated company between the Offer Date and the Acquisition Date (other than by reason of retirement, redundancy, ill health, death or because the employer of the participant ceases to be an associated company), the participant will no longer be entitled to participate in the LTIP and not entitled to any Shares other than those previously acquired.

Issue Price of Shares

Shares are issued to the Trustee at an issue price determined by the company. The issue price is paid by the Trustee using funds supplied by the company or an associated company.

Plan Limit

The total number of Shares issued (whether pursuant to the exercise of options or otherwise) and options outstanding under any employee or executive share or option plan established by the company, together with the total number of Shares held by the Trustee on behalf of participants, can not exceed 5% of the number of Shares on issue on the day preceding such date. Options which have been exercised are not included in the calculation.

Rights of Shares Acquired Under the LTIP

Shares are registered in the name of the Trustee until the participant notifies the Trustee in writing to have the Shares transferred failing which the Trustee transfers the Shares to the participant upon the earlier of the date employment ceases or 10 years from the Acquisition Date.

Prior to the transfer of the Shares, the participant is entitled to receive any bonus issue of Shares, dividends paid and participate in rights issues in respect of Shares held by the Trustee for the benefit of the participant. The participant will be able to direct the Trustee to take up a rights issue on behalf of the participant, but will be required to provide all moneys payable to the company in relation to a rights issue.

A participant may direct the Trustee how to vote at a general meeting.

Change of Control

If, between the Offer Date and the Acquisition Date there is a change in control as set out in the Trust Deed, the participant is entitled to an amount which the Directors decide is appropriate in the circumstances.

Administration

The Directors or a Committee of the Directors supervise the administration of the LTIP.

Suspension or Termination

The Directors have the right to suspend or terminate the LTIP at any time. Termination of the LTIP does not affect participants who have become entitled to Shares. Participants in the LTIP prior to termination may still become entitled to Shares despite the termination of the LTIP if the company reaches or exceeds the relevant performance standards, and the participant's performance over the period warrants the acquisition by the Trustee of Shares for him or her.

Participation of Mr E.T. Kunkel in the LTIP

Under Listing Rule 10.14 of the ASX Listing Rules, a Director of the company may only participate in an employee share plan where such participation is approved by ordinary resolution of the company in general meeting or a waiver is granted by the ASX.

The ASX has granted a waiver in respect of the participation of Mr Kunkel in the Foster's Employee Share and Option Plan ("ESP") including for the year 2002/2003. Mr Kunkel's participation under the ESP was for 2,000 Shares in 2001/2002 and will be the same for 2002/2003.

Mr Kunkel participates in the LTIP and it is intended that Mr Kunkel participate in the LTIP in respect of the 2002/2003 financial year. The time at which Shares will be acquired is in about September 2005 (although this could be extended by up to 2 years) and the number of Shares acquired will be dependent on the company's performance as discussed above. The waiver granted by the ASX also addresses the time of issue of the Shares pursuant to the LTIP.

In the last 3 years Mr Kunkel obtained rights to acquire up to the following (maximum) number of Shares:

- 1999/2000 – 314,000 Shares
- 2000/2001 – 330,000 Shares
- 2001/2002 – 280,000 Shares

As described above, Mr Kunkel will be entitled to the maximum number of Shares only if the company's TSR ranking is at the 85th percentile ranking or above. If the company achieves the median ranking, Mr Kunkel will be entitled to 257,000 Shares. If the company does not achieve the median ranking, Mr Kunkel will be entitled to no Shares in respect of the 2002/2003 participation.

Any Shares acquired by the Trustee for Mr Kunkel under the LTIP will be issued at an issue price to be set by the company and Mr Kunkel will receive the Shares without cost to him. In September 2001, 252,000 Shares were issued out of the 400,000 approved by shareholders in 1998. In September 2002, 160,140 Shares were issued out of the 314,000 approved by shareholders in 1999.

No Director or associate of a Director of the company, other than Mr Kunkel, has participated or is entitled to participate in either of the two plans and, unless an ASX waiver is obtained, no such Director or person will participate without approval being obtained at a general meeting.

Directors' View

The Directors (other than Mr Kunkel who abstained by reason of his interest in the resolution) have resolved that it is in the best interests of the company for Mr Kunkel to participate in the LTIP.

The Directors have also resolved that in their view, the overall remuneration of Mr Kunkel, which includes his participation in the LTIP, is reasonable having regard to the circumstances of the company and of Mr Kunkel.

The precondition that the company reach the minimum TSR levels before Mr Kunkel becomes entitled to Shares under the LTIP is intended to provide Mr Kunkel with a significant incentive to increase shareholder wealth substantially over the three years and subsequently in the case of future invitations.

Foster's Group DIRECTORY

Foster's Group Limited
Carlton & United Breweries
– Australian Leisure and Hospitality
– Continental Spirits
Beringer Blass Wine Estates
Foster's Brewing International

77 Southbank Boulevard
Southbank, Victoria 3006, Australia

Telephone: (61) 3 9633 2000
Facsimile: (61) 3 9633 2002
Website: www.fostersgroup.com

Lensworth Group

Level 34, 385 Bourke Street
Melbourne, Victoria 3000
Australia

Telephone: (61) 3 9606 1700
Facsimile: (61) 3 9606 1744



TO: Canadian Shareholders

Foster's Group Limited prepares its audited financial statements in accordance with generally accepted accounting principles in Australia.

Enclosed for your information is a statement explaining the differences between those principles and the generally accepted accounting principles in Canada. This may be of assistance to you when reviewing the audited financial statements of Foster's Group Limited.

MAJOR ACCOUNTING PRINCIPLES AND PRACTICES

IN CANADA AND AUSTRALIA

- A SUMMARY OF SIGNIFICANT DIFFERENCES -

JUNE 2002

Consolidated Statements

Australia	Canada
Consolidated financial statements are required for an economic entity, comprising the company and all its controlled entities.	Consolidated financial statements are required where one company has direct or indirect control over another.
No exceptions to above requirement.	Exceptions for specific situations exist.

Transfer of assets under common control (to entities less than 51% owned)

Transfer of assets at a profit to any entity under common control

Australia	Canada
Profit recognised to the extent of external holdings in the transferee company.	No profit recognised. Assets transferred are booked at values as per transferor's accounts.

Asset revaluations

Australia	Canada
Permits an entity to use either cost or fair value basis to measure a class of non-current assets.	Not allowed except for special and rare circumstances like corporate reorganisation and sale of an entity to a non-related party.
Foster's elected to revert from revaluation basis to cost basis effective 1 July 1999.	

Intangible assets other than goodwill

Australia

No specific standard on identifiable intangibles.

Depreciation standard requires non-current assets to be amortised over their useful lives.

Canada

Intangible assets are carried at cost. Previously amortisation was required over the estimated useful lives.

Under the new standard effective 1 January 2002, intangibles with indefinite lives are not required to be amortised. The new standard requires an impairment test of intangibles assets to be applied.

Extraordinary items

Definition

Australia

- outside ordinary operations of the company.
- are not of a recurring nature
- are highly unlikely to occur.

Canada

- Not expected to occur frequently over several years.
- Do not typify the normal business activities of the entity.
- Do not depend on decisions or determinations by management or owners.

Foreign exchange

Gains and losses on long term monetary assets

Australia

Should be recognised in income statement immediately.

Canada

Previously deferred and amortised over the life of long term monetary assets. Amended standard effective 1 January 2002 eliminates deferral and amortisation of unrealised gains and losses on non-current current monetary assets and liabilities.

Foreign exchange

Hedges of anticipated purchases and sales

Australia

Where a hedge

- is expected at inception and subsequently to be effective in reducing exposure to the risks intended to be hedged; and
- it is probable that the anticipated transactions will occur as designated:

the gains and losses arising on the hedge must be deferred and included in the measurement of the underlying hedge purchases and sales when they occur, with hedge accounting to be discontinued if it is expected that the hedge transactions will not occur as designated.

Canada

No specific standard in Canada, However an accounting guideline was issued in November 2001 which outlines when hedge accounting can be used but offers no guidance on how to hedge account.

Prior period adjustments

Australia

Adjustments to retained earnings are not permitted unless stipulated by a statutory requirement, which specifically requires the making of an initial accounting entry to give retroactive effect to the changed accounting policy. Effect of all other changes, including accounting policy changes, to be included in the results for the period.

Canada

Prior period adjustments are only permitted as a result of a correction of an error or retroactive change in accounting policy.

Joint ventures

Unincorporated joint ventures

Australia

Joint ventures are generally accounted for using the equity method of accounting

Canada

Required to use a proportionate consolidation approach. That is, the joint venturer is required to include in its financial statements its share of:

- each individual asset or liability.
- any costs incurred

Joint ventures

Incorporated joint ventures

Canada

The Canadian standard does not

distinguish in its requirements between incorporated and unincorporated joint ventures.

Australia

Joint ventures, which involve the establishment of a separate joint venture entity, are accounted for using the equity method of accounting.

Pension costs

Australia

No formal accounting standard. Practice usually treats pension costs as being the contributions to the fund only.

The level of contributions is usually based on actuarial advice to ensure the Pension Fund operates on a fully funded basis.

Canada

The Canadian standard's objective is to allocate to each accounting period an appropriate portion of cost of providing pension benefits.

The amounts are calculated quite separately from and independent of amount of contributions. It is a more conservative approach than Australia as the projected benefit approach is used to calculate the charge in the income statement.

Employee benefits

Australia

Benefits are to be accrued for all employees. Current entitlements are to be accrued at undiscounted amounts, whilst non-current entitlements are to be discounted back to present value.

Canada

Non-current entitlements to be accrued for all employees.

Related parties

Australia

Quantitative information to be disclosed for the following:

- director-related transactions
- transactions within the wholly owned group
- other related party transactions

Canada

Quantitative information, including measurement basis, to be disclosed for the following:

- transactions in the normal course of operations
- transactions other than in the normal course of operations
- other related party transactions

Defeasance

Australia

Prescribed principles to follow in relation to in-substance and legal defeasances.

Canada

No specific standard in Canada. Recommendations of FASB76 in the US on defeasance do not conflict with S3860 in Canada.

Borrowing Costs

Australia

Borrowing costs (including interest) are required to be capitalised as part of the cost of a qualifying asset where they are directly attributable to the acquisition, construction or production of the asset.

A qualifying asset is defined as "an asset that necessarily takes a substantial period of time to get ready for its intended use or sale" eg. Long term inventories.

Canada

No specific standard in Canada. However interest is sometimes capitalised as an element of historic cost for items such as fixed assets. Disclosure of capitalised interest is required.

Self-generating and regenerating assets (SGARA)

Australia

- A SGARA is any non-human, living asset eg. Grapes and grape vines.
- A SGARA is to be valued each reporting period at net market value, with the resulting increments and decrements in net market value reported through the profit and loss.
- The net market value of non-living produce (i.e. picked grapes) extracted from SGARAs is determined immediately after it becomes non-living and is recognised as revenue.

Canada

No specific standard in Canada.

Goodwill

Australia

Requires amortisation up to a maximum of 20 years

Canada

Previously allowed amortisation up to a period of 40 years.

New standard effective 1 January 2002 requires a fair-value-based impairment test of goodwill to be applied at least annually.

Investment in Associates

Australia

The standard does not allow a negative investment balance to be recognised.

Canada

Requires an investor should continue to record its position of investee losses unless unlikely to share in such losses.

Income taxes

Australia

Uses the liability method of tax accounting.

No discounting required.

Where timing differences are not expected beyond reasonable doubt to reverse, they are not recognised in the deferred tax balances. Any future income tax benefit in relation to tax losses shall not be brought into account unless realisation of the benefit is virtually certain.

Canada

Requires the deferral method of tax accounting to be applied to timing differences and the liability method to tax loss carry forwards.

Also prescribes discounting of tax balances.

Requires full tax allocation, however it recommends a write-off of tax benefit of loss carry-forwards previously recognised where it is no longer virtually certain the benefit will be realised.

Employee compensation - stock based options

Australia

No specific standard in Australia but disclosure required under the related party standard.

Canada

Previously no specific standard. New standard effective 1 January 2002 requires the fair value method to be used or disclosure of the profit or loss impact if the fair value method had been used.